Form 20-F/A
period 2002-09-30
GLOBETECH VENTURES CORP
filed 2003-05-09
CIK 947994

UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

OR

[   ]

TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-26414

GLOBETECH VENTURES CORP.

(Exact Name of Company as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

#402 - 750 W. Pender Street, Vancouver, B.C., Canada V6C 2T7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities registered or to be registered pursuant to

Section 12 (g) of the Act:

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to

Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by this registration statement:

9,489,939  Common Shares

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

__X__

No

_____

Indicate by check mark which financial statement ITEM the Company has elected to follow.

ITEM 17 _____

 ITEM 18 __X__

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.  The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

2002

      2001

    2000

  1999

1998

Rate at end of Period

.6304

    .6333

   .6651

 .6815

.6531

Average Rate During Period

.6356

    .6514

   .6792

 .6653

.6896

High Rate

.6619

    .6688

   .6984

 .6863

.7304

Low Rate

.6200

    .6324

   .6604

 .6481

.6311

On September 30, 2002, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Exchange Rate”) was US$0.6304 = $1.00 Canadian.

TABLE OF CONTENTS

PART I

ITEM 1

Description of Business

4

ITEM 2

Description of Assets

6

ITEM 3

Legal Proceedings

6

ITEM 4

Control of Company

7

ITEM 5

Nature of Trading Market

8

ITEM 6

Exchange Controls and Other Limitations Affecting Security Holders

8

ITEM 7

Taxation

9

ITEM 8

Selected Financial Data

10

ITEM 9

Management’s Discussion and Analysis of Financial Condition and

11

 Results of Operations

ITEM 10

Directors and Officers of Company

12

ITEM 11

Compensation of Directors and Officers

12

ITEM 12

Options to Purchase Securities from Company or Subsidiaries

13

ITEM 13

Interest of Management in Certain Transactions

13

PART II

ITEM 14

Description of Securities to be Registered

14

PART III

ITEM 15

Defaults upon Senior Securities

15

ITEM 16

Changes in Securities and Changes in Security For Registered Securities

15

PART IV

ITEM 17

N/A

ITEM 18

Financial Statements

15

ITEM 19

Financial Statements and Exhibits

16

PART I

All statements, other than statements of historical fact included in this Form 20-F, including without limitation, the statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business,” are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”).  Such forward-looking statements involve assumptions, known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Globetech Ventures Corp. to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements contained in this Form 20-F.  Such potential risks and uncertainties include, without limitation, the Company being in the exploration and development stages with its properties and projects, having limited financial resources, dealing in an industry with fluctuating demand and pricing, having to work with substantial governmental regulations, working in an industry involving hazardous operations, and other risk factors detailed herein.  The forward-looking statements are made as of the date of this Form 20-F and the Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements.

The Company’s consolidated financial statements and all other references to currency throughout this Form 20-F are stated in Canadian Dollars (“Cdn”) unless specifically indicated otherwise and are prepared in accordance with Canadian Generally Accepted Accounting Principals (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as noted in the notes to the consolidated financial statements.

ITEM 1.

DESCRIPTION OF BUSINESS

Introduction

Globetech Ventures Corp. (the “Company” or “Globetech” or “GTVC”) was incorporated under the laws of the Province of British Columbia, Canada, on November 20, 1991, by registration of its Memorandum and Articles pursuant to the Company Act (British Columbia) under the name Universal Enterprises Corp.  The Company changed its name to Colossal Resources Corp., effective August 17, 1992.  On May 26, 1993, the Company became a reporting company in British Columbia which was the date a receipt was issued for the Company’s final prospectus by the British Columbia Securities Commission and its shares of common stock were listed for trading on the Vancouver Stock Exchange under the symbol “CLP”.

At the close of business on February 24, 1997, the Company voluntarily de-listed its shares from the Vancouver Stock Exchange.  The common shares of the Company were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996.  Pursuant to the NASDAQ new listing requirements, the Company failed in maintaining a bid price of not less than US$1.00 per share, hence the Company’s common shares were de-listed from the NASDAQ Small Cap Market, effective July 20, 1998.  Subsequently, the Company listed its common shares for trading on the OTC Bulletin Board with the trading symbol CLPZF.  On September 19, 2000, the Company announced that it had changed its name to Globetech Ventures Corp. effective September 20, 2000.  There was no consolidation of capital.  The new trading symbol is GTVCF.

The Company’s head office is located at Suite 402 - 750 West Pender Street, Vancouver, British Columbia, V6C 2T7.  The contact person is Dilbagh S. Gujral, President and Chief Executive Officer.  The telephone number is (604) 688-0044, and the facsimile number is (604) 684-2439.

Prior to June 19, 1998, the Company had 20,000,000 shares of common stock as authorized capital of which 9,781,255 shares were of common stock issued and outstanding.  Upon shareholders’ vote of approval on May 4, 1998, and effective June 19, 1998, the Company consolidated its common stock on the basis of a 7.5:1 reverse split (7.5 old shares to 1 new share).  Upon shareholders’ vote of approval on March 21, 2000 and effective September 20, 2000, the Company changed its name to Globetech Ventures Corp. with no consolidation of capital.  Accordingly, the authorized capital of the Company is 20,000,000 common shares and the issued and outstanding share balance is 9,489,939.

The information in this Annual Report is current as at September 30, 2002, the Company’s fiscal year end, except where a different date is specified.

Background and General

On August 19, 2002, the Company announced that they have entered into a lease agreement with Western Hemisphere Resource Exploration Ltd. (“WHRE”) of London, England, the parent company of Broken Hill Minerals Ltd. (“BHM”) of Zambia whereby Globetech will be receiving a fixed monthly revenue for the lease of its Kabwe facility located in Kabwe, Zambia.  Western Hemisphere Resource Exploration Ltd. and BHM have the right to purchase the plant within two years of the effective date of this lease agreement.  The terms of the lease between Globetech and Western Hemisphere Resources Exploration of London, England, the parent company of Broken Hill Minerals, also calls for an option whereby WHRE may purchase the plant from Globetech for $10 million and will notify the Company of its intent to purchase the plant three calendar months in advance.

Globetech announced on July 19, 2000 that it had negotiated an agreement with TranslationWave.com (“TranslationWave”), a U.S. based company, whereby Globetech will acquire a 20% equity interest in TranslationWave in consideration of advancing US$500,000 to that company for further development work on its business and the issuance of 250,000 restricted shares from treasury at a deemed price of U.S. $1.25 per share.  Globetech will also receive an exclusive option from TranslationWave to acquire the remaining 80% interest in TranslationWave in consideration of such number of treasury common shares of Globetech based on a valuation of the 80% interest as determined by a Commercial Business Valuator.  Globetech, at its discretion, may choose to issue a combination of restricted treasury shares and/or cash to exercise the option, which is valid for a period of 12 months from the date of the execution of the formal agreement between the parties.

On April 19, 2001, the formal agreement between the Company and TranslationWave was executed.  The Company acquired 20% of the issued and outstanding common shares of TranslationWave.  As consideration, the Company issued 500,000 common shares at an agreed price of US$0.25 per share and advanced US$500,000 to TranslationWave.  The Company has the exclusive option to purchase the remaining 80% interest in TranslationWave until April 19, 2002.

Subsequent to September 30, 2002, the Company acquired a 100% interest in TranslationWave.  The Company expects the acquisition to be completed by the end of June.

The Company currently has a staff of 3, who are involved in administration and accounting positions. The Company utilizes the services of various individuals on a consulting basis.

Business Plan

1.

The Company acquired on April 19, 2001, a 20% equity interest in TranslationWave in consideration of advancing US$500,000 to that company for further development work on its business and the issuance of 500,000 restricted shares from treasury at a deemed price of US$0.25 per share.  Globetech also received an exclusive option until April 19, 2002 from TranslationWave to acquire the remaining 80% interest in TranslationWave in consideration of such number of treasury common shares of Globetech based on a valuation of the 80% interest as determined by a Commercial Business Valuator.  Globetech, at its discretion, may choose to issue a combination of restricted treasury shares and/or cash to exercise the option.  The Company has accounted for the advances to TranslationWave as notes receivable.  These notes receivable are payable on demand and bear interest at the prime rate of the Royal Bank of Canada plus 3% per annum.

2.

Management is currently evaluating the usage of all assets for other projects and will be making decisions to dispose of those non-essential items to generate some cash flows.

3.

As an interim strategy, management has decided to write-off Zambian and South African assets although the Company is looking at various alternatives to utilize the plant and equipment. At this juncture, management believes that this is the best course of action and will proceed further in exploring other possible projects in the best interest of the Company and its shareholders.

Costs and Sources of Funding

To date the Company’s activities have been financed primarily through the sale of equity securities and debentures which are convertible into common shares.

The Company anticipates that it will raise capital through various options such as private placements, joint venture agreements, pre-sale loans, or a combination of these options.

No assurance can be given that the Company will be able to raise sufficient proceeds to provide adequate funds to undertake the Company’s planned operations.

Employees

As of September 30, 2002, the Company and its subsidiaries has 3 employees.  The Company utilizes the services of various individuals on a consulting basis.  The Company considers its labour relations to be excellent.

ITEM 2.

DESCRIPTION OF ASSETS

TranslationWave.com

The Company acquired on April 19, 2001, a 20% equity interest in TranslationWave in consideration of advancing US$500,000 to that company for further development work on its business and the issuance of 500,000 restricted shares from treasury at a deemed price of US$0.25 per share.  Globetech will also receive an exclusive option until April 19, 2002 from TranslationWave to acquire the remaining 80% interest in TranslationWave in consideration of such number of treasury common shares of Globetech based on a valuation of the 80% interest as determined by a Commercial Business Valuator.  Globetech, at its discretion, may choose to issue a combination of restricted treasury shares and/or cash to exercise the option.  The Company has accounted for the advances to TranslationWave as notes receivable.  These notes receivable are payable on demand and bear interest at the prime rate of the Royal Bank of Canada plus 3% per annum.

Subsequent to September 30, 2002, the Company acquired a 100% interest in TranslationWave.  The Company expects the acquisition to be completed by the end of June.

TranslationWave is a leading translation application service provider (“ASP”) that transforms the Internet into a truly universal platform for communication and commerce.  This is done through its three key products: web site translation; e-mail translation; and its universal translation icon (Interprenet).  TranslationWave’s interactive web site, www.translationwave.com is a dynamic online venue that demonstrates a complete package of translation services, including chat room capabilities, e-mail, phrase, document, and web site translation. The actual TranslationWave web site is a showcase for the technology that is available to those wanting to integrate this beneficial technology into their applications through customized business solutions.  TranslationWave currently provides translation to and from English, Spanish, Portuguese, Italian, Japanese, German, Korean, Chinese, Russian, and French (with Arabic and Dutch soon to be added).  E-mail, chat room, and keyboard applications also support communication in a total of 38 international languages.  The company believes that the end result is simple: in striving to gain as much exposure as possible, it is imperative for companies not to overlook the potential of extremely valuable non-English speaking markets.  The Company has determined that its investment in TranslationWave may have declined below cost and to provide a conservative valuation on its balance sheet has decided to write down this asset.

ITEM 3.

LEGAL PROCEEDINGS

Not Applicable.

ITEM 4.

CONTROL OF COMPANY

The Company’s securities are recorded on the books of its transfer agent in registered form.  The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients.  The Company does not have knowledge of the beneficial owners thereof.  To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.  Table No. 1 sets forth the names of: (i) each person who, to the knowledge of management of the Company, owns more than 10% of any class of the Company’s voting securities; and (ii) the total amount of any class of the Company’s voting securities owned by the Company’s officers and directors as a group as of February 17, 2003.

Table No. 1

Name and Address of

Number of Shares

Beneficial Owner (1)

Beneficially Owned (2)

Percent of Total (3)

Dilbagh S. Gujral

1,427,521

(4)(5)

                         15.04%

All Officers and Directors

1,427,521

(5)

                        15.04%

as a group (four total)

(1)

Unless otherwise noted, the Company believes that all shares are beneficially owned and that all entities or persons named in the table or their family members have sole voting and investment power with respect to all shares owned by them.

(2)

Each group is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner’s percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised.

(3)

Assumes 9,489,939 shares outstanding as of February 17, 2003 plus, for each group, any securities that specific person has the right to acquire upon exercise of presently exercisable stock options and warrants.  Options and warrants held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual’s ownership interest percentage.

(4)

Includes 235,000 options to purchase shares of common stock and 25,000 shares held in escrow by Pacific Corporate Trust Company located at 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, registered in the name of D. Gujral. Any shares not released from escrow before the expiration of five years from the date of the receipt of the initial Prospectus of the Company shall be cancelled.

(5) Post-reverse split of common shares.

There are no voting agreements or similar arrangements (formal, informal, written, or oral) known to management to exist.

ITEM 5.

NATURE OF TRADING MARKET

The Company has only one class of capital stock being common shares without par value.  The Company’s common shares were traded on the NASDAQ Small Capital Exchange until July 20, 1998, when they were de-listed because the Company shares could not meet the minimum US$1.00 trading price.  The common shares are now currently trading on the OTC Bulletin Board.  Previously, between May 26, 1993 and February 24, 1997, the Company’s common shares were traded on the Vancouver Stock Exchange.

Table No. 2 lists the high and low sales price for the Company’s capital stock on the OTC Bulletin Board for each quarter of the two most recent fiscal years:

Table No. 2

OTC Bulletin Board

Stock Pricing

Calendar Quarter

      Bid Quotations (High-Low)

  2002(US$)

      2001(US$)

High    Low

     High    Low

First

0.430   0.050

    2.500   0.440

Second

0.260   0.090

    0.880   0.260

Third

0.170   0.050

    0.650   0.190

Fourth

0.260   0.015

    0.250   0.120

ITEM 6.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. The Investment Canada Act (the “Act”) enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act. For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisitions of Canadian businesses with assets with a gross book value of CDN$5,000,000 or more; indirect acquisitions of Canadian businesses with assets of CDN$50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than CDN$5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by an “American,” or the vendor of the Canadian business is an “American” (as defined in the Act), the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is CDN$150,000,000 in constant 1992 dollars as determined in accordance with the Act. The monetary threshold for indirect acquisitions, where the value of the assets of the entity or entities carrying on business in Canada is greater than 50% of the total value of the assets of all of the entities being acquired, is CDN$150,000,000 in constant 1992 dollars as determined in accordance with the Act. Other indirect acquisitions of Canadian businesses by or from Americans are not subject to review. An “American,” as defined under the Act, includes an individual who is a national of the United States or is lawfully admitted for permanent residence within the meaning of the Immigration and Nationality Act of the United States, and a corporation that is controlled by an American in accordance with the Act. Special rules apply with respect to investments by non-Canadians to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services, and activities relating to Canada’s cultural heritage or national identity. If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Agency (established by the Act) prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover,  provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

The Agency will submit the application for review to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of “net benefit to Canada,” taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors to be considered are: (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components, and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic, and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

Within 45 days after a completed application for review has been received, the Minister must notify the investor that: (i) he is satisfied that the investment is likely to be of “net benefit to Canada”;  (ii) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period); or (iii) he is not satisfied that the investment is likely to be of “net benefit to Canada.”

If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of “net benefit to Canada.”

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of “net benefit to Canada”, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of “net benefit to Canada.” In the latter case, the investor may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business.

 ITEM 7.

TAXATION

Canadian Federal Income Taxation

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company’s common stock pursuant to this Annual Report who, for purposes of the Income Tax Act (Canada) (the “Canadian Act”), deal at arms length with the Company, hold shares of common stock as capital property, are not residents of Canada at any time when holding common stock and do not use or hold and are not deemed to use or hold common stock in or in the course of carrying on business in Canada.

This summary is based on the current provision of the Canadian Act, the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended. This summary takes into account specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof and the Company’s understanding of the current published administrative and assessing practices of Revenue Canada, Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of common stock unless the capital stock is “taxable Canadian property” to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty.  The capital stock will not be taxable Canadian property to a shareholder provided that the Company is a “public corporation” within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arms length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. The Company has qualified and elected to be a “public corporation” within the meaning of the Canadian Act.  In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of common stock provided that the value of the shares of the Company is not derived principally from real property (including resource property) situated in Canada and provided such shareholder does not have and has not had within the 12-month period preceding the disposition a permanent establishment or fixed base available to such shareholder in Canada.

Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and further reduced to 5% if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company. The reduction to 5% for corporations owning at least 10% of the voting shares of the Company is phased in at 7% for dividends paid before 1996 and at 6% for dividends paid before 1997.

 United States Federal Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation (“U.S. Taxpayer”) will recognize a gain or loss on the sale of the Company’s common stock equal to the difference between the proceeds from such sale and the adjusted cost basis in the common stock.  The gain or loss will be a capital gain or capital loss if the Company’s common stock is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company’s common stock.  A U.S. Taxpayer who pays Canadian tax on a dividend on the common stock will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting stock of the Company should consult its tax advisor as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the Company’s common stock.

For any taxable year of the Company, if at least 75% of the Company’s gross income is “passive income” (as defined in the Internal Revenue Code of 1986, as amended (the “Code”)), or if at least 50% of the Company’s assets, by average fair market value, are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company (“PFIC”). There can be no assurance that the Company will not be determined to be a PFIC in its current or future taxable years.

If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any common stock, the U.S. Taxpayer will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Taxpayer’s common stock.  For example, gifts, exchanges pursuant to corporate reorganizations, and use of the common stock as security for a loan may be treated as a taxable disposition and a stepped-up basis upon the death of such a U.S. Taxpayer may not be available.  Furthermore, in the absence of an election by such U.S. Taxpayer to treat the Company as a “qualified electing fund” (the “QEF election”), as discussed below, the U.S. Taxpayer would be required to: (i) report any gain on disposition of any common stock as ordinary income rather than capital gain; (ii) to compute the tax liability on such gain and on certain distributions as if the items had been earned pro rata over the U.S. Taxpayer’s holding period (or a certain portion thereof) for the common stock; and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Taxpayer in which the items were treated as having been earned.  Such U.S. Taxpayer would also be liable for interest (which may be non-deductible by certain U.S. Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any common stock, the adverse taxation of disposition gains and certain distributions may be avoided by any U.S. Taxpayer who makes a QEF Election on or before the due date (including extensions) for filing such U.S. Taxpayer’s tax return for such taxable year.  Such a U.S. Taxpayer would be taxed on dividends and capital gains as if the Company had never been a PFIC, but would also be taxed on its pro-rata share of the Company’s earnings and profits for the Company’s taxable year in which it was (or was treated as) a PFIC and which ends with or within such U.S. Taxpayer’s taxable year, regardless of whether such amounts are actually distributed by the Company.  Should such an election be made (and if the Company is a PFIC, U.S. Taxpayers are strongly urged to consider this special election), there are a number of specific rules and requirements applicable thereto, and such an electing U.S. Taxpayer is strongly urged to consult his own tax advisor in that regard.

The foregoing discussion of Canadian taxation and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their common stock.

ITEM 8.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years 2002, 2001, 2000, 1999, and 1998 ended September 30th, was derived from the consolidated financial statements of the Company which have been audited by Mackay LLP, Chartered Accountants, and Davidson & Company Independent Chartered Accountants (“DC”).  The information in Table No. 3 was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “ITEM 9: MANAGEMENT’S DISSCUSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”  Table No. 3 was derived from financial statements prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”).  Refer to Note 16 of the consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Table No. 3

Summary Financial Data

Three months ended 12/31/02 (unaudited)	Three months ended 12/31/01 (unaudited)	Year ended 9/30/02	Year ended 9/30/01	Year ended 9/30/00	Year ended 9/30/99	Year ended 9/30/98

Canadian GAAP:

Revenue

Net Income/(Loss)

Per Share*

Weighted Ave. Shares*

Dividends

Total Assets

Shareholder Equity

U.S. GAAP:

Net Income/(Loss)

Per Share *

Weighted Ave. Shares*

Total Assets

Shareholder Equity

nil 98,712 0.01 9,489,939 nil 63,481 (792,581) 98,712 0.01 9,489,939 63,481 (792,581)	nil (154,949) (0.02) 9,489,939 nil 54,767 (891,293) (154,949) (0.02) 9,489,939 54,767 (891,293)	nil (319,713) (0.03) 9,489,939 nil 54,767 (891,293) (319,713) (0.03) 9,489,939 54,767 (891,293)	nil (1,822,692) (0.27) 6,866,266 nil 90,449 (571,580) (1,822,692) (0.27) 6,841,266 90,449 (571,580)	nil (438,663) (0.10) 4,309,771 nil 755,889 144,905 (2,804,546) (0.66) 4,284,771 755,889 144,905	nil (706,147) (0.28) 2,563,144 nil 11,148 (1,707,309) (1,035,702) (0.41) 2,538,144 11.148 (1,707,309)	564,849 (20,236,904) (14.43) 1,402,215 nil 84,285 (2,605,191) (20,775,703) (15.13) 1,377,215 19,871 (2,669,605)

* During the year ended September 30, 1998, the Company has effected a reverse split on the basis of 7.5 old shares for 1 new share.  For comparison purposes, prior year figures for weighted average shares as well as per share losses have been adjusted accordingly.

** Stock Options, Warrants, and other similar instruments are considered to be common stock equivalents (“CSEs”) at all times; however, as the inclusion of CSEs has the effect of decreasing the loss per share, CSEs are excluded from the Net Loss Per Share computation.

ITEM 9.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

1.

Fiscal 2002:

One of the Company’s focuses in fiscal 2002 has been finding ways to increase cash flows from the sale or leasing of its properties and to reduce expenses.  The Board of Directors has decided the best course of action to complete this is to write down its properties and investments from its financial statements.  The Company is continuing with its lawsuit against ZCCM for breach of contract and has entered into an agreement to lease its Kabwe Mineral Processing Plant.

General and administrative costs were $279,864 during fiscal 2002 compared to $566,117 for fiscal 2001, a decrease of $286,253 or 49.44%.  The decrease is mainly due to the decreased marketing and consulting activities.

The Company’s assets totaled $54,767 at the end of fiscal 2002 compared to $90,449 at the end of fiscal 2001.  Liabilities totaled $946,060 in fiscal 2002 compared to $662,029 in fiscal 2001.  Shareholders’ deficiency at the end of fiscal 2002 totaled $891,293 compared to shareholders’ deficiency of $571,580 in fiscal 2001.

Financial Activities

1.

 Acquisition of Equity Investment

On April 19, 2001, the Company acquired 20% of the issued and outstanding common shares of TranslationWave.  As consideration, the Company issued 500,000 common shares at an agreed price of US$0.25 per share.

Subsequent to September 30, 2002 the Company acquired a 100% interest in TranslationWave.  The Company expects the acquisition to be completed by the end of June.

Future Business Activities

1.

The Company is actively engaged in efforts to market its technology.  In addition, the Company is actively searching to acquire or merge with another company that has technology that compliments the existing technology of TranslationWave.  TranslationWave currently provides translation to and from English, Spanish, Portuguese, Italian, Japanese, German, Korean, Chinese, Russian, and French (with Arabic and Dutch soon to be added).  E-mail, chat room, and keyboard applications also support communication in a total of 38 international languages.  The Company believes that the end result is simple: in striving to gain as much exposure as possible, it is imperative for companies not to overlook the potential of extremely valuable non-English speaking markets.

2.

The Company is also actively seeking alternative projects and is in the process of discussions with several parties for a possible joint venture for converting KMPP into an industrial manufacturing plant.

3.

Management is currently evaluating the usage of all assets for other projects and will be making decisions to dispose of those non-essential items to generate some cash flows.

Liquidity and Capital Requirements

As at September 30, 2002, the Company had a working capital deficiency of $860,570 compared to $579,752 for fiscal 2001.

Though no assurance can be given, the Company anticipates that the funds resulting from the sale of the Company securities will provide adequate cash during fiscal 2003 to meet the Company’s general and administrative expenses.

The Company’s sources of liquidity in prior years has been the sale of equity securities and convertible debt.

Refer to Note 16 “Differences between Canadian and United States Generally Accepted Accounting Principals”, contained in the Company’s consolidated financial statements included with this Annual Report.

ITEM 10.

DIRECTORS AND OFFICERS OF THE REGISTRANT

Table No. 4 lists as at February 17, 2003, the names of the Directors of the Company.  The Directors have served in their respective capacities since their election appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.  All of the directors are ordinarily residents of Canada.

Table No. 4

Name

Date First Elected/Appointed

Dilbagh S. Gujral (1)

July 1992

C. Allan Brant (1)

March 1994

Donald J. MacPhee (1)

February 2000

James H. Diffendorfer

March 2000

(1) Member of the Audit Committee

Table No. 5 lists, as at February 17, 2003, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  The Executive Officer is a resident of Canada.

Table No. 5

Name

Position

Date First Elected/Appointed

Dilbagh S. Gujral

President and Chief

July 1992

Executive Officer

There have been and are no other arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was or will be selected as a Director or Executive Officer.  There are no family relationships between any two or more Directors or Executive Officers.

ITEM 11.

COMPENSATION OF OFFICERS AND DIRECTORS

Table No. 6 lists all remuneration or other consideration direct or indirect which was paid to the three highest compensated directors or senior officers of the Company during the fiscal years ended September 30, 2002, 2001, and 2000.

Table No.  6

Summary Compensation Table

Annual Compensation					Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Years	Salary ($)	Bonus ($)	Other Annual Compensation	Restricted Stock ($)	Options SARs (3)	LTIP Payouts	Other (1) ($)

Dilbagh Gujral,	2002	30,000(2)	Nil	Nil	Nil	235,000	Nil	Nil
President, CEO	2001	30,000(2)	Nil	Nil	Nil	Nil	Nil	Nil
	2000	30,000(2)	Nil	Nil	Nil	235,000	Nil	Nil

(1)

The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officer, including premiums for health insurance and other personal benefits provided to such individual that are extended to all employees of the Company in connection with their employment.  The value of such benefits cannot be precisely determined; however, the executive officer named above did not receive other compensation in excess of the lesser of $50,000 or 10% of such officer’s cash compensation.

(2)

Paid to 297741 B.C. Ltd., a private Canadian corporation controlled by Mr. Gujral for management services pursuant to a management agreement dated December 1, 1992.

(3)

Options have an exercise price of US$1.60 and US$2.00 with an expiration date of February 15, 2002 and August 22, 2003 respectively.  The 1999 options have been cancelled. The Company grants stock options to Directors and Executive Officers.  Refer to ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES of this Annual Report.

No funds were set aside or accrued by the Company during the most recent fiscal year to provide pension, retirement, or similar benefits for directors or officers.

The Company has not paid any compensation to the Directors for their services as directors during fiscal 2002 and has no standard arrangement to compensate them for such services other than the granting of stock options.

ITEM 12.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Stock Options to purchase securities from the Company are granted to directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada.  The Company has no formal written stock option plan.

As of February 17, 2003 there were a total of 195,000 outstanding non-transferable share purchase options.  Table No. 7 lists the options outstanding by exercise price in U.S. dollars with expiry dates. As of February 17, 2003 there were a total of 2,000,000 share purchase warrants outstanding.  Table No. 8 lists outstanding warrants by exercise price in U.S. dollars with expiry dates.

Table No. 7

Number of Shares

Exercise Price

 Expiry Date

          Announcement Date

    195,000

US$2.00

 8/22/2003

           Issued 8/23/2000

The total amount of securities called for by all options and warrants held by directors and officers of the Company, as a group as at February 28, 2001 was 316,500.

Table No. 8

Number of Warrants

Exercise Price

 Expiry Date

          Announcement Date

2,000,000

US$0.30                      6/26/2003                 Issued 6/26/2001

ITEM 13.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During the fiscal year ended September 30, 2002, the Company paid $30,000 to a private Canadian corporation controlled by Dilbagh Gujral, President, Chief Executive Officer, and Director of the Company, for management services pursuant to a management agreement dated December 1, 1992.

During the year ended September 30, 2002, the Company entered into the following transactions with related parties:

a)

paid or accrued management fees of $30,000 (2001 - $30,000) to a company controlled by a director;

b)

paid or accrued consulting fees of $38,151 (2001 - $73,644) to a relative of a director;

c)

accrued interest of $35,293 (2001 - $28,795) on loans payable to a director and companies with common directors;

d)

issued Nil (2001 – 606,212) common shares to a director as settlement of debt and accounts payable in the amount of $Nil (2001 - $313,063);

e)

issued Nil (2001 – 308,458) common shares to a relative of a director as settlement of debt in the amount of $Nil (2001 - $189,721); and

f)

paid finder’s fees of $Nil (2001 - $45,492) to a relative of a director relating to the private placement of shares.

Any management fees paid to officers, directors, or both, represent reasonable fees that would have been paid to third party service providers for the same or similar services.

PART II

ITEM 14.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The authorized capital of the Company consists of 20,000,000 common shares without par value of which 9,489,939 common shares are issued and outstanding and are fully paid as at September 30, 2002.  The material terms of the securities are as follows:

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  No shares have been issued subject to call assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, nor any cumulative voting rights.  Provisions as to the modification, amendment, or variation of such rights or provisions are contained in the Company Act (British Columbia) which sets forth that a company may, by special resolution, subdivide, consolidate, or alter the name or designation of all or any of its shares, whether issued or unissued.  A special resolution requires approval of not less than three-quarters of the shareholders voting (either in person or by proxy).  The directors of the Company may from time to time declare and authorize payment of dividends, as they deem advisable.  Subject to the rights of members, all dividends on shares shall be declared and paid according to the number of shares held.  No dividends have been declared since incorporation.

The Company has 20,000,000 shares of common stock authorized, and as of September 30, 2002, there were 9,489,939 shares of common stock issued and outstanding.  The Company effected a 7.5:1 reverse split of its common stock on June 19, 1998 to consolidate the authorized and outstanding shares.

PART III

ITEM 15.

DEFAULTS UPON SENIOR SECURITIES

NOT APPLICABLE

ITEM 16.

CHANGES IN SECURITIES AND CHANGES IN SECURITIES FOR REGISTERED SECURITIES

NOT APPLICABLE

PART IV

ITEM 17.

FINANCIAL STATEMENTS

NOT APPLICABLE

ITEM 18.

FINANCIAL STATEMENTS

Refer to the consolidated financial statements listed in ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS hereof and filed as part of this Annual Report.  The Company’s consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in material respects for the periods presented with United States GAAP, except as discussed in the notes to the consolidated financial statements.

 ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

The financial statements and notes required by ITEM 18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Mackay LLP, Chartered Accountants, for the audited financial statements and notes thereto, is included herein immediately preceding the audited financial statements.

(a)

The following financial statements are filed as part of this report on Form 20-F:

1.

financial statements for the three months ended December 31, 2002 and 2001 (unaudited):

Notice to Reader

Interim Consolidated Balance Sheets

Interim Consolidated Statements of Operations and Deficit

Interim Consolidated Cash Flow Statements

Interim Consolidated Statement of Shareholders’ Equity/(Deficit)

Notes to Interim Consolidated Financial Statements

2.

financial statements for the fiscal years ended September 30, 2002 and 2001:

Independent Auditors’ Reports

Consolidated Statements of Operations

Consolidated Statement of Shareholders’ Equity (Deficiency)

Consolidated Balance Sheets

Consolidated Statements of Cash Flows

Consolidated Schedules of Operating Expenses

Notes to the Consolidated Financial Statements

(b) EXHIBITS TO ANNUAL REPORT

Sequential Page #

1.

Amendments and Modifications.

*

Incorporation by Reference to Form 20-F Registration Statement and

Amendments, Annual Reports on Form 20-F, and Form 6-k’s.

2.

Contracts executed or in effect during Fiscal year not previously filed.

*

Incorporation by Reference to Form 20-F Registration Statement and

Amendments, Annual Reports on Form 20-F, and Form 6-k’s.

1.1

Debt Settlement Agreement dated April 19, 2000 between

*

the Company and Dilbagh S. Gujral.

1.2

Debt Settlement Agreement dated September 18, 2000 between

*

the Company and Dilbagh S. Gujral.

2.3

Debt Settlement Agreement dated April 30, 2001 between

*

the Company and Dilbagh S. Gujral

3.

A diagram of all parents and subsidiaries of the Registrant

*

4.1

Equity Agreement dated April 19, 2001 between the Company

*

and TranslationWave.com

0.1

Offshore Private Placement Agreement dated April 30, 2001

*

between the Company and Zesi Invest & Trade Inc.

5

Interim Consolidated Financial Statements for the Three Months Ended

Exhibit 5

December 31, 2002 and 2001

6

Consolidated Financial Statements for the Years Ended

Exhibit 6

September 30, 2002 and 2001.

*Previously filed as part of the Company’s 20-F or 6-K filings incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

(Registrant)

DATE:

April 10, 2003

by:_/s/ Dilbagh Gujral____________

Name:

Dilbagh Gujral

Title:

Director

#