Form 20-F
period 2003-09-30
GLOBETECH VENTURES CORP
filed 2004-03-30
CIK 947994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2003

OR

[   ]

TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-26414

GLOBETECH VENTURES CORP.

(Exact Name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 206, 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities registered or to be registered pursuant to

Section 12 (g) of the Act:

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to

Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by this Annual Report:

9,489,939 Common Shares

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

   X

 No

Indicate by check mark which financial statement ITEM the Company has elected to follow.

ITEM 17

 ITEM 18 __X

TABLE OF CONTENTS

PART I

ITEM 1

Identity of Directors, Senior Management, and Advisors

ITEM 2

Offer Statistics and Expected Timetable

ITEM 3

Key Information

ITEM 4

Information on the Company

ITEM 5

Operating and Financial Review and Prospects

ITEM 6

Directors, Senior Management, and Employees

ITEM 7

Major Shareholders and Related Party Transactions

ITEM 8

Financial Information

ITEM 9

The Offer and Listing

ITEM 10

Additional Information

ITEM 11

Quantitative and Qualitative Disclosures About Market risk

ITEM 12

Description of Securities Other Than Equity Securities

PART II

ITEM 13

Defaults, Dividend Arrearages, and Delinquencies

ITEM 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

ITEM 15

Controls and Procedures

ITEM 16.A.

Audit Committee Financial Expert

ITEM 16.B.

Code of Ethics

ITEM 16.C.

Principal Accountant Fees and Services

ITEM 16.D.

Exemptions From the Listing Standards for Audit Committees

ITEM 16.E.

Purchase of Equity Securities by the Issuer and Affiliate Purchasers

PART III

ITEM 17

Financial Statements

ITEM 18

Financial Statements

ITEM 19

Exhibits

PART I

All statements, other than statements of historical fact included in this Form 20-F, are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”).  Such forward-looking statements involve assumptions, known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Globetech Ventures Corp. (the “Company”) to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements contained in this Form 20-F.  Such potential risks and uncertainties include, without limitation, the Company being in the exploration and development stages with its properties and projects, having limited financial resources, dealing in an industry with fluctuating demand and pricing, having to work with substantial governmental regulations, working in an industry involving hazardous operations, and other risk factors detailed herein.  The forward-looking statements are made as of the date of this Form 20-F and the Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements.

The Company’s consolidated financial statements and all other references to currency throughout this Form 20-F are stated in Canadian Dollars (“Cdn”) unless specifically indicated otherwise and are prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as noted in the notes to the consolidated financial statements.

ITEM 1.

Identity of Directors, Senior Management, and Advisors

Not applicable.

ITEM 2.

Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.

Key Information

Selected Financial Data

The selected consolidated financial data for each of the years in the most recent five-year periods ended September 30, have been derived from our consolidated financial statements and the related notes.  The consolidated financial statements for the year ended September 30, 2003 can be found following the text of this Annual Report.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP.  Refer to Note 17 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Summary Financial Data

Year ended 9/30/03	Year ended 9/30/02	Year ended 9/30/01	Year ended 9/30/00	Year ended 9/30/99

Canadian GAAP:

Revenue

Net Income/(Loss)

Per Share

Weighted Ave. Shares

Dividends

Total Assets

Shareholder Equity

U.S. GAAP:

Net Income/(Loss)

Per Share

Weighted Ave. Shares

Total Assets

Shareholder Equity

Nil (47,171) (0.00) 9,489,939 nil 19,021 (938,464) (47,171) (0.00) 9,489,939 19,021 (938,464)	nil (319,713) (0.03) 9,489,939 nil 54,767 (891,293) (319,713) (0.03) 9,489,939 54,767 (891,293)	nil (1,822,692) (0.27) 6,866,266 nil 90,449 (571,580) (1,822,692) (0.27) 6,841,266 90,449 (571,580)	nil (438,663) (0.10) 4,309,771 nil 755,889 144,905 (2,804,546) (0.66) 4,284,771 755,889 144,905	nil (706,147) (0.28) 2,563,144 nil 11,148 (1,707,309) (1,035,702) (0.41) 2,538,144 11,148 (1,707,309)

Currency and Exchange rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.  The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

Average	High	Low	Close

December 2003	.7618	.7738	.7460	.7738
November 2003	.7616	.7708	.7484	.7708
October 2003	.7562	.7670	.7418	.7579
September 2003	.7335	.7424	.7207	.7404
August 2003	.7162	.7228	.7092	.7220
July 2003	.7235	.7480	.7085	.7105

Fiscal Year Ended 09/30/2003	.6858	.7404	.6329	.7404
Fiscal Year Ended 09/30/2002	.6356	.6619	.6200	.6304
Fiscal Year Ended 09/30/2001	.6514	.6688	.6324	.6333
Fiscal Year Ended 09/30/2000	.6792	.6984	.6604	.6651
Fiscal Year Ended 09/30/1999	.6653	.6863	.6481	.6815

On September 30, 2003, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Exchange Rate”) was US $0.7404 = $1.00 Canadian.

Risk Factors

Globetech’s principle business activities include the acquiring and developing of mineral properties and if warranted the processing of related mineral resources.  The Company is currently pursuing and evaluating potential mineral properties and other business ventures.

On December 9, 2003, the Company entered into a Letter of Intent whereby the Company has the option to acquire a 100% undivided interest in approximately 130,000 acres of mineral claims.  On March 9, 2004, the Company announced that it has finalized a definitive agreement in this matter.  For further information and term of the agreement please refer to Item 4 – Information on the Company under the subheading Amapa State, Brazil.

The Company is subject to a number of significant uncertainties and risks including those described below and those described elsewhere in this Annual Report.  These and other risk factors, may ultimately affect the Company in a manner and to a degree that cannot be foreseen at this time.

Exploration and Mining Risks

The business of exploration for minerals involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  The properties in which the Company has, or is acquiring an interest in have no known body of commercial ore.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain suitable adequate machinery, equipment, or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise.  Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment, and other such factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  The Company has no producing mines.

Development Risks

The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

Need for Additional Financing

Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable.  For at least the last five years, the Company has incurred losses.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is through the sale of its equity shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its property, there is no assurance that any such funds will be available.  If available, future equity financings may result in substantial dilution to purchasers under the offering.  At present it is impossible to determine what amounts of additional funds, if any, may be required.  The Company’s ability to maintain its interests in its mineral properties and to fund ongoing exploration costs will be entirely dependant in its ability to raise additional funds by equity financings.  If the Company is unable to raise such funds it may suffer dilution or loss of interest in its mineral properties.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by the Company.  Factors beyond the control of the Company affect the marketability of any substances discovered.  Mineral prices, in particular gold prices, have fluctuated widely in recent years.  The marketability of minerals is also affected by numerous other factors beyond the control of the Company.  These other factors include government regulations relating to price, royalties, allowable production, and importing and exporting of minerals.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding, and earthquakes may occur.  The Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition

The Company competes against other companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases, and other mineral interests as well as for the recruitment and retention of qualified employees.

Foreign Countries and Regulatory Requirements

The properties in which the Company has, or may acquire, an interest are located outside of Canada and, consequently, the Company is subject to certain risks, including expropriation, currency fluctuations and possible political instability in that country which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mineral activities affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may make the implementation of proper controls difficult and assessment of the Company’s legal entitlements less certain.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.  The Company does not maintain political risk insurance.

Dependence on Key Management

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of key management.  The Company does not have management contracts with any of the management of the Company.

Environmental and Other Regulatory Requirements

Mineral exploration activities require permits from various governmental authorities and are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters.  Companies engaged in the exploration and development of mineral properties generally experience increased costs, and delays as a result of the need to comply with applicable laws, regulations, and permits.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory of judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, instalment of additional equipment, or remedial actions.  Parties engaged in mineral exploration and development activities may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Price Fluctuations: Share Price Volatility

In recent years, securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the share price of the Company’s common shares fluctuated from a high of US $0.36 to a low of US $0.05 within the twelve (12) months ended September 30, 2003.  There can be no assurance that continual fluctuations in price will not occur.

The Company’s operations in Brazil make it subject to foreign currency fluctuation and such fluctuations may adversely affect the Company’s financial position and results.  The Company does not engage in hedging activities.

No Assurance of Titles

The Company has not obtained title opinions on the properties in which it has a right to acquire an interest and, accordingly, title to such properties may be in doubt.  Other parties may dispute title to the mining properties in which the Company has the right to acquire interest.  While title to the properties has been diligently investigated and, to the best of the Company’s knowledge, title to all properties in which it has the right to acquire an interest is in good standing, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Permits and Licenses

The operations of the Company may require licenses and permits for various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in most of its years of its operations.  There can be no assurance that the Company will generate profits in the future.

Dividends

All of the Company’s available funds will be invested to finance the growth of the Company’s business and therefore investors cannot expect to receive a dividend on the Company’s common shares in the foreseeable future.

ITEM 4.

Information on the Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company who’s common shares are quoted on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp.  The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP.  On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange.  Its shares were then listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996.  On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US $1.00 per share.  The Company’s common shares began quotation on the OTC Bulletin Board under the symbol CLPZF.  On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principle place of business is located at Suite 206, 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8.

Globetech’s principal business activities include the acquiring and developing of mineral properties and the processing of related mineral resources.  The Company is currently pursuing and evaluating mineral properties and potential business ventures.

Kabwe, Zambia

By a Lease Agreement dated August 1, 2002, commencing August 15, 2002, the Company granted Broken Hill Minerals Limited (“BHM”), of Zambia, a lease over plant, equipment, and premises located in Kabwe, Zambia for a period of twenty four (24) months for a rental of US $12,000 per month.  In addition, the Company granted BHM an option to purchase the plant on or before August 1, 2004 for consideration of US $6,500,000.  The plant, premises, and equipment were written off by the Company during the year ended September 30, 1998.

During the year ended September 30, 2002, the Company received US $24,000 (Cdn $36,522) as a security deposit.  The deposit, plus interest is repayable at the end of the lease.  The Lease Agreement is in default.  All monies received, including the security deposit, have been included in income as a recovery from subsidiary assets previously written-off.

TranslationWave

On April 19, 2001, the Company acquired 20% of the issued and outstanding common shares of TranslationWave.com, a company controlled by a relative of a director of the Company.  As consideration, the Company issued 500,000 common shares at an agreed price of US $0.25 per share and advanced US $500,000 to TranslationWave.com.  In addition, the Company had the exclusive option to purchase all of the remaining shares of TranslationWave.com.

At September 30, 2001, the Company determined that the market value of the investment declined below the cost of the investment.  This decline was determined to be other than temporary.  Consequently, the remaining book value of the investment was written down to zero.

During the year ended September 30, 2003, the Company acquired a 100% interest in TranslationWave.com.  At the effective date of the acquisition the cost to acquire the investment and the net assets acquired were zero.  The remaining interest of TranslationWave was acquired with a view that it may be easier to market the technology, if not for licensing then possibly out-right sale.  However, the technology market was such that marketing a new technology in this sector proved to be very expensive, arduous and was, therefore, abandoned.

Amapa State, Brazil

Globetech announced on March 9, 2004, that it finalized a definitive agreement (the “Agreement”) to acquire all the issued and outstanding shares of Braz Gold LtdA, a Brazilian company which owns title to approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (the “Mineral Claims”) prospective for gold and other minerals in the Vila Nova Greenstone belt in Amapa State, northern Brazil.

The principal terms of the Agreement require the Company to issue 2,000,000 common shares at a deemed value of US $1.50 per share, which shares will be released over a 2 ½ year period.  In addition, the Company issued to the vendors a net smelter return royalty (“NSR”) of 1% to a maximum of US $8,000,000.  Other provisions in the Agreement include the Company’s requirement to fund through Braz Gold, property payments for a total of US $2,000,000 by December 2005 and to make minimum exploration expenditures of US $1,750,000 to December 2005.  Upon completion of a bankable feasibility study the Vendors may compel the Company to repurchase the NSR for US $4,000,000 in cash or by way of the issuance of shares in its capital at a deemed price of US $4.00 per share.  In addition, upon completion of such bankable feasibility study verifying a minimum commercial grade mineral deposit of one million ounces, the Company will make a payment of US $2,000,000 to the landowners.  To date the Company has met all its financial obligations under the term of the original Letter of Intent between the parties including advance property payments.

The subject claims are located on the prolific Vila Nova greenstone belt, in the south-central part of Amapa State some 100 km northwest of the state capital of Macapa.  The area is easily accessed by road and rail and has access to electricity as well as water from the substantial surrounding river systems.  The Vila Nova greenstone belt forms part of a stable Precambrian Guyanan Shield rock formation, which in the adjacent countries of Venezuela, French Guiana and Guyana, hosts world class gold deposits.  The Omai gold deposit in Guyana, has a reserve of approximately 4.2 million ounces of gold.  The Guyanan shield has historically produced large amounts of gold, some 4.8 million ounces having been mined in the 19th century alone. In the Vila Nova greenstone belt, in similar rocks to those found in Globetech’s claim area, the Amapari gold deposit lies north of the Company’s claim area.  The Amapari gold deposit which has a resource in excess of 2 million ounces of gold, was recently acquired by Wheaton River Minerals for $105 million. Located to the south of Globetech’s claim area lies the large open-pit and underground vein-gold working of Mineracao do Vila Nova with a multiple parallel quartz-vein deposit showing visible gold. In December 2003, the Company commissioned a review of the mineral resource by an independent geologist which report was recently completed.  In addition to gold potential on Globetech’s claim, the independent geological review found favourable indicators for other minerals in the claim area such as diamonds and base metals.

Notwithstanding, the Company’s mineral claims may have characteristics or be adjacent to properties that have reserves or have produced gold, for clarification the Company’s mineral claims have no “reserves” as defined by the SEC and no assurance can be given that any reserves will be determined.

ITEM 5

Operating and Financial Review and Prospects

The Company has prepared our Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles, which differ in certain respects from U.S. GAAP.  You can read about some of the principal differences in Note 17 to the Consolidated Financial Statements, where you will also find a reconciliation of our Consolidated Financial Statements and U.S. GAAP.

Results of Operations

Year Ended September 30, 2003

For the year ended September 30, 2003, the net loss was $47,171 as compared to a net loss of $319,713 in the previous year ended September 30, 2002.

Administrative expenses for the 2003 fiscal year were $204,752 compared to $279,864 from the comparative period last year.  See the Consolidated Schedule of Operating Expenses incorporated in the Consolidated Financial Statements for a breakdown of administrative expenses.  The decrease in total administrative expenses reflect a decrease in operating activity within the Company.

The Company’s highest expenditure item is loan interest that was paid to Cachet Enterprises Corp. and Bushman Resources Inc., companies of which Dilbagh Gujral is a common director and to Dilbagh Gujral and Ricky Gujral, and J. Gujral, relatives of Dilbagh Gujral.  Loan interest for the year ended September 30, 2003 was $61,221 compared to $35,921 for the year ended September 30, 2002.  The increase was a result of compounding interest.  All loans payable are due on demand and payable with interest at 10% per annum, other than the loans payable to Bushman Resources Inc. and Cachet Enterprises Corp., which are payable with interest at prime plus 3% per annum.

For the year ended September 30, 2003, salaries and benefits were $19,213 compared to $17,373 for the previous year ended September 30, 2002.

Year Ended September 30, 2002

For the year ended September 30, 2002, the net loss was $319,713 as compared to a net loss of $1,822,692 in the previous year ended September 30, 2001.

Administrative expenses for the 2002 fiscal year were $279,864 compared to $566,117 from the comparative period last year.  Administrative expenses are inclusive of accounting and legal of $20,488 (2001: $56,840); consulting fees of $38,151 (2001: $73,644); public relations consulting of $57,918 (2001: $154,780); salaries and wages of $17,373 (2001: 15,464); interest and bank charges of $35,921 (2001: $32,813).  The decrease in total administrative expenses reflects a decrease in operating activity within the Company.

Liquidity and Capital Resources

At September 30, 2003, the Company had $8,720 in cash with a working deficiency of $938,464.  In light of the definitive agreement to acquire the mineral claims, the Company will be required to raise additional capital to pay for the mineral claims and necessary exploration costs.  No assurance can be given that the Company will be able to raise sufficient funds.  In addition, the Company will be required to raise additional funds for working capital.

Research and Development

There are no research and development tasks currently being undertaken.

Legal Proceedings

As of the date hereof, the Company is not involved in any legal proceedings.

Tabular Disclosure of Contractual Obligations

The following table details loans payable as at December 31, 2003:

Loan payable to Bushman Resources Inc., due on demand, interest at prime plus 3%	$ 220,352

Loan payable to Dilbagh Gujral, due on demand, bearing interest at 10% per annum	$ 328,481

Loan payable to Ricky Gujral, due on demand, bearing interest at 10% per annum	$ 51,075

ITEM 6

Directors, Senior Management, and Employees

The directors, and senior management of the Company are as follows:

Name	Position	Year in Which Elected or Appointed

Dilbagh S. Gujral	President, CEO & Director	1992
Roland Vetter	CFO & Director	2003
Isaac Moss(1)	Corporate Secretary & Director	2004
Steven Khan	Director	2003
Casey Forward	Director	2003

(1)

Mr. Moss declined to stand for re-election at the Company’s annual general meeting.  Accordingly, subsequent to March 12, 2004 he is no longer a member of the board of directors, although he remains involved with the Company as a consultant.

Dilbagh Gujral

President, Chief Executive Officer, and Director

During his 30 year tenure in the capital markets, Mr. Gujral has been at the helm of many public and private companies ranging from resource and technology companies to consumer products.  Dilbagh Gujral has successfully negotiated and financed acquisitions, providing financial and executive management and turnaround related services to companies in several industry sectors.  Mr. Gujral has raised significant private and public equity capital, debt, and government funding.  His experience as CEO coupled with his extensive network promises exposure, growth and the recruitment of a solid management team.

Roland Vetter, CA

Chief Financial Officer and Director

Roland Vetter served for twelve years as the Group Financial Director Services for the Zimco Group (ZIMCO), part of the new mining business division of the Anglo American Corporation.  The ZIMCO Group comprised of twelve distinct operations involved in mining and manufacturing with an annual turnover in excess of $300 million.  Roland Vetter served on the board of Darmag Ltd., one of ZIMCO’s listed companies.  He also acted as the strategic advisor to the Zaaiplaats Tin Mine, a listed company within ZIMCO.  Mr. Vetter, who is a chartered accountant, was also the Chairman of the Anglo American Audit Liaison Committee.  Since immigrating to Canada in 1998 Roland Vetter has been actively involved in venture capital and has consulted to companies both in the mining and technology sectors.  He has diverse financial and operational hands on management expertise in acquiring and managing mining projects which will be invaluable to the Company.

Isaac Moss

Secretary and Director

For the past 15 years, Isaac Moss has provided consulting services to companies in diverse industry sectors ranging from telecommunications, forest products, industrial minerals, chemical resource, entertainment and leisure.  Mr. Moss has international management and business operational experience having been involved at a senior level with companies listed in France, the United States, Canada, and Bermuda.  His experience on a multinational level of investment banking and institutional finance, corporate governance, as well as regulatory and securities matters will enhance Globetech’s management team.  Mr. Moss is a graduate of the University of Cape Town and holds a Bachelor of Social Science Degree, and a Masters of Public Administration.

Steven N. Khan

Director

Steven Khan has spent close to twenty years in all areas of the investment industry, including retail, institutional, corporate finance, capital markets, and investment banking. He has held senior management roles including serving as President, Chief Executive Officer, and Chairman of a number of regional and national Canadian investment firms and has raised over $200 million for a variety of companies, with a primary focus on the mining sector. Mr. Khan currently consults to some micro cap private and public companies. Mr. Khan completed his Bachelor of Science and Master of Business degrees at the University of British Columbia before entering the investment industry. He is a Fellow of the Canadian Securities Institute, and holds a Chartered Financial Analyst designation, and is a member of the Association of Investment Management Research. Steve Khan brings demonstrable analytical expertise in the resource sector and access to an excellent investment banking network in the area of mining finance.

Casey Forward, CGA

Director

Casey Forward is a Certified General Accountant and has been running an independent accountancy practice in Canada since 1990. He has worked for public companies in Canada, the United States and Great Britain. He has owned companies in Canada and, in particular, he was an owner and president of a company in the construction and land development business and an owner and president of a storage and transport company, both located in Edmonton, Alberta, Canada. Before entering the field of accountancy, he was studying molecular biology at the University of Manitoba.

Cash Compensation:

Total compensation accrued and/or paid (directly and/or indirectly) to all directors/senior management during the fiscal year ended September 30, 2003 was $83,207, consisting of $30,000 paid for management fees to 297741 B.C. Ltd., a private company controlled by Dilbagh Gujral, and $53,207 for interest on loans payable to Dilbagh Gujral, and Bushman Resources Inc. and Cachet Enterprises Corp., companies with common directors.

The Company has no formal management agreements with any director or member of senior management.

Director Compensation:

The Company has no formal plan for compensating its Directors for their service in their capacity as such, or for services rendered to the Company as consultants or experts.

Stock Options:

During the financial ended September 30, 2003 no stock options were granted.  Subsequently, on December 22, 2003, and February 27, 2004 the Company issued the following incentive stock options:

Name	Securities Under Options Granted	% of Total Options Granted	Exercise or Base Price of Security	Market Value of Securities Underlying Options on the Date of Grant	Expiry Date

Dilbagh Gujral	1,000,000	35.71%	US $1.75	US $0.81	December 22, 2008
Steven Khan	600,000	21.43%	US $1.75	US $0.81	December 22, 2008
Casey Forward	200,000	7.14%	US $1.75	US $0.81	December 22, 2008
Isaac Moss	600,000	21.43%	US $1.75	US $0.81	December 22, 2008
Roland Vetter	400,000*	14.29%	US $1.75	US $1.70	February 27, 2009

* These options are subject to a vesting schedule incorporated into a consulting agreement to be negotiated between the compensation committee and Mr. Vetter.

Board Practices

The Company has elected an audit committee comprised of not fewer than three directors, of whom a majority shall not be officers or employees of the Company or an affiliate of the Company.  The audit committee’s functions are to monitor overall adherence to Company policy, the effectiveness of the Company’s internal audit personnel and their audit activities and to meet with the Company’s accountants and auditors on financial and audit matters, as appropriate.  The current members of the audit committee are Casey Forward, Steven Khan, and Roland Vetter.

Employees

As of September 30, 2003, the end of the most resent fiscal year, the Company had no employees.  During the fiscal year ended 2002 the number of employees was three.

ITEM 7

Major Shareholders and Related Party Transactions

The Company’s securities are recorded on the books of its transfer agent in registered form.  The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients.  The Company does not have knowledge of the beneficial owners thereof.  To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.  The following table lists as of March 10, 2004 each person who, to the knowledge of the Company, owns more than 5% of the Company’s voting securities and the total amount of the Company’s voting securities owned by the Company’s officers and directors.

Title of Class	Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Total

Common Shares	Dilbagh Gujral	1,427,521	15%

(1)

Unless otherwise noted, the Company believes that all shares are beneficially owned and that all entities or persons named in the table or their family members have sole voting and investment power with respect to all shares owned by them.

Related Party Transactions

As detailed in the Notes to Consolidated Financial Statements for the year ended September 30, 2003 included herein beginning on page F-1, in notes 4, 5, and 8, there is $585,277 in amounts and loans due to related parties.

As detailed in Note 8 of the Consolidated Financial Statements, management fees are accrued to a company controlled by the President of the Company.  These fees are for services provided to the Company in the normal course of operations.  All fees paid are at rates that would have been paid to third parties had the services been contracted externally.

ITEM 8

Financial Information

The Company has elected to provide financial statements pursuant to Item 18.

The financial statements filed as part of this Annual Report are listed in “Item 18. Financial Statements”.

All financial statements herein, unless otherwise stated, are presented in accordance with Canadian GAAP.  Such financial statements have been reconciled to U.S. GAAP.  For information regarding applicable exchange rates that were in effect for Canadian dollars against United States dollars, see “Item 3. Key Information”.

Neither the Company nor any of its subsidiaries are subject or has recently been subject to any legal or arbitration proceeding, including any bankruptcy, receivership or similar proceedings and those involving any third-party, which may have or have had in the recent past, significant effect on the Company’s financial position or profitability.  To the knowledge of the Company, there are no such legal or arbitration proceedings contemplated.

ITEM 9

The Offer and Listing

The following table lists the volume of trading, high, low, and closing sales prices for the Company’s common shares for the last six months, the last eight fiscal quarters, and the last four fiscal years.

US Dollars

Period Ended	High	Low	Closing

Monthly
February, 2004	2.00	1.16	1.70
January, 2004	2.41	1.48	1.60
December, 2003	1.65	0.40	1.53
November, 2003	0.63	0.17	0.38
October, 2003	0.35	0.22	0.28
September, 2003	0.40	0.11	0.28

Quarterly
December 31, 2003	1.65	0.17	1.53
September 30, 2003	0.40	0.05	0.28
June 30, 2003	0.21	0.08	0.09
March 31, 2003	0.22	0.10	0.20
December 31, 2002	0.18	0.06	0.09
September 30, 2002	0.26	0.02	0.12
June 30, 2002	0.17	0.08	0.10
March 31, 2002	0.27	0.17	0.18

Annually
September 2003	1.65	0.05	0.28
September 2002	0.26	0.02	0.12
September 2001	0.63	0.03	0.20
September 2000	3.90	0.40	0.40

The principal trading market is the OTC Bulletin Board where the common shares of the Company are quoted under the stock symbol GTVCF.OB.  Effective February 19, 2004, the Company’s common shares were approved for trading over the counter on the Frankfurt and Berlin Stock Exchanges under the stock symbols GTVCF.F and GTVCF.BE respectively.

ITEM 10

Additional Information

Memorandum and Articles

The memorandum and articles of the Company are incorporated herein as Exhibit 10.1 and Exhibit 10.2 respectively.

Material Contracts

Not applicable.

Exchange Controls

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

Investments requiring review and approval include direct acquisitions of Canadian businesses with assets with a gross book value of Cdn $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of Cdn $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than Cdn $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by an “American,” or the vendor of the Canadian business is an “American” (as defined in the Act), the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn $150,000,000 in constant 1992 dollars as determined in accordance with the Act. The monetary threshold for indirect acquisitions, where the value of the assets of the entity or entities carrying on business in Canada is greater than 50% of the total value of the assets of all of the entities being acquired, is Cdn $150,000,000 in constant 1992 dollars as determined in accordance with the Act. Other indirect acquisitions of Canadian businesses by or from Americans are not subject to review. An “American,” as defined under the Act, includes an individual who is a national of the United States or is lawfully admitted for permanent residence within the meaning of the Immigration and Nationality Act of the United States, and a corporation that is controlled by an American in accordance with the Act. Special rules apply with respect to investments by non-Canadians to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services, and activities relating to Canada’s cultural heritage or national identity. If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Agency (established by the Act) prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover,  provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

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

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12

Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13

Defaults, Dividends Arrearages and Delinquencies

Not applicable.

ITEM 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15

Controls and Procedures

As of September 30, 2003 (the “Evaluation Date”), Globetech conducted an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since September 30, 2003, there have not been any significant changes in the internal control or in other factors that could significantly affect the internal controls.

ITEM 16.A

Audit Committee Financial Expert

The Board of Directors has determined that Casey Forward, member of the audit committee, qualifies as Audit Committee Financial Expert in accordance with the terms of Item 16.A of Form 20-F.  For further information please refer to ITEM 6. – Directors, Senior Management, and Employees.

ITEM 16.B

Code of Ethics

Globetech Ventures Corp. has adopted a written code of ethics that applies to, among others, the principal executive officer, principal financial officer, and principal accounting officer, or such persons performing similar functions.  The Code of ethics is filed as Exhibit 10.3 to this Form 20-F Annual Report.

Good ethics and good business are inseparable.  We shall apply these high standards in all relationships including with fellow employees, customers, partners, shareholders, government officials, suppliers, communities, competitors, and the general public.  In turn, we expect each of these constituencies to maintain equally high standards of conduct.

The Company, its employees and its agents must comply fully will all laws and regulations.  No employee should permit his or her personal interest to conflict, or appear to conflict, with the interests of the Company.  Employees must be free of any personal relationships, activities or financial affairs that may influence any business decisions that could affect the Company.

While it is impossible to cover every situation where a violation or conflict could occur, there are many areas where care is required, including corporate records, political contributions, gifts and entertainment, relations with auditors, compliance with laws and regulations, and confidential information.  However, this is not a substitute for sound judgment.  Any actual, potential or perceived conflict of interest or ethical violation should be reported immediately.

It is the responsibility of the Board of Directors to ensure the Code of Ethics is understood and complied with.

ITEM 16.C

Principal Accountant Fees and Services

MacKay LLP was appointed the Company’s auditor effective March 27, 2003, Fernandez Young & Associates was the Company’s auditor previous to this date.  Audit fees paid or accrued for the fiscal year ended 2003 is as follows:

Audit fees (Fernandez Young & Associates)	$ 7,968
Audit fees (MacKay LLP)	4,000
Audit-related fees	Nil

Total	$ 11,968

ITEM 16.D

Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17

Financial Statements

Not applicable.

ITEM 18

Financial Statements

See our consolidated financial statements beginning on page F-1.

ITEM 19

Exhibits

1.1

Purchase Agreement

1.2

Net Smelter Return

1.3

Irrevocable Proxy

10.1

Memorandum of the Company

10.2

Articles of the Company

10.3

Code of Ethics

31.1

Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

31.2

Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

32

Certification pursuant to Section 906 of the Sarbanes-Oxley Act

23.1

Auditor’s Consent

Globetech Ventures Corp.

(A development stage company)

Consolidated Financial Statements

(Expressed in Canadian dollars)

September 30, 2003

TABLE OF CONTENTS

Auditors’ Report

Consolidated Statement of Shareholders’ Equity (Deficiency)

Consolidated Balance Sheets

Consolidated Statements of Cash Flows

Consolidated Schedules of Operating Expenses

Notes to the Consolidated Financial Statements

CHARTERED

1100 – 1177 West Hastings Street

mackay.ca

ACCOUNTANTS

Vancouver, BC V6C 4T5

MacKay LLP

Tel: 604-687-4511

Fax: 604-687-5805

Toll Free: 1-800-351-0426

www.MacKayLLP.ca

Auditors' Report

To the Shareholders of

Globetech Ventures Corp.

We have audited the consolidated balance sheets of Globetech Ventures Corp. as at September 30, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at September 30, 2001 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those statements in their report dated February 20, 2002.

Vancouver, Canada

“MacKay LLP”

February 5, 2004

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements.  Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended September 30, 2003 and shareholders’ equity as at September 30, 2003, 2002, and 2001 to the extent summarized in note 17 to the consolidated financial statements.

Vancouver, Canada

“MacKay LLP”

February 5, 2004

Chartered Accountants

Globetech Ventures Corp.

(A development stage company)

Consolidated Statements of Operations

(Expressed in Canadian dollars)

For the year ended September 30

Period from December 1991 to September 30, 2003	2003	2002	2001

Sales	$ 846,207	$ -	$ -	$ -

Cost of Sales	(1,362,702)	-	-	-

Gross Margin	(516,495)	-	-	-

Operating Expenses (schedule)	8,804,769	204,752	279,864	566,117

Loss before other items and minority interest	(9,321,264)	(204,752)	(279,864)	(566,117)

Other Items
Equity loss form investment (note 4)	(102,449)	-	-	(102,449)
Foreign exchange gain (loss)	(177,059)	17,874	(204)	18,144
Gain on settlement of debt	124,886	-	-	-
Impairment of notes receivable (note 3)	(1,367,945)	-	(77,555)	(1,290,390)
Interest income	339,676	68	159	88,998
Miscellaneous income	114,695	8,317	-	-
Write-down of investment (note 4)	(89,626)	-	-	(89,626)
Write-down of mineral properties	(432,443)	-	-	-
Recovery (write-off) of subsidiaries (note 9)	(18,968,185)	131,322	37,751	118,748

(20,558,450)	157,581	(39,849)	(1,256,575)

Loss before minority interest	(29,879,714)	(47,171)	(319,713)	(1,822,692)

Minority interest	1,067,567	-	-	-

Loss for the period	$ (28,812,147)	$ (47,171)	$ (319,713)	$ (1,822,692)

Basic and diluted loss per share	$ (0.00)	$ (0.03)	$ (0.27)

Globetech Ventures Corp.

(A development stage company)

Consolidated Statement of Shareholders’ Equity (Deficiency)

(Expressed in Canadian dollars)

Number of shares	Common shares issued and fully paid	Equity portion of Convertible debentures	Deficit accumulated during the development stage	Total

Balance December 31, 1991	-	$ -	$ -	$ -	$ -

Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	(32,080)	(32,080)

Balance September 30, 1992	1,280,001	159,500	-	(32,080)	127,420

Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	(83,205)	-	-	(83,205)
Loss for the year	-	-	-	(105,902)	(105,902)

Balance September 30, 1993	2,242,001	653,495	-	(137,982)	515,513

Issuance of shares for cash
Private placements	400,000	576,000	-	-	576,000
Share issue costs	-	(62,622)	-	-	(60,622)
Loss for the year	-	-	-	(403,571)	(403,571)

Balance September 30, 1994	2,642,001	1,168,873	-	(541,553)	627,320

Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,440
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	(108,570)	-	-	(108,570)
Loss for the year	-	-	-	(343,044)	(343,044)

Balance September 30, 1995	3,299,070	2,628,713	-	(884,597)	1,744,116

Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	(365,874)	-	-	(365,874)
Loss for the year	-	-	-	(1,533,474)	(1,533,474)

Balance September 30, 1996	5,991,278	12,800,148	-	(2,418,071)	10,382,077

Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	(472,562)	-	-	(472,562)
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the year	-	-	-	(2,822,786)	(2,822,786)

Balance September 30, 1997	9,781,255	23,066,949	169,760	(5,240,857)	17,995,852

Contingent consideration on acquisition of subsidiary	-	(1,086,901)	-	-	(1,086,901)
Issued on conversion of debt	277,776	261,679	(59,219)	-	202,460

	10,059,031	22,241,727	110,541	(5,240,857)	17,111,411

Capital stock consolidation (7.5:1)	(8,717,827)	-	-	-	-
Issued on conversion of debt	221,234	519,691	(110,541)	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for the year	-	-	-	(20,236,904)	(20,236,904)

Balance September 30, 1998	2,112,438	22,872,570	-	(25,477,761)	(2,605,191)

Issued on settlement of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-	-	-	(706,147)	(706,147)

Balance September 30, 1999	3,545,802	24,476,599	-	(26,183,908)	(1,707,309)

Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	(74,141)	-	-	(74,141)
Loss for the year	-	-	-	(438,663)	(438,663)

Balance September 30, 2000	5,847,996	26,767,476	-	(26,622,571)	144,905

Issued on private placement	2,000,000	456,840	-	-	456,840
Share issue costs	-	(45,492)	-	-	(45,492)
Issued for subscriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	(369,875)	-	-	(369,875)
Issued on acquisition of equity investment (note 4)	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Loss for the year	-	-	-	(1,822,692)	(1,822,692)

Balance September 30, 2001	9,489,939	27,873,683	-	(28,445,263)	(571,580)

Loss for the year	-	-	-	(28,445,263)	(571,580)

Balance September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Loss for the year	-	-	-	(47,171)	(47,171)

Balance September 30, 2003	9,489,939	$ 27,873,683	$ -	$(28,812,147)	$ (938,464)

Globetech Ventures Corp.

(A development stage company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

September 30,	2003	2002

Assets

Current
Cash and cash equivalents	$ 8,720	$ 1,871
Accounts receivable	1,500	18,910
Due from related party (note 5)	-	20,186
Goods and services tax recoverable	4,679	4,947
Prepaid expenses	-	3,054

	14,899	48,968

Equipment (note 6)	4,122	5,799

$ 19,021	$ 54,767

Liabilities

Current
Accounts payable and accrued liabilities	$ 191,475	$ 166,961
Due to related parties (note 5)	180,733	192,743
Loans from related parties (note 7)	585,277	549,834

957,485	909,538

Deposit (note 9)	-	36,522

957,485	946,060

Shareholders’ equity (deficiency)

Capital stock (note 10)
Authorized 20,000,000 common shares
Issued 9,489,939 common shares (2002 – 9,489,939)	27,873,683	27,873,683

Deficit accumulated during the development stage	(28,812,147)	(28,764,976)

(938,464	(891,293)

$ 19,021	54,767

Nature and continuance of operations (note 1)

Contingencies and commitments (Notes 14 and 16)

Approved by the Directors:

“Steven Khan”

“Casey Forward”

___________________________

________________________

Steven Khan, Director

Casey Forward, Director

Globetech Ventures Corp.

(A development stage company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the year ended September 30

Period from December 1991 to September 30, 2003	2003	2002	2001

Cash provided by (used for)

Operating activities
Loss for the period	$ (28,812,147)	$ (47,171)	$ (319,713)	$ (1,822,692)
Add (deduct) items not affecting cash
Accrued interest and foreign exchange on converted debt	410,821	-	-	-
Accrued interest in notes receivable	(83,218)	-	-	(81,669)
Amortization	607,777	1,677	2,373	2,134
Equity loss from investment	102,449	-	-	102,449
Impairment of notes receivable	1,367,945	-	77,555	1,290,390
Minority interest	(1,067,567)	-	-	-
Shares issued on settlement of subsidiary debt	267,370	-	-	-
Write-down of investment	89,626	-	-	89,626
Write-down of mineral properties	432,443	-	-	-
Write-off of subsidiaries, net of cash	18,738,788	-	-	-

Changes in non-cash items:
Accounts receivable	(187,285)	17,410	(18,910)	2,144
Goods and services tax recoverable	(3,699)	268	(3,967)	-
Inventory	(299,208)	-	-	-
Prepaid expenses	-	3,054	(3,054)	-
Accounts payable	2,747,299	24,514	(26,954)	208,101
Deposit	-	(36,522)	36,522	-

(5,688,601)	(36,770)	(256,148)	(209,517)

Financing activities
Advances from related parties	1,284,949	23,433	274,463	345,728
Net proceeds on issuance of convertible debentures	4,949,465	-	-	-
Net proceeds on issuance of capital stock	17,411,105	-	-	411,348

23,645,519	23,433	274,463	757,076

Investing activities
Notes receivable advanced	(1,284,732)	-	(77,555)	(839,519)
Purchase of subsidiaries, net of cash	(1,355,771)	-	-	-
Purchase of equipment	(12,367,763)	-	-	(5,727)
Expenditures on mineral properties	(2,054,164)	-	-	-
Due from related parties	(445,428)	20,186	(20,186)	-
Deposit	(440,340)	-	-	-

(17,948,198)	20,186	(97,741)	(845,246)

Increase (decrease) in cash	8,720	6,849	(79,426)	(297,687)

Cash, beginning of period	-	1,871	81,297	378,984

Cash, end of period	$ 8,720	$ 8,720	$ 1,871	$ 81,297

Globetech Ventures Corp.

(A development stage company)

Consolidated Schedules of Operating Expenses

(Expressed in Canadian dollars)

For the year ended September 30

Period from December 1991 to September 30, 2003	2003	2002	2001

Expenses
Accounting and legal	$ 945,004	$ 31,240	$ 20,488	$ 56,840
Amortization	607,777	1,677	2,373	2,134
Consulting fees	567,817	8,732	38,151	73,644
Directors fees	97,149	-	-	-
Interest and bank charges	573,520	61,221	35,921	32,813
Interest on long-term debt	164,704	-	-	-
Management fees	355,000	30,000	30,000	30,000
Office and miscellaneous	792,547	17,439	25,229	30,769
Public relations consulting	612,374	16,844	57,918	154,780
Regulatory and transfer agent fees	141,864	4,455	5,199	6,466
Rent	159,763	-	23,862	14,735
Repairs and maintenance	497,118	-	-	-
Salaries and wages	1,483,601	19,213	17,373	15,464
Telephone	305,588	5,583	6,524	11,375
Trade shows, advertising and conferences	217,589	898	3,874	36,204
Travel and promotion	1,283,354	7,450	12,952	100,893

$ 8,804,769	$ 204,752	$ 279,864	$ 566,177

Globetech Ventures Corp.

(A development stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

September 30, 2003 and 2002

1.

Nature of Operations

The Company is incorporated under the laws of British Columbia, Canada, and its principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources.  During the year ended September 30, 1998, the Company determined that it was not feasible to continue its mineral property operations.  The Company is currently pursuing and evaluating potential business ventures in the hi-tech field.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company’s ability to receive continued financial support, complete equity financing, or generate profitable operations in the future.

2.

Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sacolco (Pty) Ltd. (“Sacolco”), Glowing Green Minerals Ltd. (“Glowing”), and its 60% owned subsidiary Qasim Mining Enterprises Ltd. (“QMEL”).  These consolidated financial statements also include the accounts of the wholly owned subsidiaries of Sacolco, Impro Metals (Pty) Ltd. and Sachemco (Pty) Ltd.  All significant inter-company balances and transactions have been eliminated.

During the year ended September 30, 1998, the Company determined that it was not feasible to continue the operations of Sacolco, Glowing and QMEL.  Consequently, all net assets and related costs were written-off to operations (Note 9).

b)

Notes receivable

Notes receivable are stated at the principal amount outstanding or at the Company’s acquisition cost plus accrued interest.

Interest income is recorded on an accrual basis except on notes receivable classified as impaired. Notes receivable are classified as impaired when there is no longer reasonable assurance as to the ultimate collectability of contractual principal or interest or when the interest or principal is 90 days past due, unless the note receivable is both well secured and in the process of collection.  Notes receivable that are determined to be impaired are valued at the lower of estimated realizable amount based on the present value of expected future cash flows discounted at the interest rate inherent in the original note receivable or, at the fair value of the security underlying the note receivable less disposition costs.

When a note receivable is classified as impaired, recognition of interest in accordance with the contractual terms of the note receivable ceases.  Income on impaired notes receivable is reported as the change in the net present value of future cash flows.  Notes receivable are restored to an accrual basis when principal and interest payments are current and there is no longer any reasonable doubt as to ultimate collectability.

c)

Financial instruments

The fair value of cash, accounts receivable, accounts payable and accrued liabilities and amounts due to and from related parties approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

d)

Investments

The Company accounts for its investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investments are initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses of the investee company and reduced by dividends received. Declines in market value below costs are recognized when such declines are considered to be other than temporary.

e)

Capital assets

Capital assets are carried at cost less accumulated amortization.  Amortization is being provided for annually using the declining balance method at the following annual rates:

Office equipment	20%
Computer equipment	30%

f)

Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 9,489,939.

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an anti-dilutive effect in the presented years.

a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date.  Revenues and expenses are translated at the exchange rate prevailing at the transaction date.  Exchange gains and losses arising on translation are included in the consolidation statements of operations.

All of the Company’s foreign subsidiaries are integrated with the Company and translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Income and expenses are translated at rates which approximate those in effect on transaction dates.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

h)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

i)

Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

j)

Stock based compensation

Effective October 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments.  Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method; whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant.  Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

3.

Notes Receivable

September 30,	2003	2002	2001

US Dollar advances to Traslationwave.com (Note 4) (2003 – nil; 2002 – US$558,800; 2001 – US$531,000) Canadian Dollar advances to Translationwave.com	$ - -	$ 882,040 402,692	$ 838,184 368,993

	-	1,284,732	1,207,177
Accrued interest	-	83,213	83,213

	-	1,367,945	1,290,390
Less: Allowance for impaired loans	-	(1,367,945)	(1,290,390)

$ -	$ -	$ -

Advances to Translationwave.com, a Nevada based company controlled by a relative of a director of the Company, are unsecured, bear interest at the Royal Bank of Canada prime rate plus 3% per annum and are due on demand.

The Company has determined that the notes receivable are impaired.  Consequently, an allowance for impairment has been recorded against the entire balance of notes receivable.

4.

Investment is Translationwave.com

September 30,	2003	2002	2001

Acquisition of 20% of the outstanding common shares of Translationwave.com (US$125,000)	$ -	$ -	$ 192,075
Equity loss from investment	-	-	(102,449)

	-	-	89,626
Write-down for decline in value	-	-	(89,626)

$ -	$ -	$ -

On April 19, 2001, the Company acquired 20% of the issued and outstanding common shares of Translationwave.com, a company controlled by a relative of a director of the Company.  As consideration, the Company issued 500,000 common shares at an agreed price of US$0.25 per share and advanced US$500,000 to Translationwave.com (Note 3).  In addition, the Company had the exclusive option to purchase all of the remaining shares of Translationwave.com until April 19, 2002 at a price to be determined by obtaining a valuation of Translationwave.com.  The investment was accounted for by the equity method.

At September 30, 2001, the Company determined that the market value of the investment declined below the cost of the investment.  This decline was determined to be other than temporary.  Consequently, the remaining book value of the investment was written-down to $Nil.

During the year ended September 30, 2003, the Company acquired a 100% interest in Translationwave.com. At the effective date of acquisition the cost to acquire the investment and the net assets acquired were $Nil.

5.

Due To and From Related Parties

Amounts due to the President of the Company, to and from a corporation controlled by the President of the Company and to a relative of the President of the Company are unsecured, accrue no interest and have no fixed terms of repayment.

6.

Equipment

2003			2002
Cost	Accumulated Amortization	Net book value	Net book value

Office equipment	$ 5,222	$ 4,717	$ 505	$ 630
Computer equipment	26,314	22,697	3,617	5,169

$ 31,536	$ 27,414	$ 4,122	$ 5,799

7.

Loans from Related Parties

September 30,	2003	2002	2001

Companies with common directors
Loan payable bearing interest at prime plus 3% per annum	$ -	$ 195,434	$ 187,398
Loan payable bearing interest at 10% per annum	214,977	17,764	11,619
President
Loan payable bearing interest at 10% per annum	320,470	278,216	157,411
Relatives of the President
Loan payable bearing interest at 10% per annum	49,830	45,300	36,515
Loan payable bearing interest at 10% per annum	-	13,120	-

$ 585,277	$ 549,834	$ 392,943

8.

Related Party Transactions

During the year ended September 30, 2003, the Company entered into the following transactions with related parties:

a)

Paid or accrued management fees of $30,000 (2002 - $30,000; 2001 - $30,000) to a company controlled by a director.

b)

Paid or accrued consulting fees of $8,732 (2002 - $38,151; 2001 - $73,644) to a relative of a director.

c)

Accrued interest of $53,207 (2002 - $35,293; 2001 - $28,795) on loans payable to a director and companies with common directors.

d)

Issued Nil (2002 - Nil; 2001 - 606,212) common shares to a director as settlement of debt and accounts payable in the amount of $Nil (2002 - $Nil; 2001 - $313,063).

e)

Issued Nil (2002 - Nil; 2001 - 308,458) common shares to a relative of a director as settlement of debt in the amount of $Nil (2002 - $Nil; 2001 - $189,721).

f)

Paid finder’s fees of $Nil (2002 - $Nil; 2001 - $45,492) to a relative of a director relating to the private placement of shares (note 10).

All of the above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

9.

Recoveries of Subsidiaries

By a Lease Agreement dated August 1, 2002, commencing August 15, 2002, the Company granted Broken Hill Minerals Limited (“BHM”), of Zambia, a lease over plant and equipment and premises located in Kabwe, Zambia for a period of 24 months for a rental of US$12,000 per month.  In addition, the Company granted BHM an option to purchase the plant on or before August 1, 2004 for consideration of US$6,500,000. The plant, premises, and equipment were written off by the Company during the year ended September 30, 1998.

During the year ended September 30, 2002, the Company received US$24,000 (CDN$36,522) as a security deposit.  The deposit, plus interest is repayable at the end of the lease.   The Lease Agreement is in default.  All monies received, including the security deposit, have been included in income as a recovery from subsidiary assets previously written-off.

10.

Share Capital

a)

Private Placement

During the year ended September 30, 2001, the Company completed a private placement of 2,000,000 units at a price of US$0.15 per unit for total proceeds of US$300,000 (CDN$456,840). Each unit consisted of one common share and one non-transferrable share purchase warrant.  Each non-transferrable share purchase warrant entitles the holder to purchase one additional common share of the Company at US$0.30 per share for a period of two years.  The Company also paid finder’s fees of US$30,000 (CDN$45,492) to a relative of a director relating to this private placement.

As at September 30, 2003 there were 25,000 (2002 - 25,000; 2001 - 25,000) shares held in escrow.  Release of these shares is subject to approval of regulatory authorities.

b)

Stock options

The Company is authorized to grant options to directors, employees and consultants.  Stock option transactions and the number of stock options outstanding are summarized as follows:

Number of Options	Weighted average exercise price

Outstanding and exercisable at October 1, 1999	77,332	US$ 9.75
Options granted	557,500	1.74
Options cancelled/expired	(77,332)	9.75
Options exercised	(24,100)	1.60

Outstanding and exercisable at September 30, 2000	533,400	US$ 1.75

Options granted	-	-
Options cancelled/expired	(23,400)	1.60
Options exercised	-	-

Outstanding and exercisable at September 30, 2001	510,000	US$ 1.75
Options granted	-	-
Options cancelled/expired	(315,000)	1.60
Options exercised	-	-

Outstanding and exercisable at September 30, 2002	195,000	US$ 1.75
Options granted	-	-
Options cancelled/expired	(195,000)	1.60
Options exercised	-	-

Outstanding and exercisable at September 30, 2003	-	US$ -

At September 30, 2003, the Company had no outstanding stock options.

c)

Warrants

At September 30, 2003, the Company had no outstanding common share purchase warrants.

11.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

September 30,	2003	2002	2001

Loss before income taxes	$ (47,171)	$ (319,713)	$ (1,822,692)

Income tax recovery at statutory rates	17,746	142,656	812,921
Unrecognized items for tax purposes	647	(35,664)	(662,131)
Unrecognized benefit of non-capital loss carryforwards	(18,393)	(106,992)	(150,790)

$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

September 30,	2003	2002	2001

Future income tax assets
Property, plant and equipment	$ 8,054	$ 11,360	$ 9,604
Mineral properties	526,738	624,748	582,464
Net capital losses available	4,082,680	4,917,508	4,850,274
Non-capital losses available for future periods	1,127,082	1,550,261	1,468,194

	5,744,554	7,401,798	6,910,536

Valuation allowance	(5,744,554)	(7,401,798)	(6,910,536)

$ -	$ -	$ -

The Company has incurred non-capital losses of approximately $3,000,000 which may be applied to reduce taxable income in future years.  These non-capital losses will expire through 2008.

In addition, the Company has net capital losses of approximately $10,852,000 which may be applied against taxable capital gains in the future.  These net capital losses may be carried forward indefinitely.

Also, the Company has available certain exploration and development expenditures to reduce taxable income of future years.

Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements as they are not considered likely to be realized.

12.

Supplemental Cash Flow Information

September 30,	2003	2002	2001

Financing activities
Share capital issued for:
Debts	$ -	$ -	$ 502,784
Note payable	-	-	-
Investment	-	-	192,075
Share subscriptions advances	-	-	369,875
Share subscription advances	-	-	(369,875)

$ -	$ -	$ 694,859

$ -	$ -	$ (192,075)

13.

Segmented Information

The Company’s only reportable segment during the years ended September 30, 2003, 2002, 2001 and 2000 has been the pursuing and evaluation of potential ventures in the hi-tech field.  All operations took place in Canada.

14.

Contingencies

Potential legal claims may exist between the Company and certain previous holders of the Company’s convertible debentures related to certain obligations under the conversion terms of the convertible debentures.  In the opinion of management, these claims are without merit and consequently no provision has been made for these claims in these consolidated financial statements.

15.

Comparative Figures

The comparative figures for the year ended September 30, 2001 were audited by another auditor and have been reclassified where applicable to conform to the current presentation.

16.

Subsequent Events

On December 9, 2003, the Company entered into a Letter of Intent (“LOI”) whereby the Company has the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (“the mineral claims”) prospective for gold in Amapa State, Brazil. Under the terms of the LOI, the Company will complete an independent verification study on the mineral claims by no later than the end of February, 2004, and subject to the receipt of results satisfactory to the Company, the Company will enter into a definitive agreement with the optionors.  The principal terms of the agreement will be the Company’s requirement to issue four million common shares in its capital at a deemed value of US$1.50 per share, incurring minimum exploration expenditures of US$4,250,000 on the claims in stages through 2007, including the completion of a feasibility study, if warranted, and making payments in cash or shares at a deemed value of US$3.00 each (or a combination thereof) totaling US$2,000,000 from March 5, 2004 to December 15, 2008.

Of the four million shares to be issued to the optionors (which are subject to certain restrictions as agreed to between the parties and the achievement of certain milestones relating to the project), 200,000 shares will vest to each of the two optionors every six months for the first eighteen months of the agreement.  An additional 500,000 shares will vest to each of the two optionors for each 1,000,000 ounces of gold measured probable on the property.  All the shares will vest if a minimum of 2,500,000 ounces of gold are measured probable.

Upon completion of a bankable feasibility study, the optionors will receive a net smelter returns royalty (“NSR”) of 1% to a maximum of US$8,000,000. Upon 90 days notice, the optionors may compel the Company to purchase the NSR for US$4,000,000 in cash or by way of the issuance of shares in its capital at a deemed price of US$4.00 per share.  In addition, upon completion of the bankable feasibility study, the Company will make payment to a maximum of US$1,000,000 to the landowner of the subject mineral claims for a measured deposit greater than one million ounces of gold, and US$2,000,000 for a measured deposit of two million ounces of gold or greater.

A US$20,000 deposit was paid to the optionors upon execution of the LOI with a further payment of US$20,000 paid before January 16, 2004. The terms described in the LOI will expire if a definitive agreement is not reached by March 1, 2004. . If required, at the company’s election, the Optionors will grant Globetech a forty-day extension to complete the study by April 9, 2004.  If company is delayed or prevented from carrying out its independent study or work programs as a result of causes beyond its reasonable control, the period of all such delays resulting from such causes shall be excluded in computing all periods of time within which the company must complete the study.

17.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These financial statements are prepared in accordance with GAAP in Canada, which differs in some respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)

Stock based compensation

Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock Based Compensation”, which became effective for fiscal years beginning after December 15, 1995, requires a fair market value based method of accounting for stock based compensation plans.  The Company has adopted SFAS No. 123 in accounting for its stock option plan.  Canadian generally accepted accounting principles did not require the reporting of any stock based expense in the Company’s financial statements.

b)

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended September 30, 2003, 2002 and 2001 were 9,469,939, 9,464,939 and 6,841,266, respectively.

c)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.

d)

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) approved the issuance of SFAS No. 141, “Business Combination”,  and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited.  SFAS No. 141 is effective for business combinations completed after June 30, 2001.  SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142.  SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.  Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

In July 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS No. 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets”, that supersedes SFAS No. 121 “Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of.”  SFAS No. 144 is required to be adopted effective January 1, 2002.

In June 2002, FASB issued SFAS No. 146 “Accounting for costs Associated with Exit or Disposal Activities” (“SFAS 146”), which is supercedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)”.  SFAS is required to be adopted for disposal plans initiated after December 31, 2002.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

The effect on the Company’s consolidated balance sheet of the above differences between Canadian and United States generally accepted accounting principles is summarized below:

2003	2002

Total assets under United States GAAP	$ 19,021	$ 54,767

Total liabilities under United States GAAP	$ 957,485	$ 946,060

Capital stock as reported	27,873,683	27,873,683
Cumulative compensation expense on granting of stock options	3,388,662	3,388,662
Cumulative compensation expense on release of escrow shares	3,435,000	3,435,000

Capital stock under United States GAAP	34,697,345	34,697,345

Deficit as reported	(28,812,147)	(28,764,976)
Cumulative compensation expense on granting of stock options	(3,388,662)	(3,388,662)
Cumulative compensation expense on release of escrow shares	(3,435,000)	(3,435,000)

Deficit under United States GAAP	(35,635,809)	(35,588,638)

Shareholders’ deficiency under United States GAAP	(938,464)	(891,293)

Shareholders’ deficiency and liabilities under United States GAAP	$ 19,021	$ 54,767

The effect on the Company’s consolidated balance sheet of the above differences between Canadian and United States generally accepted accounting principles is summarized below:

Period from December 1991 to September 30, 2003	2003	2002	2001

Loss for the period as reported	$ (28,764,976)	$ (47,171)	$ (319,713)	$ (1,822,692)

Less
Compensation expense on granting of stock options	(3,388,662)	-	-	-
Compensation expense on release of escrow shares	(3,435,000)	-	-	-

Loss for the period under United States GAAP	$ (35,588,638)	$ (47,171)	$ (319,713)	$ (1,822,692)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

_______________________________

Dilbagh Gujral,

President and Chief Executive Officer

March 26, 2004