Form 20-F
period 2004-09-30
GLOBETECH VENTURES CORP
filed 2005-03-31
CIK 947994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2004

OR

[   ]

TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-26414

GLOBETECH VENTURES CORP.

___________________________________________________________________________

(Exact Name of Registrant as specified in its charter)

Province of British Columbia, Canada

_____________________________________________________________________

(Jurisdiction of incorporation or organization)

Suite 804 - 750 West Pender Street, British Columbia V6C 2T8

_____________________________________________________________________

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

______________________________________________________________________

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

14,241,939 Common Shares as at December 31, 2004

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

ITEM 17

 ITEM 18 __X

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

PART I

ITEM 1.

Identity of Directors, Senior Management, and Advisors

ITEM 2.

Offer Statistics and Expected Timetable

ITEM 3.

Key Information

Selected Financial Data

Currency and Exchange rates

Risk Factors

ITEM 4.

Information on the Company

ITEM 5

Operating and Financial Review and Prospects

Results of Operations

ITEM 6

Directors, Senior Management, and Employees

ITEM 7

Major Shareholders and Related Party Transactions

Related Party Transactions

ITEM 8

Financial Information

ITEM 9

The Offer and Listing

ITEM 10

Additional Information

Exchange Control and Other Limitations Affecting Security Holders

Taxation - Certain Canadian Income Tax Consequences to United States Investors

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

ITEM 12

Description of Securities Other Than Equity Securities

PART II

ITEM 13

Defaults, Dividends Arrearages and Delinquencies

ITEM 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

ITEM 15

Controls and Procedures

ITEM 16.A

Audit Committee Financial Expert

ITEM 16.B

Code of Ethics

ITEM 16.C

Principal Accountant Fees and Services

ITEM 16.D

Exemptions from the Listing Standards for Audit Committees

ITEM 16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III

ITEM 17

Financial Statements

ITEM 18

Financial Statements

ITEM 19

Exhibits

FORWARD-LOOKING STATEMENTS

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

PART I

ITEM 1. Identity of Directors, Senior Management, and Advisors

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

The selected consolidated financial data for each of the years in the most recent five-year periods ended September 30, have been derived from our consolidated financial statements and the related notes.  The consolidated financial statements for the year ended September 30, 2004 can be found included in this Annual Report beginning on page F-1.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP.  Refer to Note 12 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Summary Financial Data

Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002	Year ended September 30, 2001	Year ended September 30, 2000

Canadian GAAP:

Revenue

Net Income/(Loss)

Per Share

Weighted Average Shares

Dividends

Total Assets

Shareholder Equity

U.S. GAAP:

Net Income/(Loss)

Per Share

Weighted Ave. Shares

Total Assets

Shareholder Equity

Nil (7,302,024) (0.60) 12,246,150 nil 309,598 (165,088) (7,302,024) (0.60) 12,246,150 309,598 (165,088)	Nil (47,171) (0.00) 9,489,939 nil 19,021 (938,464) (47,171) (0.00) 9,489,939 19,021 (938,464)	nil (319,713) (0.03) 9,489,939 nil 54,767 (891,293) (319,713) (0.03) 9,489,939 54,767 (891,293)	nil (1,822,692) (0.27) 6,866,266 nil 90,449 (571,580) (1,822,692) (0.27) 6,841,266 90,449 (571,580)	nil (438,663) (0.10) 4,309,771 nil 755,889 144,905 (2,804,546) (0.66) 4,284,771 755,889 144,905

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

	Average	High	Low	Close
February 2005	.8075	.8173	.7944	.8072
January 2005	.8184	.8368	.8016	.8072
December 2004	.8219	.8475	.8018	.8303
November 2004	.8370	.8532	.8137	.8430
October 2004	.8017	.8240	.7836	.8209
September 2004	.7750	.7886	.7546	.7876
Fiscal Year Ended 09/30/2004	.7551	.7886	.7138	.7876
Fiscal Year Ended 09/30/2003	.6858	.7404	.6329	.7404
Fiscal Year Ended 09/30/2002	.6356	.6619	.6200	.6304
Fiscal Year Ended 09/30/2001	.6514	.6688	.6324	.6333
Fiscal Year Ended 09/30/2000	.6792	.6984	.6604	.6651

On March 25, 2005, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Exchange Rate”) was US $0.8228 = $1.00 Canadian.

Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

Globetech’s principle business activities include the acquiring and developing of mineral properties and if warranted the processing of related mineral resources.  The Company is currently pursuing and evaluating potential mineral properties and other business ventures. The Company does not have any cash flow from operations. The Company  relies on private placements, exercise of stock options and warrants to raise funds from equity.

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

Price Fluctuations: Share Price Volatility

In recent years, securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the share price of the Company’s common shares fluctuated from a high of US $2.50 to a low of US $0.20 within the twelve (12) months ended September 30, 2004.  There can be no assurance that continual fluctuations in price will not occur.

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

ITEM 4.

Information on the Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company quoted on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp.  The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP.  On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange.  Its shares were then listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996.  On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US $1.00 per share.  The Company’s common shares began quotation on the OTC Bulletin Board under the symbol CLPZF.  On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principle place of business is located at Suite 804 – 750 West Pender, Vancouver, British Columbia V6C 2T8.

Globetech’s principal business activities are the exploration and development of mineral properties with the intent of developing a mine and the production and processing of  mineral resources.  The Company is currently pursuing and evaluating mineral properties and potential business ventures. The Company does not have any mineral properties containing a known ore deposit.

British Columbia, Canada

The Gladys Lake property is located approximately 30 air miles northeast of the town of Atlin, British Columbia just south of the western end of Gladys Lake. It is accessible by gravel road that leads from the Atlin Road approximately six miles north of Atlin. The Gladys Lake property consists of 50 new grid claims or cells.  Each cell is approximately 300 metres by 500 metres in size.  The history of the property started in 1969 when an Atlin prospector staked 232 claims covering the showing. In 1970 Amax optioned the property and completed a program of geological mapping, geochemical sampling road building and trenching. In 1971 Amax completed a five-hole diamond drilling program totalling 726 metres. This work was not filed for assessment. In 1978 Quest Explorations completed a program of recovering core from the 1971 program, logging the core and analyzing composites of the mineralized sections of the core.

A detailed geological description of the Gladys Lake is as follows: The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group.  These rocks are intruded by small bodies of Late Mesozoic alaskite. The alaskite consists of a ring-dyke complex exposed at higher elevations and a probable large stock-like body at depth.  Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks.  The alaskite complex has an outer diameter ranging from 1600 feet (500 m) to 2300 feet (700 m).  The hornfelsed and altered zones are both roughly centered about the alaskite outcrop.  The hornfelsed zone measures approximately 11,000 feet (3500 m) and 7500 feet (2000 m) respectively.  The wallrock alteration zone lies within the hornfelsed zone.  The long and short axis, respectively are approximately 8200 feet (2500 m) and 5500 feet (1500 m). It is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins. Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite.  Veins commonly range from 1/8 in to ¾ in wide and are relatively continuous and sharp walled.  The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex. Sulphide minerals recognized on the property include pyrite, molybdenite chalcopyrite, and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed.  Minor amounts of molybdenite occur in quartz veins and to a lesser extent along fractures throughout the stockwork zone.  Molybdenite occurs as medium grained flakes, books, and rosettes along margins of quartz veins within the stockwork zone and in most of the stringer zones.  Also fine grained molybdenite occurs along dry fractures within the stockwork zone.

The geochemistry survey completed by Amax in 1970 produced an anomalous target 4000 feet (1200 m) by 2700 feet (800 m).  This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.

Surface rock sampling from outcrop and trenching gave range from 0.02% to 0.05% MoS2.  Core sampling in 1978 gave the following values:

Hole 1

220’ to 401’

179’

0.110% MoS2.

Hole 2

200’ to 586’

386’

0.089% MoS2

Hole 3

72’ to 175’

103’

0.051% MoS2

332’ to 490’

168’

0.022% MoS2

Hole 4

not sampled

Hole 5

520’ to 556’

36’

0.087% MoS2

The Gladys Lake property hosts a molybdenum deposit similar in tenor and size to the Adanac Deposit to the south. The property has an excellent anomalous soil footprint and weakly mineralized surface showings of molybdenite. Limited diamond drilling suggests that the grade of the mineralized body is similar to that at Adanac around 0.05 to 0.1% molybdenum.  This property is presently being acquired.

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

The principal terms of the Agreement required the Company to issue 2,000,000 common shares at a deemed value of US $1.50 per share, which shares would be released over a 2 ½ year period.  In addition, the Company issued to the vendors a net smelter return royalty (“NSR”) of 1% to a maximum of US $8,000,000.  Other provisions in the Agreement include the Company’s requirement to fund through Braz Gold, property payments for a total of US $2,000,000 by December 2005 and to make minimum exploration expenditures of US $1,750,000 to December 2005.  Upon completion of a bankable feasibility study the Vendors may compel the Company to repurchase the NSR for US $4,000,000 in cash or by way of the issuance of shares in its capital at a deemed price of US $4.00 per share.  In addition, upon completion of such bankable feasibility study verifying a minimum commercial grade mineral deposit of one million ounces, the Company will make a payment of US $2,000,000 to the landowners.

The subject claims are located on the prolific Vila Nova greenstone belt, in the south-central part of Amapa State some 100 km northwest of the state capital of Macapa.  The area is easily accessed by road and rail and has access to electricity as well as water from the substantial surrounding river systems.  The Vila Nova greenstone belt forms part of a stable Precambrian Guyanan Shield rock formation, which in the adjacent countries of Venezuela, French Guiana, and Guyana, hosts world class gold deposits.  The Omai gold deposit in Guyana, has a reserve of approximately 4.2 million ounces of gold.  The Guyanan shield has historically produced large amounts of gold, some 4.8 million ounces having been mined in the 19th century alone. In the Vila Nova greenstone belt, in similar rocks to those found in Globetech’s claim area, the Amapari gold deposit lies north of the Company’s claim area.  The Amapari gold deposit which has a resource in excess of 2 million ounces of gold, was recently acquired by Wheaton River Minerals for $105 million. Located to the south of Globetech’s claim area lies the large open-pit and underground vein-gold working of Mineracao do Vila Nova with a multiple parallel quartz-vein deposit showing visible gold. In December 2003, the Company commissioned a review of the mineral resource by an independent geologist.

Notwithstanding, the Company’s mineral claims may have characteristics or be adjacent to properties that have reserves or have produced gold, for clarification the Company’s mineral claims have no “reserves” as defined by the SEC.

It was determined by the Company that in spite of an interesting potential, this property was difficult for the Company to handle. The property is located in Brazil where the Company has limited experience. The property is an early stage exploration property where geological targets may yield no results. The Company was concerned that a great of money may have to be spent with limited results. The Company experienced difficulties in obtaining proper information. The Company decided from a risk management point of view to discontinue exploration of the Amapa property.

ITEM 5

Operating and Financial Review and Prospects

The Company has prepared Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles, which differ in certain respects from U.S. GAAP.  You can read about some of the principal differences in Note 12 to the Consolidated Financial Statements, where you will  find a reconciliation of our Consolidated Financial Statements and U.S. GAAP.

Results of Operations

Year Ended September 30, 2004

For the year ended September 30, 2004 the net loss was $7,302,024 for the year as compared to $47,171 for the previous year. The two largest items account for 94% of the total expense. These items are “Stock-based compensation” for $2,429,100 and “Write-down of mineral properties” for $4,425,208. Stock–based compensation is the calculation of the fair value of stock options granted during the 2004 fiscal year using a Black-Scholes option-pricing model. This is a non-cash expense and a calculation made under accounting principles to indicate the value of stock options granted as compared to the market price and the trading price of the stock in the past. The write-down is the cost of the Amapa property in Brazil that was written off.

With the work connected to the Amapa property in Brazil and the search for a new mineral property, resulting in the Gladys Lake property in British Columbia, there was a general increase in activity in 2004 and a resulting increase in expense. Accounting and legal increased $77,752 over the previous year as a result of legal costs. Consulting fees increased $154,416 largely from efforts to raise equity funds. Travel costs also increased largely due to efforts to raise equity funds and meet with investors. The Company also increased its promotional efforts in 2004 where public relations expense increase from $16,844 to $86,204. The only significant decrease was the reduction of interest expense, as a result of reduced debt.

Year Ended September 30, 2003

For the year ended September 30, 2003, the net loss was $47,171 as compared to a net loss of $319,713 in the previous year ended September 30, 2002.

Administrative expenses for the 2003 fiscal year were $204,752 compared to $279,864 for the comparative period last year.  See the Consolidated Schedule of Operating Expenses incorporated in the Consolidated Financial Statements for a breakdown of administrative expenses.  The decrease in total administrative expenses reflect a decrease in operating activity within the Company.

The Company’s highest expenditure item was loan interest that was paid to Cachet Enterprises Corp. and Bushman Resources Inc., companies of which Dilbagh Gujral was a common director and to Dilbagh Gujral and Ricky Gujral, and J. Gujral, relatives of Dilbagh Gujral.  Loan interest for the year ended September 30, 2003 was $61,221 compared to $35,921 for the year ended September 30, 2002.  The increase was a result of compounding interest.  All loans payable are due on demand and payable with interest at 10% per annum, other than the loans payable to Bushman Resources Inc. and Cachet Enterprises Corp., which are payable with interest at prime plus 3% per annum.

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

Liquidity and Capital Resources

At September 30, 2004 the Company had cash of $304,387 and a working capital deficiency of $168,024. This is a significant improvement over the previous year where at September 30, 2003, the Company had $8,720 in cash with a working deficiency of $938,464.

On April 1, 2004, the Company completed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share at any time until June 30, 2005, at US$0.90 per share at any time until June 30, 2006, and at US$1.00 per share at any time until June 30, 2007.

On April 23, 2004, the Company completed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share at any time until April 23, 2005, at US$0.90 per share at any time until April 23, 2006, and at US$1.00 per share at any time until April 23, 2007.

On June 22, 2004, the Company completed a private placement of 500,000 units at a price of US$0.50 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.50 per share at any time until June 30, 2005, at US$0.60 per share at any time until June 30, 2006.

On August 4, 2004, the Company completed a private placement of 697,674 units at a price of US$0.30 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.375 per share at any time until July 28, 2005, at US$0.475 per share at any time until March 28, 2006. This private placement dated August 4, 2004 contained a price reset clause whereby 697,674 shares were issued prior to September 30, 2004 and an additional 302,326 were issued on November 3, 2004 making a total issued of 1,000,000 shares and an equal number of warrants.

The Company will need to continue with additional private placements in order to do exploration work on the Gladys Lake property. No assurance can be given that the Company will be able to raise sufficient funds.  In addition, the Company will be required to raise additional funds for working capital.

Research and Development

There are no research and development tasks currently being undertaken.

Legal Proceedings

The Company had contracted the legal firm of Bartel Eng to prepare the Amapa property agreement, prepare some US filings, and advise on a private placement. The Company is not satisfied with the cost of the work performed and is in dispute with Bartel Eng. Bartel Eng collected the sum of  $34,615 from the Company which has been paid in the provincial court in British Columbia pending either settlement or a judge’s decision. At this time the Company will try to settle with Bartel Eng or if necessary will take the matter to a court in British Columbia.

Tabular Disclosure of Contractual Obligations

The following table details loans payable as at December 31, 2004.:

Loan payable to Bushman Resources Inc., due on demand, interest at prime plus 3%	$ 231,101

ITEM 6

Directors, Senior Management, and Employees

The directors, and senior management of the Company are as follows:

Name	Position	Year in Which Elected or Appointed

Thomas Kennedy	CEO & Director	2004
Casey Forward	President, CFO & Director	2003
Dr. K. Sachdeva	Director	2004
Dr. David Stone	Director	2005

Thomas J. Kennedy, Director

B.Comm., LL.B.

Mr. Kennedy has been actively engaged as a Lawyer, Management Consultant and Financial Consultant from 1991 to present. During this same time, he has been a Director / Officer of numerous publicly traded companies. From September 1982 until January 1991 Mr. Kennedy was a Vice Chairman of The Worker’s Compensation Appeal Board of British Columbia, responsible for hearing appeal cases and in addition provided administrative management to certain Vancouver based venture companies.

Casey Forward, President, CFO, Director

CGA

Casey Forward is a Certified General Accountant and has been running an independent accountancy practice in Canada since 1990. He has worked for public companies in Canada, the United States, and Great Britain. He has owned companies in Canada and, in particular, he was an owner and president of a company in the construction and land development business and an owner and president of a storage and transport company, both located in Edmonton, Alberta, Canada. Before entering the field of accountancy, he was studying molecular biology at the University of Manitoba.

David M. Stone, Director
BPh.D., M.B.A., P.E., P.Eng.

David M. Stone is a mining / geotechnical engineer with over 20 years of experience in underground and surface mining. His experience includes some 50 projects in 17 countries. Dr. Stone's primary expertise is in mining rock mechanics. In this area he has provided designs for both open pit and underground mines, as well as providing ongoing advice to several operating mines. He currently serves as Chairman of the International Minefill Council, and past Chairman of the 7th International Symposia on Mining and Backfill.

Dr. K Sachdeva, Director

Dr. Sachdeva is a practicing acupressurist and a businessman in Vancouver B.C.

Cash Compensation:

Total compensation accrued and/or paid (directly and/or indirectly) to all directors/senior management during the fiscal year ended September 30, 2004 was $41,117.

The Company has no formal management agreements with any director or member of senior management.

Director Compensation:

The Company has no formal plan for compensating its Directors for their service in their capacity as such, or for services rendered to the Company as consultants or experts.

Stock Options:

During the financial ended September 30, 2004 the following stock options were granted to senior management and directors:

Name	Securities Under Options Granted	% of Total Options Granted	Exercise or Base Price of Security	Market Value of Securities Underlying Options on the Date of Grant	Expiry Date
Dilbagh Gujral	1,000,000	35.71%	US $1.75	US $0.81	December 22, 2008
Steven Khan	600,000	21.43%	US $1.75	US $0.81	December 22, 2008
Casey Forward	200,000	7.14%	US $1.75	US $0.81	December 22, 2008
Isaac Moss	600,000	21.43%	US $1.75	US $0.81	December 22, 2008
Roland Vetter	400,000	14.29%	US $1.75	US $1.70	February 27, 2009

Options to Gujral, Khan, Moss and Vetter were subject to cancellation in the 1st quarter of 2005.

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

Employees

As of September 30, 2004, the end of the most resent fiscal year, the Company had no employees.

ITEM 7

Major Shareholders and Related Party Transactions

The Company’s securities are recorded on the books of its transfer agent in registered form.  The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients.  The Company does not have knowledge of the beneficial owners thereof.  To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.  The following table lists as of  February 15, 2005 each person who, to the knowledge of the Company, owns more than 5% of the Company’s voting securities and the total amount of the Company’s voting securities owned by the Company’s officers and directors.

Title of Class	Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Total
Common Shares	YOUNG.JT/TEN, JOAO LUIS PULGATTI & JOHN	2,000,000	14%
	Officers and directors	50,000	0%

Related Party Transactions

	December 31, 2004	September 30, 2004
Loan payable bearing interest at 10% per annum with previously common directorships	$ -	$ 231,101
Loans payable	231,101	-
Loan payable bearing interest at 10% per annum with past president	-	36,747
	$ 231,101	$ 267,848

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

High

Low

Closing

Monthly

February, 2005

0.45

0.26

0.41

January, 2005

0.46

0.27

0.28

December, 2004

0.75

0.31

0.31

November, 2004

0.60

0.20

0.47

October, 2004

0.50

0.33

0.35

September, 2004

0.50

0.28

0.46

Quarterly

December 31, 2004

0.75

0.20

0.31

September 30, 2004

0.83

0.28

0.46

June 30, 2004

1.73

0.51

0.52

March 31, 2004

2.50

1.16

1.28

December 31, 2003

1.65

0.17

1.53

September 30, 2003

0.40

0.05

0.28

June 30, 2003

0.21

0.08

0.09

March 31, 2003

0.22

0.10

0.20

Annually

September 30, 2004

2.50

0.20

0.46

September 30, 2003

1.65

0.05

0.28

September 30, 2002

0.26

0.02

0.12

September 30, 2001

0.63

0.03

0.20

The principal trading market is the OTC Bulletin Board where the common shares of the Company are quoted under the stock symbol GTVCF.OB.  Effective February 19, 2004, the Company’s common shares were approved for trading over the counter on the Frankfurt and Berlin Stock Exchanges under the stock symbols GTVCF.F and GTVCF.BE respectively.

ITEM 10

Additional Information

Share Capital

Our authorized share capital as at December 31, 2004 was 20,000,000 common shares without par value. Our issued and outstanding share capital at December 31, 2004 was 14,241,939.

All our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation in assets upon liquidation. At any general meeting, subject to the restrictions on joint registered owners of our common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll every shareholder has one vote for each share of which he or she is the registered owner and may exercise such vote either in person or by proxy. Our directors may, from time to time, declare and authorize payment of dividends. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights. There are no provisions for surrender, sinking or purchase funds. There are 25,000 issued and outstanding escrow shares.

Options to acquire common shares granted to our directors and officers are described under “Item 6 – Directors, Senior Management and Employees – Executive Compensation.

Memorandum and Articles of Association

We are registered in British Columbia, Canada, certificate of incorporation No. 188691. We do not have any stated "objects" or "purposes" as the Company Act of the Province of British Columbia does not require it. Our memorandum (“Memorandum”) has authorized 20,000,000 common shares without par value.

Pursuant to the laws of British Columbia, the province has enacted a new company act, the Business Corporations Act. We have registered our transition documents with the registrar of companies and we have obtained shareholder approval to change to the provisions of the new company act at our annual general meeting on March 22, 2005. Our articles of association (“Articles of Association”) contain the following provisions:

Voting Rights

Shareholders shall have the right to receive notice of, to attend, and to vote at all general meetings. Except as otherwise provided in the Articles of Association, on a show of hands each holder of shares present in person and entitled to vote shall have one vote and upon a poll each such holder who is present in person or by proxy and entitled to vote shall have one vote in respect of every share held by him.

Variation of Class Rights and Alteration of Capital

(i)

We may by ordinary resolution increase the share capital, and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

(ii)

By special resolution that requires a three-fourths majority, we may consolidate and divide all or any of the share capital into shares of larger amount, sub-divide the shares into shares of smaller amount.

Transfer of Shares

(i)

Any member can transfer shares by delivering an instrument of transfer to our transfer agent.

Directors

(i)

Our business is managed by the Directors who may exercise all powers subject to the provisions of the Articles of Association and the Business Corporations Act of British Columbia.

(ii)

The number of Directors shall be not less than four. At our last annual general meeting, the number of directors was five. A Director shall not be required to hold any shares in the capital of our Company. At each annual general meeting of our Company, all of the board of directors retire and our shareholders elect a new board.

(iii)

A Director shall not vote but can be counted in the quorum present on any motion in respect of any contract, arrangement, transaction or any other proposal in which he has an interest that is to his knowledge a material interest.

(iv)

The Directors shall be paid for their services as Directors such sums (if any) as the Directors may from time to time determine.

(v)

The Directors may be paid all reasonable travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or otherwise in connection with our business.

(vi)

Directors can vote to remove a director at a directors meeting.

Borrowing Powers

(i)

The Directors may exercise all of the powers to borrow money and to mortgage or charge its undertakings, properties, assets and uncalled capital, or any part thereof, and, subject to the provisions of the Articles of Association, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of us or of any third party.

Dividends and Distributions on Liquidation to Shareholders

(i)

The Directors may declare dividends, and need not give notice to any member. Subject to any priority, preference or special rights, all dividends shall be declared and paid according to the number of shares held on a specified date with respect of the period of which the dividend is paid.

(ii)

The Directors may pay such interim dividends as they may determine.

(iii)

No dividend shall bear interest.

General Meetings

(i)

Each year we hold a general meeting as the annual general meeting in addition to any other meetings in that year, and not more than 13 months shall elapse between the date of one annual general meeting and that of the next. The annual general meeting shall be held at such time and place, as the Directors shall appoint.

(ii)

All general meetings other than annual general meetings are extraordinary general meetings. The Directors may, whenever they think fit, convene an extraordinary general meeting.

Committees of the Board of Directors

Our board of directors has established an audit committee. Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. In addition, the audit committee will monitor the board's corporate governance practices, propose nominees annually for election to the board, make recommendations as to the composition of the committees of the board and review the functioning of the board and the powers, mandates and performance of the committees.

Audit Committee Members:

1.

Casey Forward

2.

Dr. David Stone – independent director with financial experience

3.

Dr. K. Sachdeva – independent director with financial experience

Our board of directors has established a compensation committee to review remuneration paid to senior officers of the Company.

Compensation Committee Members:

1.

Casey Forward

2.

Tom Kennedy

3.

Dr. K. Sachdeva

Our board of directors has established a corporate governance committee to (1) identify and select qualified individuals to serve as directors of the Company and nominate such individuals for election as directors at the Company's annual meeting of shareholders (2) develop and establish corporate governance policies and procedures for the Company and (3) administer the Code of Ethics adopted by the Company

Corporate Governance Committee:

1.

Casey Forward

2.

Tom Kennedy

3.

Dr. David Stone

Exchange Control and Other Limitations Affecting Security Holders

There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the articles or other charter documents of a company on the right of a non-resident to hold or vote common shares of a company, other than as provided in the Investment Canada Act, as amended (the “Investment Act”).

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, corporation, partnership, trust or joint venture that is non-Canadian unless the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it requires the filing of a short notice.

An investment in common shares of a company by a non-Canadian that is a “WTO investor” would be reviewable if the value of the assets of the Company equalled or exceeded $184 million, the threshold established for 1999. In subsequent years, the threshold amount may be increased or decreased in accordance with the provisions of the Investment Act. A WTO investor is a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.

An investment in common shares of a company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire control of a company and the value of the assets were $5.0 million.

The Investment Act would not apply to certain transactions in relation to our common shares, including:

An acquisition of common shares of a company by any person made in the ordinary course of that person’s business as a trader or dealer in securities;

An acquisition of control of a company by an amalgamation, merger, consolidation or corporate reorganization following which the control of the Company, remains unchanged.

Taxation - Certain Canadian Income Tax Consequences to United States Investors

This section is to make United States persons aware and caution them as to some of the consequences of investing in the Company (a Canadian company).

A brief description of certain provisions of the tax treaty between Canada and the United States is included below. The consequences of state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors.

TAXATION OF DIVIDENDS

A holder of a common share who is not resident in Canada for purposes of the Income Tax Act will be subject to Canadian withholding tax on dividends paid or credited to the holder of the common share. The rate of withholding tax on dividends is 25% of the amount of the dividend. This rate may be reduced under the provisions of an international tax treaty to which Canada is a party. Under the tax treaty that Canada has entered into with the United States, the rate of Canadian withholding tax is generally reduced to 15%, or 5% in the case of a corporate holder which owns 10% or more of the voting shares. A foreign tax credit for the tax withheld may be available to a holder resident in the United States against U.S. federal income taxes.

DISPOSITION OF COMMON SHARES

A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share is a "taxable Canadian property" (as defined in the Income Tax Act). Shares of a corporation that are listed on a prescribed stock exchange are generally not considered to be taxable Canadian property. Taxable Canadian property includes any common share held by a non-resident if used in carrying on a business (other than an insurance business) in Canada. A non-resident whose common shares constitute taxable Canadian property will realize upon disposition, a capital gain (or a capital loss).

One-half of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder's income.

Non-residents are advised to consult their tax advisers with regard to the availability of a treaty exemption and their own particular circumstances.

Passive Foreign Investment Company

A foreign corporation with one or more U.S. shareholders is a PFIC if 75% or more of its income is passive income or if at least 50% of its assets would be invested in instruments which produce interest, dividends and/or capital gains. Unlike a controlled foreign corporation or a foreign personal holding company, there is no minimum percentage ownership by U.S. shareholder to trigger application of the PFIC rules. If a foreign corporation has a high enough percentage of passive income or assets, it is a PFIC as regards any U.S. shareholder no matter how small their ownership percentage of the foreign corporation and regardless of whether the U.S. shareholders, individually or in the aggregate, have the ability to control the business or investments of the foreign corporation.

If a person owns shares in a PFIC and sells them for a profit, that person must generally pro-rate its profit over all the years it held the shares in the PFIC, pay U.S. income tax on the profit allocated to each year at the highest U.S. rate in effect for that year, and pay interest on all the prior year’s tax, computed from the tax return due date for the year to which the income is attributable.

The above rule may not apply if a person elects to treat its investment as a "Qualified Electing Fund" (QEF). This election is made by attaching Form 8621 to the annual tax return. This will permit the annual inclusion of the QEF in a person’s pro-rata share of ordinary income and long-term capital gains.

We do not believe it was a passive foreign investment company during the fiscal period ended September 30, 2004 or any other year.

Future Developments

The foregoing discussion is based on existing provisions of the United States tax laws, existing and proposed regulations thereafter, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many such instances have not yet been promulgated and which may have retroactive effect. Furthermore, legislation has been proposed which would replace the PFIC provisions with a consolidated anti-deferral regime. While this legislation was vetoed, it may be re-introduced in subsequent years.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

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

ITEM 16.B

Code of Ethics

Globetech Ventures Corp. has adopted a written code of ethics that applies to, among others, the principal executive officer, principal financial officer, and principal accounting officer, or such persons performing similar functions.  The Code of ethics was filed as Exhibit 10.3 to the 2003 Form 20-F Annual Report.

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

While it is impossible to cover every situation where a violation or conflict could occur, there are many areas where care is required, including corporate records, political contributions, gifts and entertainment, relations with auditors, compliance with laws and regulations, and confidential information.  However, this is not a substitute for sound judgment.  Any actual, potential, or perceived conflict of interest or ethical violation should be reported immediately.

It is the responsibility of the Board of Directors to ensure the Code of Ethics is understood and complied with.

ITEM 16.C

Principal Accountant Fees and Services

MacKay LLP was appointed the Company’s auditor effective March 27, 2003; Fernandez Young & Associates was the Company’s auditor previous to this date.  Audit fees paid or accrued for the fiscal year ended 2004 is as follows:

Audit fees (MacKay LLP) 2004	$ 9,100
Audit fees (Fernandez Young & Associates) 2002	7,968
Audit fees (MacKay LLP) 2003	4,000
Audit-related fees	Nil

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

“Casey Forward”

_______________________________

Casey Forward

President and Chief Financial Officer

March 26, 2005