Form 20-F/A
period 2005-09-30
GLOBETECH VENTURES CORP
filed 2005-10-28
CIK 947994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

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

Since the Company does not have any cash flow from operations, all funds are raised from the issuance of equity shares of the Company. There is no established market for the shares of the Company and it is impossible to state with any certainty that the Company can raise additional funds at any particular time. In addition, the Company’s mineral property has no known economic ore body and it is impossible to determine how much has to be spent on exploration to determine if any economic ore body does exist. Accordingly there is a substantial doubt as to whether the Company can continue to raise money to carry on operations and there is substantial doubt as to whether the Company can find an economic ore body.

The auditors have indicated that there is substantial doubt about the ability that the Company can continue as a going concern and that the values used in the financial statements are based on the assumption of the Company continues as a going concern, and not that of a forced liquidation.

Another factor of importance is that the additional issuance of shares to raise funds causes dilution in the stock, meaning that existing shareholders’ holdings in the Company become smaller. It is management’s objective to raise as little money as possible at the highest possible prices to minimize dilution. With the uncertainty of the marketplace, the cost of running a public company and the cost of exploration, there is substantial uncertainty and substantial risk as to the outcome of the Company’s objectives.

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

PART II

ITEM 15

Controls and Procedures

Globetech has performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as at September 30, 2004. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer. The disclosure controls and procedures also ensures that the Form 20-F that it files is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of the chief executive officer and the chief financial officer.

In designing and evaluating the Company’s disclosure controls and procedures, the Company’s management, including the chief executive officer and chief financial officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Company’s management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

The Company’s management, with the participation of the chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) as of the end of the period covered by this Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these disclosure controls and procedures are effective at the reasonable assurance level.

There have not been changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 18

Financial Statements

See our consolidated financial statements beginning on page F-1.

ITEM 19

Exhibits

Globetech Ventures Corp.

(A development stage company)

Consolidated Financial Statements

September 30, 2004

in Canadian dollars

Auditors' Report

To the Shareholders of

Globetech Ventures Corp.

We have audited the consolidated balance sheets of Globetech Ventures Corp. as at September 30, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2004 and the period from December 1991 to September 30, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“MacKay LLP”

February 3, 2005

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements.  Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended September 30, 2004 and shareholders’ equity as at September 30, 2004, 2003, and 2002 to the extent summarized in note 12 to the consolidated financial statements.

Vancouver, Canada

“MacKay LLP”

February 3, 2005

Chartered Accountants

Globetech Ventures Corp.

(A development stage company)

Consolidated Balance Sheets

(in Canadian dollars)

September 30,	2004	2003

ASSETS

Current Assets
Cash and cash equivalents	$ 304,387	$ 8,720
Accounts receivable	2,275	6,179
	306,662	14,899

Equipment (note 4)	2,936	4,122

	$ 309,598	$ 19,021

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$ 206,838	$ 191,475
Due to related parties (note 5(c))	-	180,733
Loans from related parties (note 5(a))	267,848	585,277
	474,686	957,485

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Capital stock
Authorized
20,000,000 common shares of no par value
Issued 13,939,613 common shares (2003 – 9,489,939)	33,519,983	27,873,683
Contributed surplus (note 7)	2,429,100	-
Deficit accumulated during the development stage	(36,114,171)	(28,812,147)
	(165,088)	(938,464)

	$ 309,598	$ 19,021

Nature of operations and going concern (note 1)

Contingencies (note 11)

“Casey Forward”_____________

“Dr. K. Sachdeva”___________

Director

Director

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.

(A development stage company)

Consolidated Statements of Operations and Deficit

(in Canadian dollars)

	For the year ended September 30
	Period from December 1991 to September 30, 2004 - unaudited	2004	2003	2002

Revenues	$ 846,207	$ -	$ -	$ -
Cost of revenues	1,362,702	-	-	-

Gross profit (loss)	(516,495)	-	-	-

Expenses
Accounting and legal	1,053,996	108,992	31,240	20,488
Amortization	608,963	1,186	1,677	2,373
Consulting fees	730,965	163,148	8,732	38,151
Directors fees	97,149	-	-	-
Interest and bank charges	618,881	45,361	61,221	35,921
Interest on long term debt	164,704	-	-	-
Management fees	396,117	41,117	30,000	30,000
Office and miscellaneous	961,605	9,295	17,439	49,091
Public relations	698,578	86,204	16,844	57,918
Regulatory and transfer agent fees	152,826	10,962	4,455	5,199
Repairs and maintenance	497,118	-	-	-
Salaries and wages	1,483,601	-	19,213	17,373
Telephone	312,833	7,245	5,583	6,524
Travel and promotion	1,571,035	70,092	8,348	16,826
Stock-based compensation (note 7(b))	2,429,100	2,429,100	-	-
	11,777,471	2,972,702	204,752	279,864
Income (loss) before other items	(12,293,966)	(2,972,702)	(204,752)	(279,864)

Other items
Equity loss from investment	(102,449)	-	-	-
Foreign exchange gain (loss)	(193,483)	(16,424)	17,874	(204)
Gain on settlement or write-down of debt	237,100	112,214	-	-
Impairment of notes receivable	(1,367,945)	-	-	(77,555)
Interest income	339,772	96	68	159
Miscellaneous income	114,695	-	8,317	-
Write-down of investment	(89,626)	-	-	-
Write-down of mineral properties	(4,857,651)	(4,425,208)	-	-
Recovery (write-off) of subsidiaries	(18,968,185)	-	131,322	37,751
	(24,887,772)	(4,329,322)	157,581	(39,849)
Income (loss) from operations before income taxes and non-controlling interest	(37,181,738)	(7,302,024)	(47,171)	(319,713)
Non-controlling interest	1,067,567	-	-	-

Net income (loss) for the period	(36,114,171)	(7,302,024)	(47,171)	(319,713)

Retained earnings (deficit), beginning of year	-	(28,812,147)	(28,764,976)	(28,445,263)

Retained earnings (deficit), end of year	$ (36,114,171)	$ (36,114,171)	$ (28,812,147)	$ (28,764,976)

Earnings per share		$ (0.60)	$ 0.00	$ (0.03)

Weighted average number of shares – Basic and diluted		12,246,150	9,489,939	9,489,939

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.

(A development stage company)

Consolidated Statement of Shareholders’ Equity (Deficiency)

(in Canadian dollars)

	Number of shares	Common shares issued and fully paid	Equity portion of convertible notes	Deficit accumulated during the development stage	Total

Balance December, 1991	-	$ -	$ -	$ -	$ -

Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	(32,080)	(32,080)
Balance September 30, 1992	1,280,001	159,500	-	(32,080)	127,420

Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	(83,205)	-	-	(83,205)
Loss for the year	-	-	-	(105,902)	(105,902)
Balance September 30, 1993	2,242,001	653,495	-	(137,982)	515,513

Issuance of shares for cash
Private placement	400,000	576,000	-	-	576,000
Share issue costs	-	(60,622)	-	-	(60,622)
Loss for the year	-	-	-	(403,571)	(403,571)
Balance September 30, 1994	2,642,001	1,168,873	-	(541,553)	627,320

Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,400
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	(108,570)	-	-	(108,570)
Loss for the year	-	-	-	(343,044)	(343,044)
Balance September 30, 1995	3,299,070	2,628,713	-	(884,597)	1,744,116

Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	(365,874)	-	-	(365,874)
Loss for the year	-	-	-	(1,533,474)	(1,533,474)
Balance September 30, 1996	5,991,278	12,800,148	-	(2,418,071)	10,382,077

Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	(472,562)	-	-	(472,562)
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the period	-	-	-	(2,822,786)	(2,822,786)
Balance September 30, 1997	9,781,255	23,066,949	169,760	(5,240,857)	17,995,852

Contingent consideration on acquisition of subsidiary	-	(1,086,901)	-	-	(1,086,901)
Issued on conversion of debt	277,776	261,679	(59,219)	-	202,460
	10,059,031	22,241,727	110,541	(5,240,857)	17,111,411

Capital stock consolidation (7.5:1)	(8,717,827)	-	-	-	-
Issued on conversion of debt	221,234	519,691	(110,541)	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for the year	-	-	-	(20,236,904)	(20,236,904)
Balance September 30, 1998	2,112,438	22,872,570	(110,541)	(25,477,761)	(2,605,191)

Issued on settle of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-	-	-	(706,147)	(706,147)
Balance September 30, 1999	3,545,802	24,476,599	-	(26,183,908)	(1,707,309)

Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	(74,141)	-	-	(74,141)
Loss for the year	-	-	-	(438,663)	(438,663)
Balance, September 30, 2000	5,847,996	26,767,476	-	(26,622,571)	144,905

Issued on private placement	2,000,000	456,840	-	-	456,840
Issued for subscriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	(369,875)	-	-	(369,875)
Issued on acquisition of equity investment (note 4)	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Share issue costs	-	(45,492)	-	-	(45,492)
Loss for the year	-	-	-	(1,822,692)	(1,822,692)
Balance September 30, 2001	9,489,939	27,873,683	-	(28,445,263)	(571,580)

Loss for the period	-	-	-	(319,713)	(319,713)
Balance September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Loss for the year	-	-	-	(47,171)	(47,171)
Balance September 30, 2003	9,489,939	27,873,683	-	(28,812,147)	(938,464)

Issuance of shares for cash
Private placements	1,797,674	1,299,990	-	-	1,299,990
Issued on conversion of debt	652,000	432,000	-	-	432,000
Acquisition of Brazil Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000
Share issue costs	-	(135,690)	-	-	(135,690)
Contributed surplus	-	-	2,429,100	-	2,429,100
Loss for the year	-	-	-	(7,302,024)	(7,302,024)
Balance September 30, 2004	13,939,613	$ 35,519,983	$ 2,429,100	$ (36,114,171)	$ (165,088)

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.

(A development stage company)

Consolidated Statements of Cash Flows

(in Canadian dollars)

	For the year ended September 30
	Period from December 1991 to September 30, 2004 – unaudited	2004	2003	2002

Operating Activities
Net income (loss) for the year	$ (36,114,171)	$ (7,302,024)	$ (47,171)	$ (319,713)
Items not involving cash
Accrued interest and foreign exchange on converted debt	410,821	-	-	-
Accrued interest on notes receivable	(83,213)	-	-	-
Amortization	608,963	1,186	1,677	2,373
Equity loss from investment	102,449	-	-	-
Impairment of notes receivable	1,367,945	-	-	77,555
Non-controlling interest	(1,067,567)	-	-	-
Share issued on settlement of subsidiary debt	267,370	-	-	-
Write-down of investment	89,626	-	-	-
Write-down of mineral properties	4,857,651	4,425,208	-	-
Write-down of subsidiaries, net of cash	18,738,788	-	-	-
Write-down of debt	(112,214)	(112,214)	-	-
Stock-based compensation	2,429,100	2,429,100	-	-
Change in non-cash working capital
Accounts receivable	(187,080)	3,904	17,678	(22,877)
Inventory	(299,208)	-	-	-
Prepaid expenses and advances	-	-	3,054	(3,054)
Accounts payable and accrued liabilities	2,874,876	127,577	24,514	(26,954)
Deposit	-	-	(36,522)	36,522
Net cash provided from operating activities	(6,115,864)	(427,263)	(36,770)	(256,148)

Financing Activities
Advances from related parties	1,284,949	-	23,433	274,463
Net proceeds on issuance of convertible debentures	4,949,465	-	-	-
Shares issued for cash	18,575,405	1,164,300	-	-
Net cash provided from financing activities	24,809,819	1,164,300	23,433	274,463

Investing Activities
Notes receivable advanced	(1,284,732)	-	-	(77,555)
Purchase of subsidiaries, net of cash	(1,355,771)	-	-	-
Purchase of equipment	(12,367,763)	-	-	-
Expenditures on mineral properties	(2,429,372)	(375,208)	-	-
Due from related parties	(511,590)	(66,162)	20,186	(20,186)
Deposit	(440,340)	-	-	-
Net cash used in investing activities	(18,389,568)	(441,370)	20,186	(97,741)

Change in cash and cash equivalents	304,387	295,667	6,849	(79,426)

Cash and cash equivalents at beginning of year	-	8,720	1,871	81,297

Cash and cash equivalents at end of year	$ 304,387	$ 304,387	$ 8,720	$ 1,871

Supplemental Cash Flow Information (Note 9)

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.

Notes to Consolidated Financial Statements

September 30, 2004

(in Canadian dollars)

1.

Nature of Operations and Going Concern

The Company is incorporated under the laws of British Columbia, Canada, and its principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources.  During the year ended September 30, 1998, the Company determined that it was not feasible to continue its mineral property operations.  The Company is currently pursuing and evaluating potential business ventures in the mineral field.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete equity financing, or generate profitable operations in the future.

2.

Significant accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sacolco (Pty) Ltd. ("Sacolco"), Glowing Green Minerals Ltd. ("Glowing"), and its 60% owned subsidiary Qasim Mining Enterprises Ltd. ("QMEL"). These consolidated financial statements also include the accounts of the wholly owned subsidiaries of Sacolco, Impro Mentals (Pty) Ltd. and Sachemco (Pty) Ltd.  All significant inter-company balances and transactions have been eliminated.

During the year ended September 30, 1998, the Company determined that it was not feasible to continue the operations of Sacolco, Glowing and QMEL.  Consequently, all net assets and related costs were written-off to operations (Note 10).

b) Notes Receivable

Notes receivable are stated at the principal amount outstanding or at the Company's acquisition cost plus accrued interest.

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

c)

Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.  Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

d)

Investments

The Company accounts for its investments in affiliated companies over which it has significant influence on the equity basis for accounting, whereby the investments are initially recorded at cost, adjusted to recognize the Company's share of earnings or losses of the investee company and reduced by dividends received.  Declines in market value below costs are recognized when such declines are considered to be other that temporary.

e)

Equipment

Equipment is carried at cost less accumulated amortization.  Amortization is being provided for annually using the declining balance method at the following annual rates:

Office equipment	20%
Computer	30%

f)

Income (loss) Per Share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year.  The weighted average number of shares outstanding during the year ended September 30, 2004 was 12,246,150 (2003 - 9,489,939; 2002 - 9,489,939).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.  The assumed conversion of outstanding common share options has an anti-dilutive effect in the presented years.

g)

Foreign Currency Translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date.  Revenues and expenses are translated at the exchange rate prevailing at the transaction date.  Exchange gains and losses arising on translation are included in the consolidation statements of operation.

All of the Company's foreign subsidiaries are integrated with the Company and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date.  Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Income and expenses are translated at rates which approximate those in effect on transaction dates.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

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

During the current year, the company adopted, on a prospectus basis, the fair value of accounting for all stock based compensation.

3.

Deferred Resource Property Expenditures

On March 8, 2004, the Company entered into a Purchase Agreement ("Agreement") whereby the Company has the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims ("the mineral claims") prospective for gold in Amapa State, Brazil for 2,000,000 common shares of the Company at a deemed value of US$1.50 with 400,000 shares released immediately and 400,000 shares each six months thereafter until all 2,000,000 shares have been released.

Upon completion of a bankable feasibility study, the Company will pay a new smelter return royalty ("NSR") of 1% to a maximum of US$8,000,000.   The vendors may compel the Company to purchase the NSR for US$4,000,000 in cash or by way of the issuance of shares in its capital at a deemed price of US$4.00 per share.

In addition to the purchase price, the Company is to pay the following amounts to the former property owners:

US$30,000	by March 15, 2004	paid
US$110,000	by June 15, 2004	paid
US$100,000	by September 30,
US$200,000	by December 31,
US$390,000	by March 15, 2005
US$390,000	by June 15, 2005
US$390,000	by September 30,
US$390,000	by December 31,

In the event the Company fails to make the property payments, the vendors will have the right to repurchase the property at a price mutually agreeable by the parties.

Under the terms of the Agreement, the Company is to make a further cash payment within 90 days upon completion of a bankable feasibility study.  The cash payment will be based upon US$1 for every ounce of gold, or carats of diamonds that may be commercially mined, up to a maximum payment of US$2million provided that the bankable feasibility concludes that there is approximately 1 million ounces of gold or 1 million carats of commercial grade diamonds, or a combination of both.

On January 24, 2005 the Company announced that it is no longer interested in pursuing any exploration or development work on the Amapa property in Brazil and the Agreement was terminated.  The company recorded a write down of mineral properties of $4,425,208 during the year.

4.

Equipment

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Office equipment	$ 5,222	$ 4,819	$ 403	$ 505
Computer equipment	26,314	23,781	2,533	3,617
	$ 31,536	$ 28,600	$ 2,936	$ 4,122

5.

a) Loans from Related Parties

September 30,	2004	2003	2002

Companies with common directors
Loan payable bearing interest at prime plus 3% per annum	$ -	$ -	$ 195,434
Loan payable bearing interest at 10% per annum	231,101	214,977	17,764
President
Loan payable bearing interest at 10% per annum	36,747	320,470	278,216
Relative of the President
Loan payable bearing interest at 10% per annum	-	49,830	45,300
Loan payable bearing interest at 10% per annum	-	-	13,120
	$ 267,848	$ 585,277	$ 549,834

Amounts due to the President of the Company, to companies with common directors and to a relative of the President of the Company are unsecured, and have no fixed terms of repayment; accordingly fair value cannot be reliable determined.

b)

Related Party Transactions

During the year ended September 30, 2004, the Company entered into the following transactions with related parties:

a)

Paid or accrued management fees of $41,117 (2003 - $30,000; 2002 - $30,000) to an officer and former officer of the company.

b)

Paid or accrued consulting fees of $22,348 (2003 - $nil; 2002 - $nil) to officers of the company.

c)

Paid or accrued consulting fees of $nil (2003 - $8,732; 2002 - $38,151) to a relative of a director.

d)

Accrued interest of $43,893 (2003 - $53,207; 2002 - $35,293) on loans payable to a director and companies with common directors.

e)

Issued 652,000 (2003 - Nil; 2002 - Nil) common shares to a director as settlement of debt in the amount of $432,000 (2003 - Nil; 2002 - Nil).

f)

Paid or accrued finders fees of $90,450 to a former officer of the company.

All of the above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

c)

Due to Related Parties

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment; accordingly fair value cannot be reliable determined.

6.

Recoveries of Subsidiaries

By a Lease Agreement dated August 1, 2002, commencing August 15, 2002, the Company granted Broken Hill Minerals Limited ("BHM"), of Zambia, a lease over plant and equipment and premises located in Kabwe, Zambia for a period of 24 months for a rental of US$12,000 per month.  In addition, the Company granted BHM an option to purchase the plant on or before August 1, 2004 for consideration of US$6,500,000.  The plant, premises, and equipment were written off by the Company during the year ended September 30, 1998.

During the year ended September 30, 2002, the Company received US$24,000 (CDN$36,522) as a security deposit.  The deposit, plus interest is repayable at the end of the lease.  The Lease Agreement is in default.  All monies received, including the security deposit, have been included in income as a recovery from subsidiary assets previously written-off.

7.

Share Capital

a)

Common Shares

The authorized share capital of the Company consists of 20,000,000 common shares without par value.

The Company has issued 13,939,613 (2003: 9,489,939) common shares of which 25,000 shares are held in escrow as at September 30, 2004.

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

On August 4, 2004, the Company completed a private placement of 1,000,000 units at a price of US$0.30 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.375 per share at any time until July 28, 2005, at US$0.475 per share at any time until March 28, 2006.

b)

Stock Options

The Company is authorized to grant options to directors, employees and consultants.  Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted average exercise price

Outstanding and exercisable at October 1, 2000	533,400	US$ 1.75
Options granted	-	-
Options cancelled / expired	(23,400)	1.60
Options exercised	-	-
Outstanding and exercisable at September 30, 2001	510,000	US$ 1.75
Options granted	-	-
Options cancelled / expired	(315,000)	1.60
Options exercised	-	-
Outstanding and exercisable at September 30, 2002	195,000	US$ 1.75
Options granted	-	-
Options cancelled / expired	(195,000)	1.60
Options exercised	-	-
Outstanding and exercisable at September 30, 2003	-	-
Options granted	2,925,000	1.75
Options cancelled / expired	-	-
Options exercised	-	-
Outstanding and exercisable at September 30, 2004	2,925,000	US$ 1.75

As at September 30, 2004, the Company had 2,925,00 stock options of which 2,525,000 were granted on December 23, 2003 that expire on December 23, 2008 and 400,000 were granted on March 12, 2004, expire on March 12, 2008 both at an exercise price of US$1.75.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	March 12, 2004	December 23, 2003

Strike price	$1.75	$1.75
Spot price	$1.45	$0.81
Dividend rate	0	0
Risk-free interest	2.92%	3.91%
Expected volatility	172%	172%
Expected life	4 years	5 years
Number of options	400,000	2,525,000
Fair value	$1.32	$0.75

Based on the above fair values for each grant compensation expense of $2,429,100 has been recorded in the statement of operations, and credited to contributed surplus.

c)

Warrants

At September 30, 2004, the Company had 2,100,000 common share purchase warrants outstanding.

8.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

September 30,	2004	2003	2002

Loss before income taxes	$ (7,302,024)	$ (47,171)	$ (319,713)
Income tax recovery at statutory rates	2,747,021	17,746	142,656
Non-deductible items for tax purposes	(914,274)	647	(35,664)
Unrecognized benefit of mineral property pools	(1,664,763)	-	-
Unrecognized benefit of non-capital loss carryforwards	(167,984)	(18,393)	(106,992)
	$ -	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

September 30,	2004	2003	2002

Future income tax assets
Property, plant and equipment	$ 10,655	$ 8,054	$ 11,360
Mineral properties	2,191,500	526,738	624,748
Net capital losses available	4,107,381	4,082,680	4,917,508
Non-capital losses available for future periods	918,391	1,127,082	1,550,261
	7,227,927	5,744,554	7,401,798
Valuation allowance	(7,227,927)	(5,744,554)	(7,401,798)
	$ -	$ -	$ -

The Company has incurred non-capital losses of approximately $2,441,230 which may be applied to reduce taxable income in future years. These non-capital losses will expire through 2011.

In addition, the Company has net capital losses of approximately $10,918,080 which may be applied against taxable capital gains in the future.  These net capital losses can be carried forward indefinitely.

Also, the Company has available certain exploration and development expenditures to reduce taxable income of future years.

Future tax benefits which arise as a result of these losses have not been recognized in these financial statements as they are not considered likely to be realized.

9.

Supplemental Cash Flow

September 30,	2004	2003	2002

Financing activities
Share capital issued for:
Debts	$ 432,000	$ -	$ -
Investment	4,050,000	-	-
Investing activity
Investment in mineral property	$ (4,050,000)	$ -	$ -

10.

Segmented Information

The Company's only reportable segment during the years ended September 30, 2003, and 2002 were its activities in Canada.  During the year ended September 30, 2004, the Company had one operational activity performed in the countries of Canada and Brazil; thus, the geographical segments are presented:

	Canada	Brazil	Total

Revenue	$ -	$ -	$ -
Administration expenses	(2,972,702)	-	(2,972,702)
Other items	95,886	-	95,886
Write down of mineral properties	-	(4,425,208)	(4,425,208)
Loss for the period	(2,876,816)	(4,425,208)	(7,302,024)
Identifiable assets	$ 309,598	$ -	$ 309,598

11.

Contingencies

Potential legal claims may exist between the Company and certain previous holders of the Company's convertible debentures related to certain obligations under the conversion terms of the convertible debentures. In the opinion of management, these claims are without merit and consequently no provision has been made for these claims in these consolidated financial statements.

12.

Differences between Canadian and United States Generally Accepted accounting Principles (“GAAP”) (in Canadian dollars)

These financial statements are prepared in accordance with GAAP in Canada, which differs in some respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

	For the year ended September 30
	Period from December 1991 to September 30, 2004	2004	2003	2002

Loss for the year under Canadian GAAP	$ (36,114,171)	$ (7,302,024)	$ (47,171)	$ (319,713)
Compensation expense on granting of stock options	(3,388,662)	-	-	-
Compensation on release of escrow shares	(3,435,000)	-	-	-
Unites States GAAP	$ (42,937,833)	$ (7,302,024)	$ (47,171)	$ (319,713)
Gain (loss) per share – US GAAP		$ (0.59)	$ (0.57)	$ (0.01)

	2004	2003

Total assets under United States GAAP	$ 309,598	$ 19,021

Total liabilities under United States GAAP	$ 474,686	$ 957,485

Capital stock as reported	$ 33,519,983	$ 27,873,683
Cumulative compensation expense on granting of stock options	3,388,662	3,388,662
Cumulative compensation expense on release of escrow shares	3,435,000	3,435,000
Contributed surplus as reported	2,429,100	-
Capital stock under United States GAAP	$ 42,772,745	$ 34,697,345

Deficit as reported	$ (36,114,171)	$ (28,812,147)
Cumulative compensation expense on granting of stock options	(3,388,662)	(3,388,662)
Cumulative compensation expense on release of escrow shares	(3,435,000)	(3,435,000)
Deficit under Untied States GAAP	$ (42,937,833)	$ (35,635,809)

Shareholders’ deficiency under United States GAAP	(165,088)	(938,464)

Shareholders’ deficiency and liabilities under United States GAAP	$ 309,598	$ 19,021

a)

Mineral Property Exploration and Development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.  There is no effect on the Company’s financial statements.

b)

Stock Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation" ("SFAS 113") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  Effective October 1, 2003  the Company has chosen to account for stock-based compensation using the fair value method.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

c)

Loss Per Share

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended September 30, 2004, 2003 and 2002 were 12,246,150; 9,469,939, and 9,464,939, respectively.

d)

Income Taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward.  This asset would have been reduced to $nil by a valuation allowance.

e)

Comprehensive Income

In June 1997, the FASB issued SFAS No. 130 "Reporting comprehensive income", SFAS 130 requires that total comprehensive income and comprehensive income per share be disclosed with equal prominence as net income and net income per share.   Comprehensive income is defined as changes in shareholders' equity exclusive of transactions with owners such as capital contributions and dividends.  There are no comprehensive income items for the periods reported.

f)

New Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for certain Financial Instruments with Characteristics of both liabilities and Equity" ("SFAS No. 150").  SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatory redeemable as well as certain other financial instruments be classified as liabilities in the financial statements.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets".  SFAS 153 amends APB Opinion No. 29, to eliminate certain exceptions when there is non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  This amendment is effective for periods beginning after June 15, 2005.

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "Special Purpose Entities").  The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

In November 2002, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21").  The consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

“Casey Forward”

_______________________________

Casey Forward

President and Chief Financial Officer

October 17, 2005