Form 20-F/A
period 2004-09-30
GLOBETECH VENTURES CORP
filed 2005-11-29
CIK 947994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

AMENDMENT NO. 2

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

ITEM 17

 ITEM 18 __X

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

PART I

ITEM 5

Operating and Financial Review and Prospects

Results of Operations

PART II

ITEM 15

Controls and Procedures

ITEM 18

Financial Statements

ITEM 19

Exhibits

Notes to this amendment #2

Globetech Ventures Corp. is filing this Amendment No. 2 on Form 20-F/A to their Annual Report on Form 20-F for the fiscal year ended September 30, 2004, which was originally filed with the Securities and Exchange Commission on April 21, 2005 and amended on October 28, 2005. The amendment #2 has incorporated the following items:

•

Notes to this Amendment #2. In the previous amendment (#1) no notes were included to show the revisions made to the original Form 20-F.

•

Item 19 showing a listing of the exhibits included in Amendment #1.

•

An amended audit report to indicate the extent of the audit by MacKay was inclusive of the years ended September 30, 2002 to 2004 for the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows.

•

Amend the heading in the financial statement in the statement of Consolidated Statement of Shareholders' Equity (Deficiency) to read “Deficit accumulated during the exploration stage – unaudited”

•

Amend the financial statements to refer to an “exploration stage company” and not a “development stage company”

The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.”

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

ITEM 19

Exhibits

Memorandum and Articles of Association

Option agreement on the Gladys Lake Property

Globetech Ventures Corp.

(An exploration stage company)

Consolidated Financial Statements

September 30, 2004

in Canadian dollars

Auditors' Report

To the Shareholders of

Globetech Ventures Corp.

We have audited the consolidated balance sheets of Globetech Ventures Corp. as at September 30, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for each of the years in the three year period ended September 30, 2004. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2004 in accordance with Canadian generally accepted accounting principles.

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

Vancouver, Canada

“MacKay LLP”

February 3, 2005

Chartered Accountants

Globetech Ventures Corp.

(An exploration stage company)

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

(An exploration stage company)

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

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.

(An exploration stage company)

Consolidated Statement of Shareholders’ Equity (Deficiency)

(in Canadian dollars)

	Number of shares	Common shares issued and fully paid	Equity portion of convertible notes	Deficit accumulated during the exploration stage – unaudited	Total

Balance December, 1991	-	$ -	$ -	$ -	$ -

Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	(32,080)	(32,080)
Balance September 30, 1992	1,280,001	159,500	-	(32,080)	127,420

Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	(83,205)	-	-	(83,205)
Loss for the year	-	-	-	(105,902)	(105,902)
Balance September 30, 1993	2,242,001	653,495	-	(137,982)	515,513

Issuance of shares for cash
Private placement	400,000	576,000	-	-	576,000
Share issue costs	-	(60,622)	-	-	(60,622)
Loss for the year	-	-	-	(403,571)	(403,571)
Balance September 30, 1994	2,642,001	1,168,873	-	(541,553)	627,320

Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,400
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	(108,570)	-	-	(108,570)
Loss for the year	-	-	-	(343,044)	(343,044)
Balance September 30, 1995	3,299,070	2,628,713	-	(884,597)	1,744,116

Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	(365,874)	-	-	(365,874)
Loss for the year	-	-	-	(1,533,474)	(1,533,474)
Balance September 30, 1996	5,991,278	12,800,148	-	(2,418,071)	10,382,077

Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	(472,562)	-	-	(472,562)
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the period	-	-	-	(2,822,786)	(2,822,786)
Balance September 30, 1997	9,781,255	23,066,949	169,760	(5,240,857)	17,995,852

Contingent consideration on acquisition of subsidiary	-	(1,086,901)	-	-	(1,086,901)
Issued on conversion of debt	277,776	261,679	(59,219)	-	202,460
	10,059,031	22,241,727	110,541	(5,240,857)	17,111,411

Capital stock consolidation (7.5:1)	(8,717,827)	-	-	-	-
Issued on conversion of debt	221,234	519,691	(110,541)	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for the year	-	-	-	(20,236,904)	(20,236,904)
Balance September 30, 1998	2,112,438	22,872,570	(110,541)	(25,477,761)	(2,605,191)

Issued on settle of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-	-	-	(706,147)	(706,147)
Balance September 30, 1999	3,545,802	24,476,599	-	(26,183,908)	(1,707,309)

Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	(74,141)	-	-	(74,141)
Loss for the year	-	-	-	(438,663)	(438,663)
Balance, September 30, 2000	5,847,996	26,767,476	-	(26,622,571)	144,905

Issued on private placement	2,000,000	456,840	-	-	456,840
Issued for subscriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	(369,875)	-	-	(369,875)
Issued on acquisition of equity investment (note 4)	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Share issue costs	-	(45,492)	-	-	(45,492)
Loss for the year	-	-	-	(1,822,692)	(1,822,692)
Balance September 30, 2001	9,489,939	27,873,683	-	(28,445,263)	(571,580)

Loss for the period	-	-	-	(319,713)	(319,713)
Balance September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Loss for the year	-	-	-	(47,171)	(47,171)
Balance September 30, 2003	9,489,939	27,873,683	-	(28,812,147)	(938,464)

Issuance of shares for cash
Private placements	1,797,674	1,299,990	-	-	1,299,990
Issued on conversion of debt	652,000	432,000	-	-	432,000
Acquisition of Brazil Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000
Share issue costs	-	(135,690)	-	-	(135,690)
Contributed surplus	-	-	2,429,100	-	2,429,100
Loss for the year	-	-	-	(7,302,024)	(7,302,024)
Balance September 30, 2004	13,939,613	$ 35,519,983	$ 2,429,100	$ (36,114,171)	$ (165,088)

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.

(An exploration stage company)

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

November 21, 2005