Form 20-F
period 2005-09-30
GLOBETECH VENTURES CORP
filed 2006-04-03
CIK 947994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2005

OR

[   ]

TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-26414

GLOBETECH VENTURES CORP.

(Exact Name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1400 – 400 Burrard Street, British Columbia V6C 3G2

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

14,471,939 Common Shares as at September 30, 2005

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

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

The selected consolidated financial data for each of the years in the most recent five-year periods ended September 30, 2005 have been derived from our consolidated financial statements and the related notes.  The consolidated financial statements for the year ended September 30, 2005 can be found included in this Annual Report beginning on page F-1.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP.  Refer to Note 12 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Summary Financial Data

	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002	Year ended September 30, 2001
Canadian GAAP:
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income/(Loss)	(778,853)	(7,302,024)	(47,171)	(319,713)	(1,822,692)
Per Share	(0.05)	(0.60)	(0.00)	(0.03)	(0.27)
Weighted Average Shares	14,340,414	12,246,150	9,489,939	9,489,939	6,866,266
Dividends	Nil	Nil	Nil	Nil	Nil
Total Assets	133,628	309,598	19,021	54,767	90,449
Shareholder Equity (Deficiency)	(269,079)	(165,088)	(938,464)	(891,293)	(571,580)

U.S. GAAP:
Net Income/(Loss)	(829,260)	(7,302,024)	(47,171)	(319,713)	(1,822,692)
Per Share	(0.06)	(0.60)	(0.00)	(0.03)	(0.27)
Weighted Ave. Shares	14,340,414	12,246,150	9,489,939	9,489,939	6,866,266
Total Assets	83,321	309,598	19,021	54,767	90,449
Shareholder Equity (Deficiency)	(319,486)	(165,088)	(938,464)	(891,293)	(571,580)

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

	Average	High	Low	Close
February 2006	.8702	.8788	.8610	.8718
January 2006	.8631	.8746	.8475	.8713
December 2005	.8608	.8748	.8507	.8580
November 2005	.8463	.8658	.8345	.8556
October 2005	.8499	.8629	.8382	.8501
September 2005	.8437	.8601	.8368	.8542
Fiscal Year Ended 09/30/2005	.8181	.8601	.7836	.8542
Fiscal Year Ended 09/30/2004	.7551	.7886	.7138	.7876
Fiscal Year Ended 09/30/2003	.6858	.7404	.6329	.7404
Fiscal Year Ended 09/30/2002	.6356	.6619	.6200	.6304
Fiscal Year Ended 09/30/2001	.6514	.6688	.6324	.6333

On March 25, 2006, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Exchange Rate”) was US $0.8569 = $1.00 Canadian.

Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

Globetech’s principle business activities include the acquiring and developing of mineral properties and if warranted the processing of related mineral resources.  The Company is currently pursuing and evaluating potential mineral properties and other business ventures. The Company does not have any positive cash flow from operations. The Company  relies on private placements, exercise of stock options and warrants to raise funds from equity.

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

Price Fluctuations: Share Price Volatility

In recent years, securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the share price of the Company’s common shares fluctuated from a high of US $0.45 to a low of US $0.13 within the twelve (12) months ended September 30, 2005.  There can be no assurance that continual fluctuations in price will not occur.

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

The Company’s head office and principle place of business is located at Suite 1400 – 400 Burrard Street, Vancouver, British Columbia V6C 3G2.

Globetech’s principal business activities are the exploration and development of mineral properties with the intent of developing a mine and the production and processing of  mineral resources.  The Company is currently pursuing and evaluating mineral properties and potential business ventures. The Company does not have any mineral properties containing a known ore deposit.

British Columbia, Canada

On February 28, 2005, Globetech announced that it entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. On April 12, 2005, the Company issued 50,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010.  On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.  The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.  An initial down payment of $10,000 was made.

Date	Amount	Paid	Shares	Issued
March 21, 2006	$ 15,000	Yes	50,000	Yes
March 21, 2007	20,000		50,000
March 21, 2008	25,000		100,000
March 21, 2009	25,000		150,000

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

It was determined by the Company that in spite of an interesting potential, this property was difficult for the Company to handle. The property is located in Brazil where the Company has limited experience. The property is an early stage exploration property where geological targets may yield no results. The Company was concerned that a great of money may have to be spent with limited results. The Company experienced difficulties in obtaining proper information. The Company decided from a risk management point of view to discontinue exploration of the Amapa property, during the year ended September 30, 2004 and recorded a write-down of mineral properties of $4,425,208 at that time.

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

Results of Operations

Year Ended September 30, 2005

For the year ended September 30, 2005, the Company had a net loss of $778,853 compared to a net loss of $7,302,024 for the previous year The main differences were stock-based compensation of $579,654 expensed in the current year compared to $2,429,100 in the previous year and the write-down of mineral properties of $4,425,208 in the previous year as compared to nil in the current year. Stock-based compensation is a non-cash expense computed as a result of stock options being granted, and a fair value derived from the trading price of the company’s stock market price. The current stock-based compensation was calculated on a volatility of 199%, an expected life of 3 years and an interest risk-free rate of 2.18% as compared to the previous year where the volatility was calculated at 172%, the expected life was 4 years and a risk-free rate of 2.92%.  The fair value of the stock options was $0.34 per share as compared to $1.32 per share in the previous year.

On January 24, 2005 the Company announced that it was no longer pursing any exploration or development work on the Amapa property. It was decided that the environment was too difficult to work within and that results found could be of a very preliminary nature with a potential for a high cost of exploration. This write-down of $4,425,208 was taken in the previous year.

There was a general decrease in the administrative expenses for the current year notably for accounting and legal, consulting fees, public relations, and travel and promotion. In the previous year there was an active program to find a suitable mineral property and preparations being made in anticipation of the exploration of the Amapa property. When the Company decided not to pursue this property there was a void in activity. The Company has taken on the Gladys Lake property and recently completed a geological report. The Company intends to complete a proposed Phase 1 work program of $50,000 and if warranted the Phase 2 program of $125,000.

As a result of the settlement of a lawsuit with one of the Company’s previous lawyers, a refund of some $18,000 was receivable at September 30, 2005 and the reduction in legal expense of some $24,000.

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

Liquidity and Capital Resources

At September 30, 2005, the Company had $51,085 in cash with a working capital deficiency of $321,582.  The Company issued 80,000 of treasury stock for the settlement of debts of $40,637 and 100,000 shares for debts of $36,067 during the year ended September 30, 2005. Pursuant to the acquisition of the Gladys Lake option, the Company issued 50,000 shares.

The Company needs to raise additional cash for working capital or other expenses to properly continue operations. We may encounter lower than anticipated opportunities to raise equity funding, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favorable terms, or at all. We have several share purchase warrants outstanding and we will endeavor to have some of these exercised. No assurance can be given that the Company will be able to raise sufficient funds.  In addition, the Company will be required to raise additional funds for working capital.

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

Legal Proceedings

The Company has settled with the legal firm of Bartel Eng. A refund of some $18,000 was received subsequent to the year ended September 30, 2005.

In addition to this lawsuit, in regards to the Amapa property in Brazil that the Company was previously involved in, the Company is trying to cancel two million shares issued pursuant to the Amapa agreement. The Company believes that these shares should be cancelled, and is prepared to take whatever action is necessary.

Tabular Disclosure of Contractual Obligations

The following table details loans payable as at September 30, 2005:

Loan payable to Bushman Resources Inc., due on demand, interest at 10% per annum,	$ 254,211

ITEM 6

Directors, Senior Management, and Employees

The directors, and senior management of the Company are as follows:

Name	Position	Year in Which Elected or Appointed

Casey Forward	President, CEO & Director	2003
Dr. K. Sachdeva	Director	2004
Dr. Arnold Abramson	Director	2006
Ian Bartholomew	Director	2006
Ping Shen	Chief Financial Officer	2006

Casey Forward, President, CEO, Director

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

Dr. Arnold Abramson

Dr. Abramson is a practicing dentist in Vancouver B.C. and has served on various mining companies and committees.

Ian Bartholomew, Director

Ian Bartholomew is a Chartered Accountant in Vancouver B.C.

Ping Shen, Chief Financial Officer

Ping Shen is a Certified General Accountant in Vancouver B.C.

Cash Compensation:

Total compensation accrued and/or paid (directly and/or indirectly) to all directors/senior management during the fiscal year ended September 30, 2005 was $46,000.

The Company has no formal management agreements with any director or member of senior management.

Director Compensation:

The Company has no formal plan for compensating its Directors for their service in their capacity as such, or for services rendered to the Company as consultants or experts.

Stock Options:

During the financial ended September 30, 2005 the following stock options were granted to senior management and directors:

Name	Securities Under Options Granted	% of Total Options Granted	Exercise or Base Price of Security	Market Value of Securities Underlying Options on the Date of Grant	Expiry Date
Casey Forward	600,000	28.6%	US $0.30	US $0.29	February 3, 2008
Dr. Sachdeva	600,000	28.6%	US $0.30	US $0.29	February 3, 2008
Ian Bartholomew	200,000	9.5%	US $0.30	US $0.29	February 3, 2008

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

Employees

As of September 30, 2005, the end of the most resent fiscal year, the Company had no employees.

ITEM 7

Major Shareholders and Related Party Transactions

The Company’s securities are recorded on the books of its transfer agent in registered form.  The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients.  The Company does not have knowledge of the beneficial owners thereof.  To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.  The following table lists as of  January 25, 2006 each person who, to the knowledge of the Company, owns more than 5% of the Company’s voting securities and the total amount of the Company’s voting securities owned by the Company’s officers and directors.

Title of Class	Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Total
Common Shares	YOUNG.JT/TEN, JOAO LUIS PULGATTI & JOHN	2,000,000	14%
	Officers and directors	50,000	0%

Related Party Transactions

(a) Loans from Related Parties

	2005	2004	2003
Companies with common directors
Loan payable bearing interest at 10% per annum*	$ -	$ 231,101	$ 214,977
Previous President	.
Previously a loan payable bearing interest at 10% per annum	-	36,747	320,470
Relative of the previous President
Loan payable bearing interest at 10% per annum	-	-	49,830
	$ -	$ 267,848	$ 585,277

Loans from related parties are unsecured, and have no fixed terms of repayment; accordingly fair value cannot be reliably determined.

* This amount is no longer due to a related company, having no common directors and has been reclassified as a loan payable. (note 7)

(b) Related Party Transactions

The Company has entered into the following transactions with related parties:	2005	2004	2003
Consulting fees to officers of the Company	$ 46,000	$ 22,348	$ -
Consulting fees to relatives of a director	-	-	8,732
Accrued interest on loans payable to a director and companies with common directors.	-	43,893	53,207
Issued common shares to a director as settlement of debt	-	432,000	-
Paid or accrued finders fees to a former officer of the company	-	90,450	-
	$ 46,000	$ 588,691	$ 61,939

All of the above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

As of July 19, 2004, there are no related companies having common directors. As of July 19, 2004 the past president is no longer considered a related party.  On October 5, 2004, the debt of $36,747 was paid down by an amount of $32,000, and the balance is included in accounts payable.

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

Period Ended

High

Low                         Closing

Monthly

February, 2006

0.25

0.20

0.22

January, 2006

0.25

0.16

0.22

December, 2005

0.22

0.15

0.16

November, 2005

0.29

0.14

0.16

October, 2005

0.21

0.14

0.14

September, 2005

0.21

0.15

0.17

Quarterly

December 31, 2005

0.29

0.14

0.16

September 30, 2005

0.25

0.13

0.17

June 30, 2005

0.35

0.13

0.20

March 31, 2005

0.45

0.28

0.29

December 31, 2004

0.75

0.20

0.31

September 30, 2004

0.83

0.28

0.46

June 30, 2004

1.73

0.51

0.52

March 31, 2004

2.50

1.16

1.28

Annually

September 30, 2005

0.67

0.13

0.17

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

ITEM 10

Additional Information

Share Capital

Our authorized share capital as at December 31, 2005 was unlimited common shares without par value. Our issued and outstanding share capital at December 31, 2005 was 14,471,939.

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

Audit Committee Members:

1.

Casey Forward

2.

Dr. Arnold Abramson – independent director with financial experience

3.

Ian Bartholomew – independent director with financial experience

Our board of directors has established a compensation committee to review remuneration paid to senior officers of the Company.

Compensation Committee Members:

1.

Casey Forward

2.

Dr. Arnold Abramson

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

Dr. Arnold Abramson

3.

Ian Bartholomew

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

ITEM 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15

Controls and Procedures

Globetech has performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as at September 30, 2005. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer. The disclosure controls and procedures also ensures that the Form 20-F that it files is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of the chief executive officer and the chief financial officer.

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

The Company’s management, with the participation of the chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) as of the end of the period covered by this Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these disclosure controls and procedures are effective at the reasonable assurance level. As the Company is a small company without employees, the preparation of this report, and all financial reports are prepared by the chief executive officer and chief financial officer. The Company does employ consultants for some needs, all of whom report directly to the chief executive officer and chief financial officer

There have not been changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.A

Audit Committee Financial Expert

The Board of Directors has determined that Ian Bartholomew, member of the audit committee, qualifies as Audit Committee Financial Expert in accordance with the terms of Item 16.A of Form 20-F.  For further information please refer to ITEM 6. – Directors, Senior Management, and Employees.

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

ITEM 16.C

Principal Accountant Fees and Services

MacKay LLP was appointed the Company’s auditor effective March 27, 2003; Fernandez Young & Associates was the Company’s auditor previous to this date.  Audit fees paid or accrued are as follows:

Audit fees (MacKay LLP) 2005	$10,160
Other fees in 2005	Nil
Audit fees (MacKay LLP) 2004	10,160
Audit fees (MacKay LLP) 2003	7,500
Audit fees (Fernandez Young & Associates) 2002	7,968

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

By: /s/ Casey Forward

_______________________________

Casey Forward

President and Chief Executive Officer

March 26, 2006