Form 20-F
period 2006-09-30
GLOBETECH VENTURES CORP
filed 2007-04-19
CIK 947994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2006

OR

[   ]

TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-26414

GLOBETECH VENTURES CORP.

(Exact Name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 901 – 938 Howe Street, British Columbia V6Z 1N9

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

15,640,751 Common Shares as at September 30, 2006

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

   X

 No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).

  |  | Large Accelerated Filer  |  | Accelerated Filer  |X| Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.

  |  | Item 17    |X| Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

  |  | Yes       |X|  No

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

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

The selected consolidated financial data for each of the years in the most recent five-year periods ended September 30, 2006 have been derived from our consolidated financial statements and the related notes.  The consolidated financial statements for the year ended September 30, 2006 can be found included in this Annual Report beginning on page F-1.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP.  Refer to Note 11 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Summary Financial Data

	Year ended September 30, 2006	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
Canadian GAAP:
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income/(Loss)	(507,426)	(778,853)	(7,302,024)	(47,171)	(319,713)
Per Share	(0.03)	(0.05)	(0.60)	(0.00)	(0.03)
Weighted Average Shares	15,036,926	14,340,414	12,246,150	9,489,939	9,489,939
Dividends	Nil	Nil	Nil	Nil	Nil
Total Assets	83,482	133,628	309,598	19,021	54,767
Shareholder Equity (Deficiency)	(566,735)	(269,079)	(165,088)	(938,464)	(891,293)

U.S. GAAP:
Net Income/(Loss)	(534,750)	(829,260)	(7,302,024)	(47,171)	(319,713)
Per Share	(0.04)	(0.06)	(0.60)	(0.00)	(0.03)
Weighted Ave. Shares	15,036,926	14,340,414	12,246,150	9,489,939	9,489,939
Total Assets	5,751	83,221	309,598	19,021	54,767
Shareholder Equity (Deficiency)	(644,466)	(319,486)	(165,088)	(938,464)	(891,293)

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

	Average	High	Low	Close
February 2007	.8528	.8645	.8420	.8614
January 2007	.8518	.8601	.8437	.8459
December 2007	.8680	.8795	.8568	.8581
November 2007	.8810	.8928	.8699	.8819
October 2007	.8873	.8969	.8760	.8923
September 2007	.8969	.9064	.8851	.8979
Fiscal Year Ended 09/30/2006	.8754	.9148	.8345	.8979
Fiscal Year Ended 09/30/2005	.8181	.8601	.7836	.8542
Fiscal Year Ended 09/30/2004	.7551	.7886	.7138	.7876
Fiscal Year Ended 09/30/2003	.6858	.7404	.6329	.7404
Fiscal Year Ended 09/30/2002	.6356	.6619	.6200	.6304

On April 12, 2007, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Exchange Rate”) was US $0.87292 = $1.00 Canadian.

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

Price Fluctuations: Share Price Volatility

In recent years, securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the share price of the Company’s common shares fluctuated from a high of US $0.89 to a low of US $0.14 within the twelve (12) months ended September 30, 2006.  There can be no assurance that continual fluctuations in price will not occur.

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

The Company’s head office and principle place of business is located at Suite 901 – 938 Howe Street, Vancouver, British Columbia V6Z 1N9.

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

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. On April 12, 2005, the Company issued 50,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010.  On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.  The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.  An initial down payment of $10,000 was made and the $15,000 payment for the March 21, 2006 payment. The Company has not made the March 21, 2007 payment yet, but has intentions to do so..

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

Surface rock sampling from outcrop and trenching gave range from 0.02% to 0.05% MoS2.  Core sampling in 1978 gave the following values:

Hole 1	220’ to 401’	179’	0.110% MoS2
Hole 2	200’ to 586’	386’	0.089% MoS2
Hole 3	72’ to 175’	103’	0.051% MoS2
	332’ to 490’	168’	0.022% MoS2
Hole 4	not sampled
Hole 5	520’ to 556’	36’	0.087% MoS2

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

ITEM 5.

Operating and Financial Review and Prospects

The Company has prepared Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles, which differ in certain respects from U.S. GAAP.  You can read about some of the principal differences in Note 11 to the Consolidated Financial Statements, where you will find a reconciliation of our Consolidated Financial Statements and U.S. GAAP.

Results of Operations

Year Ended September 30, 2006

For the year ended September 30, 2006, the Company had a net loss of $507,426 compared to a net loss of $778,853 for the previous year The main differences were stock-based compensation of $579,654 expensed in the previous year compared to $nil in the current year and consulting fees of $261,499 in the current year compared to $39,000 in the previous year. As there were no options granted in 2006, there was no stock-based compensation expense. The Company looked at a number of projects in 2006 resulting in increased consulting expense.

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

Liquidity and Capital Resources

At September 30, 2006, the Company had a working capital deficiency of $645,966. The Company issued 861,000 shares at $0.23 to retire debt of $199,270. The Company will need to do a financing to enable the Company to move ahead.

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

Legal Proceedings

The Company has settled with the legal firm of Bartel Eng. A refund of some $18,000 was received during the year ended September 30, 2006.

In addition to this lawsuit, in regards to the Amapa property in Brazil that the Company was previously involved in, the Company is trying to cancel two million shares issued pursuant to the Amapa agreement. The Company believes that these shares should be cancelled, and is prepared to take whatever action is necessary.

Tabular Disclosure of Contractual Obligations

The following table details loans payable as at September 30, 2006:

Loan payable to Andrew Harman, due on demand, interest at 10% per annum,	$ 343,098

ITEM 6.

Directors, Senior Management, and Employees

The directors, and senior management of the Company are as follows:

Name	Position	Year in Which Elected or Appointed

Casey Forward	President, CEO & Director	2003
Dr. K. Sachdeva	Director	2004
Dr. Arnold Abramson	Director	2006
Ian Bartholomew	Director	2006
Ping Shen	Chief Financial Officer	2006

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

Ian Bartholomew, Director

Ian Bartholomew is a Chartered Accountant in Vancouver B.C.

Ping Shen, Chief Financial Officer

Ping Shen is a Certified General Accountant in Vancouver B.C.

Cash Compensation:

Total compensation accrued and/or paid (directly and/or indirectly) to all directors/senior management during the fiscal year ended September 30, 2006 was $60,000.

The Company has no formal management agreements with any director or member of senior management.

Director Compensation:

The Company has no formal plan for compensating its Directors for their service in their capacity as such, or for services rendered to the Company as consultants or experts.

Stock Options:

During the financial ended September 30, 2006 there were no stock options granted to senior management and directors:

Name	Securities Under Options Granted	% of Total Options Granted	Exercise or Base Price of Security	Market Value of Securities Underlying Options on the Date of Grant	Expiry Date
Casey Forward	600,000	28.6%	US $0.30	US $0.29	February 3, 2008
Dr. Sachdeva	600,000	28.6%	US $0.30	US $0.29	February 3
Ian Bartholomew	200,000	9.5%	US $0.30	US $0.29	February 3

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

Employees

As of September 30, 2006, the end of the most resent fiscal year, the Company had no employees.

ITEM 7.

Major Shareholders and Related Party Transactions

The Company’s securities are recorded on the books of its transfer agent in registered form.  The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients.  The Company does not have knowledge of the beneficial owners thereof.  To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.  The following table lists as of  April 14, 2007 each person who, to the knowledge of the Company, owns more than 5% of the Company’s voting securities and the total amount of the Company’s voting securities owned by the Company’s officers and directors.

Title of Class	Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Total
Common Shares	YOUNG.JT/TEN, JOAO LUIS PULGATTI & JOHN	2,000,000	12.8%
	Officers and directors	50,000	0%

Related Party Transactions

(a) Loans from Related Parties

	2006	2005	2004
Companies with common directors
Loan payable bearing interest at 10% per annum*	$ -	$ 231,101	$ 214,977

Previous President
Previously a loan payable bearing interest at 10% per annum	-	36,747	320,470

Relative of the previous President
Loan payable bearing interest at 10% per annum	-	-	49,830
	$ -	$ -	$ 267,484

Loans from related parties are unsecured, and have no fixed terms of repayment; accordingly fair value cannot be reliably determined.

* This amount is no longer due to a related company, having no common directors and has been reclassified as a loan payable.

(b) Related Party Transactions

The Company has entered into the following transactions with related parties:

	2006	2005	2004

Consulting fees to officers of the Company	$ 24,000	$ -	$ 22,348
Management fees	60,000	46,000	-
Accrued interest on loans payable to a director and companies with common directors.	-	-	43,893
Issued common shares to a director as settlement of debt	-	-	432,000
Paid or accrued finders fees to a former officer of the company	-	-	90,450
	$ 84,000	$ 46,000	$ 588,691

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

ITEM 8.

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

ITEM 9.

The Offer and Listing

The following table lists the volume of trading, high, low, and closing sales prices for the Company’s common shares for the last six months, the last eight fiscal quarters, and the last four fiscal years.

	US Dollars
Period Ended	High	Low	Closing

Monthly
March, 2007	0.25	0.22	0.26
February, 2007	0.27	0.20	0.26
January, 2007	0.30	0.20	0.26
December, 2006	0.25	0.19	0.25
November, 2006	0.30	0.21	0.25
October, 2006	0.32	0.19	0.30

Quarterly
December 31, 2006	0.32	0.19	0.25
September 30, 2006	0.48	0.19	0.21
June 30, 2006	0.89	0.24	0.27
March 31, 2006	0.62	0.16	0.59
December 31, 2005	0.29	0.14	0.16
September 30, 2005	0.25	0.13	0.17
June 30, 2005	0.35	0.13	0.20
March 31, 2005	0.45	0.28	0.29

Annually
September 30, 2006	0.89	0.19	0.21
September 30, 2005	0.67	0.13	0.17
September 30, 2004	2.50	0.20	0.46
September 30, 2003	1.65	0.05	0.28
September 30, 2002	0.26	0.02	0.12

The principal trading market is the OTC Bulletin Board where the common shares of the Company are quoted under the stock symbol GTVCF.OB.  Effective February 19, 2004, the Company’s common shares were approved for trading over the counter on the Frankfurt and Berlin Stock Exchanges under the stock symbols GTVCF.F and GTVCF.BE respectively.

ITEM 10.

Additional Information

Share Capital

Our authorized share capital as at December 31, 2006 was unlimited common shares without par value. Our issued and outstanding share capital at December 31, 2006 was 15,640,751.

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

Memorandum and Articles of Association

We are registered in British Columbia, Canada, certificate of incorporation No. 188691. We do not have any stated "objects" or "purposes" as the Company Act of the Province of British Columbia does not require it. Our memorandum (“Memorandum”) has authorized unlimited common shares without par value.

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

We do not believe it was a passive foreign investment company during the fiscal period ended September 30, 2006 or any other year.

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

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

ITEM 11.

Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12.

Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.

Defaults, Dividends Arrearages and Delinquencies

Not applicable.

ITEM 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.

Controls and Procedures

Globetech has performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as at September 30, 2006. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer. The disclosure controls and procedures also ensures that the Form 20-F that it files is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of the chief executive officer and the chief financial officer.

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

ITEM 16.C

Principal Accountant Fees and Services

MacKay LLP was appointed the Company’s auditor effective March 27, 2003; Fernandez Young & Associates was the Company’s auditor previous to this date.  Audit fees paid or accrued are as follows:

Audit fees (MacKay LLP) 2006	$12,000
Other fees in 2006	Nil
Audit fees (MacKay LLP) 2005	10,160
Other fees in 2005	Nil
Audit fees (MacKay LLP) 2004	10,000

ITEM 16.D

Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.

Financial Statements

Not applicable.

ITEM 18.

Financial Statements

See our consolidated financial statements filed as Exhibit 1.

ITEM 19.

Exhibits

1	Audited Consolidated Financial Statements for the year ended September 30, 2006 and Auditor’s Report
2.1	Comments by Mackay LLP for U.S. Readers on Canada – United States Reporting Differences
2.2	Consent of Mackay LLP regarding its report dated April 18, 2007.
31	Section 302 Certification
32	Section 906 Certification

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Casey Forward
Casey Forward
President and Chief Executive Officer

April 12, 2007