Form 20-F
period 2007-09-30
GLOBETECH VENTURES CORP
filed 2008-04-02
CIK 947994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE  SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2007

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to _____

Commission File Number 0-26414

GLOBETECH VENTURES CORP.
(Exact Name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1128 – 789 West Pender Street, Vancouver, British Columbia V6C 1H2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
(Title of Class)

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by this registration statement: 20,321,879 Common Shares as at September 30, 2007

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).
| | Large Accelerated Filer | | Accelerated Filer |X| Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.
|_| Item 17 |X| Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
|_| Yes |X| No

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

The Company’s consolidated financial statements and all other references to currency throughout this Form 20-F are stated in Canadian Dollars (“Cdn”) unless specifically indicated otherwise and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as noted in the notes to the consolidated financial statements.

PART I

ITEM 1.           Identity of Directors, Senior Management, and Advisors

Not applicable.

ITEM 2.           Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.           Key Information

Selected Financial Data

The selected consolidated financial data for each of the years in the most recent five-year periods ended September 30, 2007 have been derived from our consolidated financial statements and the related notes. The consolidated financial statements for the year ended September 30, 2007 can be found included in this Annual Report beginning on page F-1.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. Refer to Note 12 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Summary Financial Data

	Year	Year	Year	Year	Year
	ended	ended	ended	ended	ended
	September	September	September	September	September
	30, 2007	30, 2006	30, 2005	30, 2004	30, 2003
Canadian GAAP:
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income/(Loss)	(600,851)	(507,426)	(778,853)	(7,302,024)	(47,171)
Per Share	(0.03)	(0.03)	(0.05)	(0.60)	(0.00)
Weighted Average	17,315,172	15,036,926	14,340,414	12,246,150	9,489,939
Shares
Dividends	Nil	Nil	Nil	Nil	Nil
Total Assets	107,926	83,482	133,628	309,598	19,021
Shareholder Equity	(73,756)	(566,735)	(269,079)	(165,088)	(938,464)
(Deficiency)

U.S. GAAP:
Net Income/(Loss)	(617,351)	(534,750)	(829,260)	(7,302,024)	(47,171)
Per Share	(0.03)	(0.04)	(0.06)	(0.60)	(0.00)
Weighted Ave. Shares	17,315,172	15,036,926	14,340,414	12,246,150	9,489,939
Total Assets	13,695	5,751	83,321	309,598	19,021
Shareholder Equity	(167,987)	(644,466)	(319,486)	(165,088)	(938,464)
(Deficiency)

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

	Average	High	Low	Close

February 2008	.9986	1.0297	.9804	.1.0220
January 2008	.9899	1.0240	.9634	1.0034
December 2007	.9993	1.0247	.9756	1.0194
November 2007	1.0401	1.1038	.9997	1.0104
October 2007	1.0245	1.0510	.9982	1.0478
September 2007	.9718	1.0084	.9437	1.0881

Fiscal Year Ended 09/30/2007	.8997	1.0084	.8420	1.0081
Fiscal Year Ended 09/30/2006	.8754	.9148	.8345	.8979
Fiscal Year Ended 09/30/2005	.8181	.8601	.7836	.8542
Fiscal Year Ended 09/30/2004	.7551	.7886	.7138	.7876
Fiscal Year Ended 09/30/2003	.6858	.7404	.6329	.7404

On March 28, 2008, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Exchange Rate”) was US $0.98273 = $1.00 Canadian.

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

Price Fluctuations: Share Price Volatility

In recent years, securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the share price of the Company’s common shares fluctuated from a high of US $0.32 to a low of US $0.17 within the twelve (12) months ended September 30, 2007. There can be no assurance that continual fluctuations in price will not occur.

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

ITEM 4.

Information on the Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company quoted on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp. The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP. On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange. Its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996. On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US $1.00 per share. The Company’s common shares began quotation on the OTC Bulletin Board under the symbol CLPZF. On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 1128 – 789 West Pender Street, Vancouver, British Columbia V6C 1H2.

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

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. On April 12, 2005, the Company issued 50,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was made and the $15,000 payment for the March 21, 2006 payment. The Company has not made the March 21, 2007 payment yet, but has intentions to do so.

Date	Amount	Paid	Shares	Issued
March 21, 2008	25,000		100,000	50,000 shares
				issued
March 21, 2009	25,000		150,000

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

It was determined by the Company that in spite of an interesting potential, this property was difficult for the Company to handle. The property is located in Brazil where the Company has limited experience. The property is an early stage exploration property where geological targets may yield no results. The Company was concerned that a great deal of money may have to be spent with limited results. The Company experienced difficulties in obtaining proper information. The Company decided from a risk management point of view to discontinue exploration of the Amapa property, during the year ended September 30, 2004 and recorded a write-down of mineral properties of $4,425,208 at that time.

In regards to the Amapa property in Brazil the Company is trying to cancel two million shares issued pursuant to the Amapa agreement. The Company believes that these shares should be cancelled, and is prepared to take whatever action is necessary.

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

Results of Operations

Year Ended September 30, 2007

For the year ended September 30, 2007, the Company had a net loss of $600,851 compared to a net loss of $507,426 for the previous year. The main differences were consulting fees of $248,500 as compared to $261,499 in 2006, interest expense of $68,065 compared to $88,986, public relations of $83,358 compared to $10,710 and travel expense of $16,034 compared to $4,620. The Company has looked at projects in India, Singapore and Mexico in the past year contributing to consulting and travel costs. With the decrease in loans payable interest expense has also decreased. The Company incurred $83,406 for a public relation and shareholder information program.

Year Ended September 30, 2006

For the year ended September 30, 2006, the Company had a net loss of $507,426 compared to a net loss of $778,853 for the previous year The main differences were stock-based compensation of $579,654 expensed in the previous year compared to $nil in 2006, consulting fees of $261,499 in 2006 compared to $39,000 in the previous year. As there were no options granted in 2006, there was no stock-based compensation expense. The Company looked at a number of projects in 2006 resulting in increased consulting expense. Under the terms of a convertible debenture dated July 28, 2004 the holders exercised their right to obtain 257,812 cashless warrants. The Company issued 257,812 common shares at a value of $165,000.

Year Ended September 30, 2005

For the year ended September 30, 2005, the Company had a net loss of $778,853 compared to a net loss of $7,302,024 for the previous year. The main differences were stock-based compensation of $579,654 expensed in the current year compared to $2,429,100 in the previous year and the write-down of mineral properties of $4,425,208 in the previous year as compared to nil in the current year. Stock-based compensation is a non-cash expense computed as a result of stock options being granted, and a fair value derived from the trading price of the company’s stock market price. The current stock-based compensation was calculated on a volatility of 199%, an expected life of 3 years and an interest risk-free rate of 2.18% as compared to the previous year where the volatility was calculated at 172%, the expected life was 4 years and a risk-free rate of 2.92% . The fair value of the stock options was $0.34 per share as compared to $1.32 per share in the previous year.

On January 24, 2005 the Company announced that it was no longer pursing any exploration or development work on the Amapa property. It was decided that the environment was too difficult to work within and that results found could be of a very preliminary nature with a potential for a high cost of exploration. This write-down of $4,425,208 was taken in the previous year.

There was a general decrease in the administrative expenses for the current year notably for accounting and legal, consulting fees, public relations, and travel and promotion. In the previous year there was an active program to find a suitable mineral property and preparations being made in anticipation of the exploration of the Amapa property. When the Company decided not to pursue this property there was a void in activity. The Company has taken on the Gladys Lake property and completed a geological report. The Company intends to complete a proposed Phase 1 work program of $50,000 and if warranted the Phase 2 program of $125,000.

As a result of the settlement of a lawsuit with one of the Company’s previous lawyers, a refund of some $18,000 was receivable at September 30, 2005 and the reduction in legal expense of some $24,000.

Liquidity and Capital Resources

At September 30, 2007, the Company had a working capital deficiency of $169,063 as compared to the previous year end deficiency of $645,966. The Company retired loans payable of $374,776 by issuing of 1,873,880 shares at a price of $0.20. In addition, the Company issued 1,857,248 of treasury stock for the settlement of debts of $405,554 during the year ended September 30, 2007. During the year, 900,000 stock options were exercised at a price of $0.30 USD (equivalent to $0.33 CAD). Pursuant to the acquisition of the Gladys Lake option, the Company issued 50,000 shares.

At September 31, 2006, the Company had a working capital deficiency of $645,964. The Company issued 861,000 shares at $0.23 to retire debt of $199,270. The Company will need to do a financing to enable the Company to move ahead.

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

Tabular Disclosure of Contractual Obligations

The following table details loans payable as at September 30, 2007:

Interest on loan payable to Oloris Investments Corp., due on demand, interest	$36,250
at 10% per annum,

The following table details loans payable as at September 30, 2006:

Loan payable to Oloris Investments Corp., due on demand, interest at 10% per	$343,098
annum,

On January 31, 2007 the Company entered into debt settlement agreements to retire all of the above debt indebtedness plus additional interest of $31,678 for a total of $374,776. The debt was settled on May 4, 2007 by the issuance of 1,873,880 shares at a price of $0.20 per share. Additional interest of $36,250 was paid by the issuance of 241,667 shares on January 15, 2008.

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

Ian Bartholomew, Director

Ian Bartholomew is a Chartered Accountant in Vancouver B.C.

Ping Shen, Chief Financial Officer

Ping Shen is a Certified General Accountant in Vancouver B.C.

Cash Compensation:

Total compensation accrued and/or paid (directly and/or indirectly) to all directors/senior management during the fiscal year ended September 30, 2007 was $140,000.

The Company has no formal management agreements with any director or member of senior management.

Director Compensation:

The Company has no formal plan for compensating its Directors for their service in their capacity as such, or for services rendered to the Company as consultants or experts.

Stock Options:

During the financial ended September 30, 2007 the following stock options were outstanding to senior management and directors. There was no options granted for the year ended September 30, 2007.

			Market Value
			of Securities
	Securities		Underlying
	Under	Exercise or	Options on
	Options	Base Price of	the Date of
Name	Granted	Security	Grant	Expiry Date
Casey Forward	55,000	US $0.30	US $0.29	February 3, 2008
Dr. Sachdeva	600,000	US $0.30	US $0.29	February 3, 2008
Ian	15,000	US $0.30	US $0.29	February 3,

Bartholomew				2008
Ping Shen	30,000	US $0.30	US $0.29	February 3, 2008

These options have been cancelled on December 20, 2007 and have been replaced with new options at $0.15 for a period of three years from December 20, 2007.

The new options are as follows:

			Market Value
			of Securities
	Securities		Underlying
	Under	Exercise or	Options on
	Options	Base Price of	the Date of
Name	Granted	Security	Grant	Expiry Date
Casey Forward	600,000	$0.15	US $0.16	December 20, 2010
Dr. Sachdeva	600,000	$0.15	US $0.16	December 20, 2010
Ian Bartholomew	200,000	$0.15	US $0.16	December 20, 2010
Ping Shen	200,000	$0.15	US $0.16	December 20, 2010

Board Practices

The Company has elected an audit committee of which it is desirable to have not fewer than three directors, of whom a majority shall not be officers or employees of the Company or an affiliate of the Company. As the Company is small it may be impossible at times to have three members of which two are independent. The audit committee’s functions are to monitor overall adherence to Company policy, the effectiveness of the Company’s internal audit personnel and their audit activities and to meet with the Company’s accountants and auditors on financial and audit matters, as appropriate.

Employees

As of September 30, 2007, the end of the most resent fiscal year, the Company had no employees.

ITEM 7

Major Shareholders and Related Party Transactions

The Company’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government. The following table lists as of March 28, 2008 each person who, to the knowledge of the Company, owns more than 5% of the Company’s voting securities and the total amount of the Company’s voting securities owned by the Company’s officers and directors.

Title of Class	Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Total
Common Shares	YOUNG.JT/TEN, JOAO LUIS PULGATTI & JOHN	2,000,000	9.8%
	Officers and directors	1,250,000	6.2%

Related Party Transactions

(a) Loans from Related Parties

	2007		2006	2005
Companies with common directors
Loan payable bearing interest at 10% per
annum*	$-	$		$231,101
Previous President
Previously a loan payable bearing interest at
10% per annum	-			36,747

	$-		$-	$267,848

Loans from related parties are unsecured, and have no fixed terms of repayment; accordingly fair value cannot be reliably determined.

* This amount is no longer due to a related company, having no common directors and has been reclassified as a loan payable.

(b) Related Party Transactions

The Company has entered into the following
transactions with related parties:	2006	2006	2005
Management or consulting fees to officers of the
Company	$84,000	$84,000	$46,000

Consulting fees to a director	56,000	-	-

	$140,000	$84,000	$46,000

Included in accounts payable and accrued liabilities was $13,958 (2006 - $99,753) due to a director, and $12,000 (2006 - $42,335) due to an officer of the Company.

Amounts due to related parties do not bear interest, are unsecured, and have no fixed payment terms. Accordingly the fair value cannot be readily determined.

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

		US Dollars

Period Ended	High	Low	Closing

Monthly
March, 2008	0.18	0.12	0.17
February, 2008	0.17	0.10	0.17
January, 2008	0.19	0.10	0.14
December, 2007	0.20	0.16	0.19
November, 2007	0.34	0.17	0.17
October, 2007	0.24	0.16	0.22

Quarterly
December 31, 2007	0.34	0.16	0.19
September 30, 2007	0.30	0.16	0.20
June 30, 2007	0.31	0.17	0.27
March 31, 2007	0.32	0.20	0.26
December 31, 2006	0.32	0.19	0.25
September 30, 2006	0.48	0.19	0.21
June 30, 2006	0.82	0.24	0.27
March 31, 2006	0.62	0.16	0.59

Annually
September 30, 2007	0.32	0.17	0.27
September 30, 2006	0.82	0.19	0.21
September 30, 2005	0.67	0.13	0.17
September 30, 2004	2.50	0.20	0.46
September 30, 2003	1.65	0.05	0.28

The principal trading market is the OTC Bulletin Board where the common shares of the Company are quoted under the stock symbol GTVCF.OB. Effective February 19, 2004, the Company’s common shares were approved for trading over the counter on the Frankfurt and Berlin Stock Exchanges under the stock symbols GTVCF.F and GTVCF.BE respectively.

ITEM 10

Additional Information

Share Capital

Our authorized share capital as at September 30, 2007 was unlimited common shares without par value. Our issued and outstanding share capital at September 30, 2007 was 20,321,879.

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

Options to acquire common shares granted to our directors and officers are described under “Item 6 –Directors, Senior Management and Employees – Executive Compensation.

Memorandum and Articles of Association

We are registered in British Columbia, Canada, certificate of incorporation No. 188691. We do not have any stated "objects" or "purposes" as the Company Act of the Province of British Columbia does not require it. Our memorandum (“Memorandum”) has unlimited common shares without par value.

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
2.	Dr. Kanwaljit Sachdeva – independent director with financial experience
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

ITEM 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15

Controls and Procedures

Globetech has performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as at September 30, 2007. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer. The disclosure controls and procedures also ensures that the Form 20-F that it files is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of the chief executive officer and the chief financial officer.

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

The Company’s management, with the participation of the chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) as of the end of the period covered by this Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these disclosure controls and procedures are effective at the reasonable assurance level. As the Company is a small company without employees, the preparation of this report, and all financial reports are prepared by the chief executive officer and chief financial officer. The Company does employ consultants for some needs, all of whom report directly to the chief executive officer and chief financial officer

There was no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Extension of Compliance Date for Management’s Report on Internal Control Over Financial Reporting

The Company is currently considered a non-accelerated filer pursuant to Rule 12b-2 of the Exchange Act. Therefore, the Company is not currently required to make statements regarding the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, the Company and its management, including its President and Chief Financial Officer, recognize that the Company, as a small business issuer, will likely be required to comply with disclosure report requirements of Section 404 at some future date.

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

ITEM 16.C

Principal Accountant Fees and Services

MacKay LLP was appointed the Company’s auditor effective March 27, 2003. Audit fees paid or accrued are as follows:

Audit fees (MacKay LLP) 2007	$19,000
Other fees in 2006	Nil
Audit fees (MacKay LLP) 2006	$12,000
Other fees in 2006	Nil
Audit fees (MacKay LLP) 2005	10,160
Other fees in 2005	Nil

ITEM 16.D

Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17

Financial Statements

Not applicable.

ITEM 18

Financial Statements

See our consolidated financial statements beginning on page F-1.

Auditors' Report

To the Shareholders of
Globetech Ventures Corp.

We have audited the consolidated balance sheets of Globetech Ventures Corp. as at September 30, 2007 and 2006 and the consolidated statements of operations and deficit, shareholders’ equity (deficiency) and cash flows for each of the years in the three year period ended September 30, 2007 and the period from December 1991 to September 30, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2007 and the period from December 1991 to September 30, 2007 in accordance with Canadian generally accepted accounting principles.

The financial statements as at September 30, 2001 and for period from December 1991 to September 30, 2001 were audited by another auditor who expressed an opinion without reservation on those statements in their report dated February 20, 2002.

“MacKay LLP”
Vancouver, Canada
January 28, 2008	Chartered Accountants

mackay.ca refers to the Canadian firm MacKay LLP

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements. Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended September 30, 2007 and assets, liabilities and shareholders’ equity as at September 30, 2007 and 2006 to the extent summarized in note 12 to the consolidated financial statements.

“MacKay LLP”
Vancouver, Canada
January 28, 2008	Chartered Accountants

mackay.ca refers to the Canadian firm MacKay LLP

Globetech Ventures Corp.
(An exploration stage company)

Consolidated Financial Statements

For the year ended September 30, 2007

in Canadian dollars

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Balance Sheets
(in Canadian dollars)

	September 30,	September 30,
	2007	2006

ASSETS

Current Assets
Cash	$128	$283
GST refundable	12,491	3,968
	12,619	4,251

Equipment (note 3)	1,076	1,500
Mineral properties (note 4)	94,231	77,731

	$107,926	$83,482

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$145,432 $	307,119
Loans payable (note 6)	36,250	343,098
	181,682	650,217

SHAREHOLDERS' DEFICIENCY

Capital stock
Authorized
Unlimited common shares with no par value
Issued and outstanding - (note 7)	35,225,667	33,824,961
Contributed surplus	2,701,878	3,008,754
Deficit accumulated during the exploration stage	(38,001,301)	(37,400,450)

	(73,756)	(566,735)

	$107,926	$83,482

Contingencies (Notes 4 and 10)

Casey Forward
President

Ping Shen
Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Operations and Deficit
(in Canadian dollars)

	Period from
	December 1991 to	For the year ended September 30,
	September 30,
	2007	2007	2006	2005

Revenue	$846,207	$-	$-	$-

Cost of revenues	1,362,702
Gross Profit (loss)	(516,495)	-	-	-

Administrative expenses
Accounting and legal (note 5)	1,179,068	44,658	44,335	36,079
Amortization	610,823	424	596	840
Consulting fees (note 5)	1,279,964	248,500	261,499	39,000
Directors fees	97,149	-	-	-
Interest and bank charges	805,855	68,065	88,986	29,923
Interest on long term debt	164,704	-	-	-
Management fees (note 5)	562,117	60,000	60,000	46,000
Office and miscellaneous	1,041,325	41,133	24,290	14,297
Property examination costs	20,213	20,213	-	-
Public relations	809,765	83,358	10,710	17,119
Regulatory and transfer agent fees	172,440	8,818	10,796	-
Repairs and maintenance	497,118	-	-	-
Salaries and wages	1,483,601	-	-	-
Stock-based compensation	3,008,754	-	-	579,654
Telephone	325,295	9,471	624	2,367
Travel and promotion	1,595,094	16,034	4,620	3,405
	13,653,285	600,674	506,456	768,684
Income (loss) before other items	(14,169,780)	(600,674)	(506,456)	(768,684)
Other items
Equity loss from investment	(102,449)	-	-	-
Foreign exchange loss	(204,804)	(182)	(970)	(10,169)
Gain on settlement or write-down of debt	237,100	-	-	-
Impairment of notes receivable	(1,367,945)	-	-	-
Interest income	339,777	5	-	-
Miscellaneous income	114,695	-	-	-
Write-down of investment	(89,626)	-	-	-
Write-down of mineral properties	(4,857,651)	-	-	-
Recovery (write-off) of subsidiaries	(18,968,185)	-	-	-
	(24,899,088)	(177)	(970)	(10,169)
Loss from operations before income taxes and non-controlling interest	(39,068,868)	(600,851)	(507,426)	(778,853)
Non-controlling interest	1,067,567	-	-	-
Net loss and comprehensive loss for the period	(38,001,301)	(600,851)	(507,426)	(778,853)
Deficit, beginning of period	-	(37,400,450)	(36,893,024)	(36,114,171)
Deficit, end of period	$(38,001,301)	$(38,001,301)	$(37,400,450)	$(36,893,024)

Basic and diluted loss per share		$(0.03)	$(0.03)	$(0.05)
Weighted average number of shares
Basic and diluted		17,315,172	15,036,926	14,340,414

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency)
(in Canadian dollars)

			Contributed
			Surplus and Equity
		Common Shares	portion of	Deficit accumulated
		issued and fully	convertible	during the
	Number of shares	paid	debentures	exploration stage	Total

Balance December, 1991	-	$-	$-	$-	$-
Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	(32,080)	(32,080)
Balance September 30, 1992	1,280,001	159,500	-	(32,080)	127,420

Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	(83,205)	-	-	(83,205)
Loss for the year	-	-	-	(105,902)	(105,902)
Balance September 30, 1993	2,242,001	653,495	-	(137,982)	515,513

Issuance of shares for cash
Private placements	400,000	576,000	-	-	576,000
Share issue costs	-	(60,622)	-	-	(60,622)
Loss for the year	-	-	-	(403,571)	(403,571)
Balance September 30, 1994	2,642,001	1,168,873	-	(541,553)	627,320

Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,440
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	(108,570)	-	-	(108,570)
Loss for the year	-	-	-	(343,044)	(343,044)
Balance September 30, 1995	3,299,070	2,628,713	-	(884,597)	1,744,116

Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	(365,874)	-	-	(365,874)
Loss for the year	-	-	-	(1,533,474)	(1,533,474)
Balance September 30, 1996	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)

			Contributed
			Surplus and Equity
		Common Shares	portion of	Deficit accumulated
		issued and fully	convertible	during the
	Number of shares	paid	debentures	exploration stage	Total
Balance forward	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077
Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for
acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	(472,562)	-	-	(472,562)
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the period	-	-	-	(2,822,786)	(2,822,786)
Balance September 30, 1997	9,781,255	23,066,949	169,760	(5,240,857)	17,995,852
Contingent consideration on acquisition of subsidiary	-	(1,086,901)	-	-	(1,086,901)
Issued on conversion of debt	277,776	261,679	(59,219)	-	202,460
	10,059,031	22,241,727	110,541	(5,240,857)	17,111,411
Capital stock consolidation (7.5:1)	(8,717,827)	-	-	-	-
Issued on conversion of debt	221,234	519,691	(110,541)	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for the year	-	-	-	(20,236,904)	(20,236,904)
Balance September 30, 1998	2,112,438	22,872,570	(110,541)	(25,477,761)	(2,605,191)

Issued on settlement of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-		-	(706,147)	(706,147)
Balance September 30, 1999	3,545,802	24,476,599	-	(26,183,908)	(1,707,309)
Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	(74,141)	-	-	(74,141)
Loss for the year	-	-	-	(438,663)	(438,663)
Balance September 30, 2000	5,847,996	$26,767,476	$-	$(26,622,571)	$144,905

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)

			Contributed
			Surplus and Equity	Deficit accumulated
		Common Shares	portion of	during the
		issued and fully	convertible	exploration stage -
	Number of shares	paid	debentures	unaudited	Total

Balance forward	5,847,996	$26,767,476	$-	$(26,622,571)	$144,905
Issuance of shares for cash
Private placement	2,000,000	456,840	-	-	456,840
Issued for subscriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	(369,875)	-	-	(369,875)
Issued on acquisition of equity investment	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Share issue costs	-	(45,492)	-	-	(45,492)
Loss for the year	-	-	-	(1,822,692)	(1,822,692)
Balance September 30, 2001	9,489,939	27,873,683	-	(28,445,263)	(571,580)
Loss for the year	-	-	-	(319,713)	(319,713)
Balance September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Loss for the year	-	-	-	(47,171)	(47,171)
Balance September 30, 2003	9,489,939	27,873,683	-	(28,812,147)	(938,464)

Issuance of shares for cash
Private placements	1,797,674	1,299,990	-	-	1,299,990
Issued on conversion of debt	652,000	432,000	-	-	432,000
Acquisition of Brazil Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000
Share issue costs	-	(135,690)	-	-	(135,690)
Contributed surplus	-	-	2,429,100	-	2,429,100
Loss for the year	-	-	-	(7,302,024)	(7,302,024)
Balance September 30, 2004	13,939,613	33,519,983	2,429,100	(36,114,171)	(165,088)

Issuance of shares for cash
Private placement - August 4, 2004 - shares issued
due to repricing clause	302,326	-	-	-	-
Acquisition of Gladys Lake option	50,000	18,504	-	-	18,504
Issued on conversion of debt	180,000	76,704	-	-	76,704
Contributed surplus	-	-	579,654	-	579,654
Loss for the year	-	-	-	(778,853)	(778,853)
Balance September 30, 2005	14,471,939	33,615,191	3,008,754	(36,893,024)	(269,079)
Warrant shares issued	257,812	-	-	-	-
Acquisition of Gladys Lake option	50,000	10,500	-	-	10,500
Issued on conversion of debt	861,000	199,270	-	-	199,270
Loss for the year	-	-	-	(507,426)	(507,426)
Balance September 30, 2006	15,640,751	33,824,961	3,008,754	(37,400,450)	(566,735)
Acquisition of Gladys Lake option	50,000	16,500	-	-	16,500
Issued on conversion of debt	3,731,128	780,330	-	-	780,330
Issued on exercise of stock options	900,000	603,876	(306,876)	-	297,000
Loss for the year	-	-	-	(600,851)	(600,851)
Balance September 30, 2007	20,321,879	$35,225,667	$2,701,878	$(38,001,301)	$(73,756)

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Cash Flows
(in Canadian dollars)

	Period from
	December 1991 to	For the year ended September 30,
	September 30,
	2007	2007	2006	2005

Operating Activities
Net loss for the period	$(38,001,301)	$(600,851)	$(507,426)	$(778,853)
Items not involving cash
Accrued interest and foreign exchange on converted debt	531,386	31,678	88,887	-
Accrued interest on notes receivable	(83,213)	-	-	-
Amortization	610,823	424	596	840
Equity loss from investment	102,449	-	-	-
Impairment of notes receivable	1,367,945	-	-	-
Non-controlling interest	(1,067,567)	-	-	-
Shares issued on settlement of subsidiary debt	267,370	-	-	-
Write-down of investment	89,626	-	-	-
Write-down of mineral properties	4,857,651	-	-	-
Write-off subsidiaries, net of cash	18,738,788	-	-	-
Write-down of debt	(112,214)	-	-	-
Stock-based compensation	3,008,754	-	-	579,654
Change in non-cash working capital
GST refundable and other receivables	(199,571)	(8,523)	24,569	(28,537)
Inventory	(299,208)	-	-	-
Prepaid expenses and deposits	2,275	-	1,503	772
Accounts payable and accrued liabilities	3,494,998	243,867	357,893	18,362
Net cash used in operating activities	(6,691,009)	(333,405)	(33,978)	(207,762)

Financing Activities
Advances from related parties	1,284,949	-	-	-
Loans payable	36,250	36,250	-	-
Net proceeds on issuance of convertible debentures	4,949,465	-	-	-
Shares issued for cash (net of issue costs)	18,872,405	297,000	-	-
Net cash provided from (used in) financing activities	25,143,069	333,250	-	-

Investing Activities
Notes receivable advanced	(1,284,732)	-	-	-
Purchase of subsidiaries, net of cash	(1,355,771)	-	-	-
Purchase of equipment	(12,367,763)	-	-	-
Expenditures on mineral properties	(2,478,099)	-	(16,824)	(31,903)
Due from related parties	(525,227)	-	-	(13,637)
Deposit	(440,340)	-	-	-
Net cash used in investing activities	(18,451,932)	-	(16,824)	(45,540)

Change in cash	128	(155)	(50,802)	(253,302)

Cash at beginning of period	-	283	51,085	304,387

Cash at end of period	$128	$128	$283	$51,085

Supplemental cash flow information (note 9)

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2007
(in Canadian dollars)

1.	Nature of Operations and Going Concern

Globetech Ventures Corp. ("the Company") is incorporated under the laws of British Columbia, Canada, and its principal business activities include acquiring, exploring and developing mineral properties and the processing of related mineral resources.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete equity financing, or generate profitable operations in the future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.	Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reflect the significant accounting policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States ("U.S. GAAP"), except as discussed in Note 12.

	a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sacolco (Pty) Ltd. ("Sacolco"), Glowing Green Minerals Ltd. ("Glowing"), and its 60% owned subsidiary Qasim Mining Enterprises Ltd. ("QMEL"). These consolidated financial statements also include the accounts of the wholly owned subsidiaries of Sacolco, Impro Metals (Pty) Ltd. and Sachemco (Pty) Ltd. All significiant inter-company balances and transactions have been eliminated.

During the year ended September 30, 1998, the Company determined that it was not feasible to continue the operations of Sacolco, Glowing and QMEL. Consequently, all net assets and related costs were written-off to operations.

	b)	Financial instruments

Effective October 1, 2006, the Company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments - Presentation and Disclosure and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity instruments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financials assets and liabilities are measured at fair value and changes in fair value are recognized into net income. Available-for-sale financial instruments are measured at their fair value with changes in fair value recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its receivables as loans and receivables. Accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost.

As a result of application of Section 3855, the Company's deficit as at October 1, 2006.

	c)	Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of by sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on an annual basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of mineral properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amount.

The Company records mineral exploration tax credits using the cost reduction approach. These credits are accrued when the qualifying expenditures are made and there is reasonable assurance the tax credits will be realized.

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2007
(in Canadian dollars)

2.	Significant Accounting Policies continued

	d)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is being provided for annually using the declining balance method at the following annual rates:

Office equipment	20%
Computer equipment	30%

e)	Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year ended September 30, 2007 was 17,315,172 (2006 - 15,036,926; 2005 - 14,340,414).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options and warrants have an anti-dilutive effect in the presented years.

f)	Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the exchange rate prevailing at the transaction date. Exchange gains and losses arising on translation are included in the consolidated statements of operations.

All of the Company's foreign subsidiaries are integrated with the Company and translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in operations.

g)	Estimates

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

h)	Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

i)	Stock based compensation

The Company uses the fair value method to account for stock-based compensation. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model and is charged to operations as the options vest with an offsetting credit to contributed surplus.

j)	Impairment of long-lived assets

The Company determines if an impairment loss exists by determining if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If an impairment exists, the amount of the loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.

k)	Share issue costs

Cost associated with the issuance of share capital are charged directly to share capital.

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2007
(in Canadian dollars)

3.	Equipment

	September 30, 2007
		Accumulated	Net book
	Cost	amortization	value
Office equipment	$5,222	$5,015	$207
Computer equipment	26,313	25,444	869
	$31,535	$30,459	$1,076

	September 30, 2006
		Accumulated	Net book
	Cost	amortization	value
Office equipment	$5,222	$4,963	$259
Computer equipment	26,313	25,072	1,241
	$31,535	$30,035	$1,500

4.	Mineral Properties and Deferred Mineral Property Expenditures

On February 28, 2005, Globetech announced that it had entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon. The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac Molybdenum Corporation molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. Since April 12, 2005, the Company has issued 150,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was made.

On November 13, 2007, the Company announced that it had entered into an option agreement with Forbes and Manhattan B.C. Ltd. ("Manhattan"). Under this agreement Manhattan may earn a 65% interest in the Gladys Lake molybdenum property by incurring $1.0 million in exploration and development expense and making cash payments to the vendor. Globetech will continue to issue shares to the vendor as previously agreed.

During 2007, the Company paid $NIL (2006 - $15,000) and issued an additional 50,000 (2006 - 50,000) shares. Under the option agreement with Manhattan, the Company no longer needs to make cash payments to the vendor.

The schedule of share issuances is as follows:	Date	Shares	Status
	March 21, 2007	50,000	Issued
	March 21, 2008	100,000
	March 21, 2009	150,000

	For the year	For the year	Cumulative to
	ended September	ended September	September 30,
The Company has incurred the following costs on the Gladys Lake property:	30, 2007	30, 2006	2007
Acquisition costs	$16,500	$54,004	$70,504
Exploration costs
Report	-	13,199	13,199
Assessment work	-	1,789	1,789
Geologist	-	4,000	4,000
Transportation	-	4,739	4,739
	$16,500	$77,731	$94,231

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2007
(in Canadian dollars)

5.	Related Parties

The Company has entered into the following transactions with related parties which are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	For the year ended
	September 30,	September 30,
	2007	2006
Management fees to officers of the Company	$60,000	$60,000
Consulting fees paid to a director	56,000	-
Paid or accrued accounting fees to an officer	24,000	24,000
	$140,000	$84,000

Included in accounts payable and accrued liabilities was $13,958 (2006 - $99,753) due to a director, and $12,000 (2006 - $42,335) due to an officer of the Company.

Amounts due to related parties do not bear interest, are unsecured, and have no fixed payment terms. Accordingly the fair value cannot be readily determined.

6.	Loans Payable

	2007	2006
Loans payable which were unsecured, due on demand and bearing
interest at 10% per annum	$36,250	$343,098

On January 31, 2007 the Company entered into debt settlement agreements to retire all of the above debt indebtedness plus additional interest of $31,678 for a total of $374,776. The debt was settled in part on May 4, 2007 by the issuance of 1,873,880 shares at a price of $0.20 per share. Additional interest of $36,250 has been recognized and the Company has agreed to issue an additional 241,667 shares as payment in full.

7.	Share Capital

	a)	Common Shares

The authorized share capital of the Company is unlimited without par value.

b)	Issued	Number of Shares		Share Capital
	Balance, September 30, 2005	14,471,939		$33,615,191
	Warrant shares issued (note 7d )	257,812		-
	Acquisition of Gladys Lake option (note 4 )	50,000		10,500
	Shares issued for debt	861,000		199,270
	Balance, September 30, 2006	15,640,751		33,824,961
	Acquisition of Gladys Lake option (note 4 )	50,000	$0.33	16,500
	Exercise of options	900,000	$0.33	297,000
	Shares issued for debt (note 6 )	1,873,880	$0.20	374,776
	Shares issued for debt	1,296,745	$0.20	259,349
	Shares issued for debt	271,500	$0.20	54,300
	Shares issued for debt	289,003	$0.318	91,905
	Contributed surplus allocated	-		306,876
	Balance, September 30, 2007	20,321,879		$35,225,667

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2007
(in Canadian dollars)

7.	Share Capital continued

	c)	Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 5,800,630 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted.

The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of
	Options	Weighted average exercise price

Outstanding and exercisable at September 30, 2005	2,100,000	US$ 0.54
Options granted	-	-
Options cancelled / expired	-	-
Options exercised	-	-
Outstanding and exercisable at September 30, 2006	2,100,000	US$ 0.54
Options granted	-	-
Options cancelled / expired	-	-
Options exercised	(900,000)	US$ 0.30
Outstanding and exercisable at September 30, 2007	1,200,000	US$ 0.78

The Company has 1,200,000 stock options of which 800,000, exercisable at a price of US$0.30, were granted on February 3, 2005 that expire on February 3, 2008 and 400,000, exercisable at a price of US$1.75, were granted on March 12, 2004, expiring on March 12, 2008. Subsequent to year end the balance of the 800,000 stock options were cancelled. See subsequent events.

The following table summarizes information about stock options outstanding at September 30, 2007:

	Options Outstanding		Options Exercisable

	Number	Weighted average		Number
	outstanding at	remaining	Weighted average	exercisable at	Weighted average
Range of exercise	September 30,	contractual life exercise	price	September 30,	exercise price
prices (USD$)	2007	(years)	(USD$)	2007	(USD$)
$ 0.30 - $1.75	1,200,000	0.4	$0.78	1,200,000	$0.78

d)	Warrants

Pursuant to a convertible debenture agreement dated July 28, 2004 the holders held 1,000,000 warrants to purchase shares at $0.475 USD per share and exercised their right to obtain 257,812 cashless warrants in lieu of exercising the 1,000,000 warrants. During the year ended September 30, 2006, the Company issued 257,812 shares at a deemed value of $nil per share.

At September 30, 2007, the Company had NIL (2006 - 600,000) common share purchase warrants outstanding to purchase NIL (2006 - 600,000) common shares of the Company.

Warrants outstanding at September 30, 2006	Issue date	Outstanding	Purchase price	Expiry date
	June 30, 2004	300,000	USD $ 1.00	30-Jun-07
	April 23, 2004	300,000	USD $ 1.00	23-Apr-07

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2007
(in Canadian dollars)

8.	Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Loss before income taxes	$(600,851)	$(507,426)	$(778,853)
Income tax recovery at statutory rates	205,010	173,134	265,745
Effect of tax rate change	(17,602)	(613,762)	-
Non-deductible items for tax purposes	-	(53,599)	(198,065)
Non-capital loss expired	(128,034)	(89,356)	-
Unrecognized benefit of non-capital loss	-	-	(67,680)
Change in valuation allowance	(47,006)	583,583	-

	$12,368	$-	$-

The significant components of the Company's future income tax assets are as follows:

	2007	2006	2005
Future income tax assets
Property, plant and equipment	$9,357	$9,225	$9,950
Mineral properties	1,805,862	1,805,862	1,987,613
Net capital losses available	3,384,604	3,384,604	3,725,249
Non-capital losses available	814,398	755,829	816,292
	6,014,221	5,955,520	6,539,104
Valuation allowance	(6,014,221)	(5,955,520)	(6,539,104)

	$-	$-	$-

The Company has incurred non-capital losses of approximately $2,627,029 which may be applied to reduce taxable income in future years. These non-capital losses will expire as follows:

2008	$456,841
2009	277,536
2010	176,816
2014	446,530
2015	198,359
2026	506,830
2027	564,177
$2,627,089

In addition, the Company has net capital losses of approximately $10,918,080 which may be applied against taxable capital gains in the future. These net capital losses can be carried forward indefinitely.

Also, the Company has available certain exploration and development expenditures to reduce taxable income of future years.

Future tax benefits which arise as a result of these future income tax assets have not been recognized in these financial statements as they are not considered more likely than not to be realized.

9.	Supplemental Cash Flow Information

	2007	2006	2005
Financing Activity
Share capital issued for:
Mineral property	$16,500	$10,500	$18,504
Debt	$374,776
Long-term debt (repayment)	$(374,776)
Investing Activity
Investment in mineral property	$16,500	$(10,500)	$(18,504)

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2007
(in Canadian dollars)

10.	Contingencies

On January 24, 2005 the Company announced that it is no longer interested in pursuing any exploration or development work on the Amapa property in Brazil and the Agreement was terminated. The company recorded a write down of mineral properties of $4,425,208 during the year.

The Company has made a demand for the return of 2,000,000 shares issued in connection with the Amapa property due to breach of the contract. The Company is of the opinion that the breaches incurred by the defendants occurred before any non-performance of the contract on its part and that it should able to exercise its rights under the contract to repurchase the 2,000,000 shares issued for $100.00. The outcome is not determinable and no provision has been made in these financial statements.

11.	Subsequent event

The Company issued 360,000 shares at a price of $0.2333 USD per share to settle debts totaling $84,000 USD.

On December 20, 2007 the Company cancelled 800,000 stock options and set 1,200,000 new options to directors and officers at a rate of $0.15 per share for a period of 3 years. Stock-based compensation is calculated at $129,946 using the Black Scholes Option Pricing Model assuming no dividends are to be paid, with a weighted average expected stock option life of 3 years, a weighted average volatility of the Company's share price of 107.1% and an average annual risk free interest rate of 3.8%.

12.	Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (in Canadian dollars)

These financial statements are prepared in accordance with GAAP in Canada, which differs in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

	Period from	For the year ended
	December 1991
	to September 30,
	2007	2007	2006	2005
Loss for the year under Canadian GAAP	$(38,001,301)	$(600,851)	$(507,426)	$(778,853)
Mineral property expenditures expensed under US GAAP	(94,231)	(16,500)	(27,324)	(50,407)
Compensation expense on granting of stock options	(3,388,662)	-	-	-
Compensation expense on release of escrow shares	(3,435,000)	-	-	-
United States GAAP	$(44,919,194)	$(617,351)	$(534,750)	$(829,260)
Gain (loss) per share - United States GAAP		$(0.03)	$(0.04)	$(0.06)

			2007	2006
Total assets under Canadian GAAP			$107,926	$83,482
Mineral property expenditures expensed under United States GAAP			(94,231)	(77,731)
Total assets under United States GAAP			$13,695	$5,751

Total liabilities under United States GAAP			$181,682	$650,217
Capital stock under Canadian GAAP			$35,225,667	$33,824,961
Cumulative compensation expense on granting of stock options			3,388,662	3,388,662
Cumulative compensation expense on release of escrow shares			3,435,000	3,435,000
Contributed surplus as reported			2,701,878	3,008,754
Capital stock under United States GAAP			$44,751,207	$43,657,377
Deficit under Canadian GAAP			$(38,001,301)	$(37,400,450)
Mineral property expenditures expensed under US GAAP			(94,231)	(77,731)
Cumulative compensation expense on granting of stock options			(3,388,662)	(3,388,662)
Cumulative compensation expense on release of escrow shares			(3,435,000)	(3,435,000)
Deficit under United States GAAP			$(44,919,194)	$(44,301,843)
Shareholders' deficiency under United States GAAP			(167,987)	(644,466)

Shareholders' deficiency and liabilities under United States GAAP			$13,695	$5,751

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2007
(in Canadian dollars)

12.	Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (in Canadian dollars) continued

	a)	Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. This has resulted in a decrease to assets of $94,231 and an increase in loss for the year of $16,500.

	b)	Stock based compensation

Statement of Financial Accounting Standards ("SFAS") No. 123R, "Accounting for Stock Based Compensation" ("SFAS 123R") requires companies to record compensation cost for stock-based employee compensation plans at fair value. Effective October 1, 2003 the Company has chosen to account for stock-based compensation using the fair value method.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123R and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

	c)	Loss per share

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended September 30, 2007, 2006 and 2005 were 17,315,172, 15,036,926, and 14,340,414 respectively.

	d)	Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.

	e)	New accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (“FIN No. 48”), which became effective for the Company on October 1, 2007. This interpretation clarifies the accounting for income tax benefits that are uncertain in nature. Under FIN No. 48, a company will recognize a tax benefit in its financial statements for an uncertain tax position only if management’s assessment is that its position is “more likely than not” (i.e. a greater than 50 percent likelihood) to be upheld on audit based only on the technical merits of the tax position. This accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, interest and penalties recognition, and accounting for the cumulative effect adjustment. The new interpretation is intended to provide better financial statement comparability among companies.

Required annual disclosures include a tabular reconciliation of unrecognized tax benefits at the beginning and end of the fiscal period; the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate; the amounts of interest and penalties recognized in the financial statements; any expected significant impacts from unrecognized tax benefits on the financial statements over the subsequent 12- month reporting period; and a description of the tax years remaining to be examined in major tax jurisdictions. FIN No. 48 is effective for fiscal years beginning on or after December 15, 2006. The Company is currently assessing the impact, if any, that the adoption of FIN No. 48 will have on its financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“FAS No. 157”), which will become effective for the Company on October 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact, if any, to the Company from the adoption of FAS 157 in 2008 will depend on the nature of the Company’s assets and liabilities at the time that they are required to be measured at fair value.

In September 2006, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) SAB No. 108. SAB No.108 provides guidance on how prior year misstatements should be taken into consideration when qualifying misstatements in current years financial statements for purposes of determining whether the current years’ financial statements are materially misstated. SAB No. 108 permits companies to record the cumulative effect of initial adoption by recording the necessary “correcting” adjustments to the carrying values of assets and liabilities as of the beginning of the 2006 year with the offsetting adjustments recorded to the opening balance of retained earnings. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. The application of SAB No. 108 did not have an impact on the Company’s consolidated balance sheets, statements of operations or statements of shareholders’ equity for 2007, 2006 or 2005.

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2007
(in Canadian dollars)

12.	Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (in Canadian dollars) continued

In September 2006, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) SAB No. 108. SAB No.108 provides guidance on how prior year misstatements should be taken into consideration when qualifying misstatements in current years financial statements for purposes of determining whether the current years’ financial statements are materially misstated. SAB No. 108 permits companies to record the cumulative effect of initial adoption by recording the necessary “correcting” adjustments to the carrying values of assets and liabilities as of the beginning of the 2006 year with the offsetting adjustments recorded to the opening balance of retained earnings. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. The application of SAB No. 108 did not have an impact on the Company’s consolidated balance sheets, statements of operations or statements of shareholders’ equity for 2007, 2006 or 2005.

In February 2007 the FASB issued FAS 159, which allows an irrevocable option, Fair Value Option (FVO), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Under FAS 159 an entity must elect whether to use the FVO on the date an item is initially recognized, with limited exceptions. Since the FVO is an instrument by instrument election, companies may record identical financial assets and liabilities either at fair value or on another measurement basis permitted by US GAAP, such as amortized cost. One exception to the instrument-by-instrument guidance is that for investments that would otherwise fall under equity method accounting, the election must be made for all of the investor’s financial interests (equity and debt, including guarantees) in the same entity.

The company does not expect to have any eligible financial instruments where it is necessary to make any elections.

ITEM 19

Exhibits

Exhibit
Number	Description

12.1	Section 302 Certification by Chief Executive Officer.

12.2	Section 302 Certification by Chief Financial Officer.

13.1	Section 906 Certification by Chief Executive Officer and Chief Financial Officer.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Casey Forward
Casey Forward
President and Chief Financial Officer

March 29, 2008