Form 20-F
period 2008-09-30
GLOBETECH VENTURES CORP
filed 2009-03-31
CIK 947994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2008

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-26414

GLOBETECH VENTURES CORP.
(Exact Name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1128 – 789 West Pender Street, British Columbia V6C 1H2
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
32,030,363 Common Shares as at September 30, 2008

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X  No ___

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

ITEM 2.           Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.           Key Information

Selected Financial Data

The selected consolidated financial data for each of the years in the most recent five-year periods ended September 30, 2008 have been derived from our consolidated financial statements and the related notes. The consolidated financial statements for the year ended September 30, 2008 can be found included in this Annual Report beginning on page F-1.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. Refer to Note 12 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Summary Financial Data

	Year	Year	Year	Year	Year
	ended	ended	ended	ended	ended
	September	September	September	September	September
	30, 2008	30, 2007	30, 2006	30, 2005	30, 2004
Canadian GAAP:
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income/(Loss)	(518,865)	(600,851)	(507,426)	(778,853)	(7,302,024)
Per Share	(0.02)	(0.03)	(0.03)	(0.05)	(0.60)
Weighted Average	21,396,073	17,315,172	15,036,926	14,340,414	12,246,150
Shares
Dividends	Nil	Nil	Nil	Nil	Nil
Total Assets	852,889	107,926	83,482	133,628	309,598
Shareholder Equity	726,533	(73,756)	(566,735)	(269,079)	(165,088)
(Deficiency)

U.S. GAAP:
Net Income/(Loss)	(1,133,856)	(617,351)	(534,750)	(829,260)	(7,302,024)
Per Share	(0.03)	(0.03)	(0.04)	(0.06)	(0.60)
Weighted Ave. Shares	21,396,073	17,315,172	15,036,926	14,340,414	12,246,150
Total Assets	143,658	13,695	5,751	83,321	309,598
Shareholder Equity	17,302	(167,987)	(644,466)	(319,486)	(165,088)
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

	Average	High	Low	Close
December 2008	.8108	.8360	.7710	.8170
November 2008	.8223	.8694	.7782	.8091
October 2008	.8470	.9428	.7727	.8225
September 2008	.9452	.9673	.9262	.9437

Fiscal Year Ended 09/30/2008	.9917	1.0908	.9262	.9437
Fiscal Year Ended 09/30/2007	.9002	1.0041	.8437	1.0041
Fiscal Year Ended 09/30/2006	.8754	.9148	.8345	.8979
Fiscal Year Ended 09/30/2005	.8181	.8601	.7836	.8542
Fiscal Year Ended 09/30/2004	.7551	.7886	.7138	.7876

Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

Globetech’s principle business activities include a new website product and the acquisition and development of mineral properties which require capital. Globetech’s new venture into a website dating service does not produce any cash flow at the moment and will require additional capital to maintain and popularize the site. The Company does not have any positive cash flow from operations. The Company relies on private placements, exercise of stock options and warrants to raise funds from equity.

The Company is subject to a number of significant uncertainties and risks including those described below and those described elsewhere in this Annual Report. These and other risk factors, may ultimately affect the Company in a manner and to a degree that cannot be foreseen at this time.

The global economic recession and uncertainty of the market for our product, including slow-down in expenditures and other trends in our industry, could have a material adverse effect on our results.

Our business is dependent on an anticipated market demand for our website product. We have no history, no customer base so we are uncertain about any acceptance of our website product. Furthermore with the current economic conditions we are uncertain about any market acceptance for a new product.

Undetected defects and errors may impair the market acceptance of our products.

Our products could contain undetected defects or errors, especially when first introduced or when new versions are released, due to defects or errors we fail to detect. These defects or errors may be found after the commencement of commercial versions. As a result, when problems occur it may result in significant customer relations problems and injure our reputation, thus impairing the market acceptance of our products.

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

Need for Additional Financing

Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. For at least the last five years, the Company has incurred losses. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its equity shares. Even if the results of operations are encouraging, the Company may not have sufficient funds to conduct the further development that may be necessary to determine whether or not a commercial product exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its property, there is no assurance that any such funds will be available. If available, future equity financings may result in substantial dilution to purchasers under the offering. At present it is impossible to determine what amounts of additional funds, if any, may be required. If the Company is unable to raise such funds it may suffer dilution or loss of interest in its assets.

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

Competition

The Company competes against other companies possessing greater financial resources and technical facilities than itself.

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

ITEM 4

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

The Company’s head office and principal place of business is located at Suite 1128 – 789 West Pender Street, Vancouver, British Columbia V6C 1H2.

Globetech’s principal business activities are twofold – a website service business and the exploration and development of mineral properties with the intent of developing a mine and the production and processing of mineral resources. The Company has launched a website and is developing a service business from that website. In addition the Company is continuing with a mineral exploration property it acquired. The Company does not have any mineral properties containing a known ore deposit.

Website

Globetech wants to provide on-demand 100% web-based VoIP (Voice Over IP) portal/service that operates on the Peer-to-Peer principle with a real-time location based portal built around the core converged VoIP/VIDEO service. Globetech wants to provide online-members a way to communicate globally with their peers in real-time via a single portal. In addition reports can be generated to record time, location and other data for management purposes. Other organizations can also benefit from the competitive advantage of the resale of critically needed value added Sales or e-Learning tools to their entire customer or salesperson base. Globetech will sell its services by building a distribution network with channel partners.

Globetech’s business model is based on 4 integral components: (1) Browser-Based Peer-to-Peer VOIP, (2) low cost subscription based post-payment Billing Method, (3) incentivised 2 tier global channel partner network accessing untapped vertical markets, and (4) First ever real-time Portal & Social Community Networks built around the core browser-based Peer-to-Peer VOIP service that allows account reports.

A Peer-to-Peer VOIP service embedded in a browser places on-demand globally accessible VOIP service via any computer. It also provides a portal environment built around it with a push of location based travel & accommodation services for leisure and business purposes. Ultimately, Globetech is designing a 100% embedded dialler inside a web browser making both VOICE/VIDEO (plus other services such as SMS & file sharing) accessible as well as real-time portal services to anyone in a non-invasive manner to any network or computer. Uniquely, the billing system allows users to track all VOIP, pay-per-use services, value-added services, & real-time portal services to their global account on a per-use basis. Therefore any subscriber can use any “connected” computer to make & receive long-distance calls, and use their subscription account to track a number of activities.

Globetech has launched a beta version of its dating site under the website name: “matingcall.com”. This site is operational with some of its features installed. The purpose is to debug the site and also populate it. Population of the site will require a marketing budget which the Company is developing. The Company does not believe organic growth will produce any significant results.

The VOIP component of the dating site is operational. Some echo problems have occurred that required a software rewrite. Globetech has two servers located at Peer One in Vancouver, British Columbia and is installing additional servers in Poland. The Company believes the additional servers will also reduce echo issues.

The Company is working on a SMS system presently to interact with the dating site and cell phone technology.

Revenue is projected from advertising hits and SMS. No projections are available yet.

During 2008, the Company entered into an agreement to license proprietary website software. The terms are as follow:

  cash consideration of $125,000 ($40,416 paid)

  issuance of 6 million of shares (issued); and

  a maintenance fee of $6,000 per month

Additional development services are billed at cost plus 20%.

The initial term is for one year where after the Company has the right to renew on an annual basis unless terminated by the Company by giving three month's notice. The licensor provides a basic host of services, and will provide or write additional program services at cost plus 20% plus royalties.

The Globetech service/product is a new method for delivery and access of global VoIP application – an accessible communications system, based on the Peer-to-Peer principle.

Definition:

VoIP is a technology that allows telephone calls to be made over computer networks like the Internet. VoIP converts analog voice signals into digital data packets and supports real-time, two-way transmission of conversations using Internet Protocol (IP).

VoIP calls can be made on the Internet using a VoIP service provider and standard computer audio systems. Alternatively, some service providers support VoIP through ordinary telephones that use special adapters to connect to a home computer network. Many VoIP implementations are based on the H.323 technology standard.

The technology is omnipresent but the business application is totally new as far as the Company knows –meaning the method of delivery is new for SIP VOIP application.

Definition:

SIP - Session Initiation Protocol - is a network communications protocol commonly employed for VoIP signaling. In VoIP networking, SIP is an alternative approach to signaling using the H.323 protocol standards.

SIP is designed to support the calling features of traditional telephone systems. However, unlike the traditional technology for telephone signaling, SIP is a peer-to-peer protocol. SIP is also a general-purpose protocol for multimedia communications not limited to voice applications.

Definition:

H.323 is a protocol standard for multimedia communications. H.323 was designed to support real-time transfer of audio and video data over packet networks like IP. The standard involves several different protocols covering specific aspects of Internet telephony. The International Telecommunications Union (ITU-T) maintains H.323 and these related standards.

Globetech intends to take all the features and benefits of Skype and embed them into a website, creating an accessible and on-demand VOIP/VOICE service.

Definition:

Skype is a computer program that can be used to make voice calls over the internet to anyone else who is also using Skype. It is necessary to download software onto your computer to use Skype. Once you download, register and install the software, you'll need to plug in a headset, speakers or compatible phone to start using Skype.

By embedding Peer to Peer VoIP services and features directly into a website Globetech will make communication easily accessible to anyone who is at home or abroad and is able to get access the Globetech website from their computer, friend’s computer, PDA, Wi-Fi Mobile, internet café, library computer – literally anywhere, anytime. Our marketing analogy is “Globetech is to VOIP, as Hotmail is to email”; accessible by logging into a website from anywhere using your login. This is a no software installation which Globetech feels is invasive technology with all the advantages of total mobility. Globetech wants to make affordable communication available from any computer.

Globetech’s web based (website) services delivery lends itself to building a portal around the core VoIP service with a push of services and products not previously offered with VoIP. The Globetech portal will be the 1st to offer incoming & outgoing full VoIP communication and real-time location based portal services through a single multi-lingual portal, and a single user account. These services will be designed, marketed and sold direct to consumer’s worldwide, leisure travelers and business travelers, small to medium sized businesses and institutions offering online (distance) education around the world. This allows Globetech to target three primary markets, the online dating market, transient consumer/business user and SME's.

Initially, Globetech will focus on a friendship/dating site to provide a tool for long distance communication between ”users” around the world offering real-time voice communication. The core converged VoIP and video conferencing service will be packaged for members registered around the globe. Globetech will enable members to log into the Globetech VoIP portal/website using their member login and become a part of a real-time live VoIP system. In addition, affiliate partnerships will be sought to increase exposure to provide sales revenues, and create a revenue stream.

By deploying Globetech as a fully web based service it is hoped that other opportunities from building a portal around the core VoIP service will become desirable. Any Globetech subscriber in the world will be able to access all common VoIP services and location based access to other members and/or friends and associates. Globetech is enabled to pursue sales and business relationships with various agencies to provide communication services based on any location connected to the internet. For example, web-based VoIP is ideal for the transient consumer or business user, particularly when offered with full real-time online travel planning and reservation services. In addition, Globetech could market to small to medium sized businesses with enterprise level package by offering self-managed on-demand VoIP and real-time portal services.

Globetech has servers based in Vancouver, British Columbia, Canada and is presently installing additional servers in Poland.

Mineral Property - British Columbia, Canada

On February 28, 2005, Globetech announced that it had entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. Since April 12, 2005, the Company has issued 250,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was made.

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

During 2008, the Company paid $NIL (2007 - $NIL) and issued an additional 100,000 (2007 - 50,000) shares. Under the option agreement with Manhattan, the Company no longer needs to make cash payments to the vendor.

Date	Shares	Issued
March 21, 2005/6/7	150,000	150,000 shares
		issued
March 21, 2008	100,000	100,000 shares
		issued
March 21, 2009	150,000	not issued

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

ITEM 5

Operating and Financial Review and Prospects

The Company has prepared Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles, which differ in certain respects from U.S. GAAP. You can read about some of the principal differences in Note 13 to the Consolidated Financial Statements, where you will find a reconciliation of our Consolidated Financial Statements and U.S. GAAP.

Results of Operations

Year Ended September 30, 2008

For the year ended September 30, 2008, the Company had a net loss of $518,856 compared to a net loss of $600,851 for the previous year. One of the major items is stock-based compensation expensed as a result of stock options granted in 2008. Without stock-based compensation expense of $223,209, the loss for 2008 is $295,647 down significantly from the previous year. The Company spent its efforts on finding a new business reducing the need for public relations and stock promotion, as can be seen in the reduction from $83,358 in 2007 to a mere $1,445 in 2008. Consulting fees were also down as a result of efforts focused on the dating site website business. The Company has retained its interest in the Gladys Lake mineral property where the cost of retaining its interest is low. The Company is considering moving the mining asset to a subsidiary company or selling its interest outright. At the moment the Company has an interest in two businesses.

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

Liquidity and Capital Resources

At September 30, 2008, the Company had a working capital deficiency of $110,014 as compared to the previous year end deficiency of 169,063. The Company retired loan interest of $36,250 by issuing 241,667 shares at a price of $0.15. In addition, the Company issued 2,366,817 of treasury stock for the settlement of debts of $294,686 during the year ended September 30, 2008. Pursuant to the acquisition of the Gladys Lake option, the Company issued 100,000 shares.

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

Legal Proceedings

Nil

Tabular Disclosure of Contractual Obligations

There were no outstanding loans at September 30, 2008.

The following table details loans payable as at September 30, 2007:

Interest on loan payable to Oloris Investments Corp., due on demand, interest at 10% per annum,	$36,250

The following table details loans payable as at September 30, 2006:

Loan payable to Oloris Investments Corp., due on demand, interest at 10% per annum,	$343,098

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

The directors and senior management of the Company are as follows:

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

Ian Bartholomew, Director

Ian Bartholomew is a Chartered Accountant in Vancouver B.C.

Ping Shen, Chief Financial Officer

Ping Shen is a Certified General Accountant in Vancouver B.C.

Cash Compensation:

Total compensation accrued and/or paid (directly and/or indirectly) to all directors/senior management during the fiscal year ended September 30, 2008 was $106,000.

The Company has no formal management agreements with any director or member of senior management.

Director Compensation:

The Company has no formal plan for compensating its Directors for their service in their capacity as such, or for services rendered to the Company as consultants or experts.

Stock Options:

During the financial ended September 30, 2008 the following stock options were outstanding to senior management and directors. There was 1,800,000 stock options granted for the year ended September 30, 2008 of which 1,600,000 were granted to officers and directors..

			Market Value
			of Securities
	Securities		Underlying
	Under	Exercise or	Options on
	Options	Base Price of	the Date of
Name	Granted	Security	Grant	Expiry Date
Casey Forward	600,000	$0.15	$0.16	December 20, 2010
Dr. Sachdeva	200,000	$0.15	$0.16	December 20, 2010
Ian Bartholomew	200,000	$0.15	$0.16	December 20, 2010
Ping Shen	600,000	$0.15	$0.16	December 20, 2010

A total of 1,200,000 options have been cancelled on December 20, 2007 and have been replaced with new options at $0.15 for a period of three years from December 20, 2007.

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

Employees

As of September 30, 2008, the end of the most resent fiscal year, the Company had no employees.

ITEM 7

Major Shareholders and Related Party Transactions

The Company’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government. The following table lists as of

February 9, 2009 each person who, to the knowledge of the Company, owns more than 5% of the Company’s voting securities and the total amount of the Company’s voting securities owned by the Company’s officers and directors.

Title of Class	Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Total
Common Shares	Cede & Co	11,308,494	35.4%
	CDS & Co	4,019,329	12.5%
	Officers and directors	1,715,000	5.4%

Related Party Transactions

(a) Loans from Related Parties

Nil

(b) Related Party Transactions

The Company has entered into the following
transactions with related parties:	2008	2007	2006
Management or consulting fees to officers of the
Company	$72,000	$84,000	$84,000

Consulting fees to a director(s)	32,000	56,000	-

	$106,000	$140,000	$46,000

Included in accounts payable and accrued liabilities was $3,865 (2007 - $13,958) due to a director, and $7,000 (2007 - $12,000) due to an officer of the Company.

Officer and directors entered into debt settlement agreements to retire debt of $115,500 and received 1,155,000 shares at $0.10 each.

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

ITEM 9

The Offer and Listing

The following table lists the volume of trading, high, low, and closing sales prices for the Company’s common shares for the last five months, the last eight fiscal quarters, and the last four fiscal years.

		US Dollars

Period Ended	High	Low	Closing

Monthly
February, 2009	0.16	0.10	0.14
January, 2009	0.17	0.02	0.16
December, 2008	0.05	0.01	0.01
November, 2008	0.05	0.03	0.03
October, 2008	0.08	0.04	0.08

Quarterly
December 31, 2008	0.08	0.01	0.01
September 30, 2008	0.20	0.07	0.08
June 30, 2008	0.30	0.11	0.20
March 31, 2008	0.19	0.10	0.12
December 31, 2007	0.34	0.16	0.19
September 30, 2007	0.30	0.16	0.20
June 30, 2007	0.31	0.17	0.27
March 31, 2007	0.32	0.20	0.26

Annually
September 30, 2008	0.34	0.07	0.08
September 30, 2007	0.32	0.17	0.27
September 30, 2006	0.82	0.19	0.21
September 30, 2005	0.67	0.13	0.17

The principal trading market is the OTC Bulletin Board where the common shares of the Company are quoted under the stock symbol GTVCF.OB. Effective February 19, 2004, the Company’s common shares were approved for trading over the counter on the Frankfurt and Berlin Stock Exchanges under the stock symbols GTVCF.F and GTVCF.BE respectively.

ITEM 10

Additional Information

Share Capital

Our authorized share capital as at September 30, 2008 was unlimited common shares without par value. Our issued and outstanding share capital at September 30, 2008 was 32,030,363.

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

E.      Taxation

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the ownership and disposition of our Common Shares.

     This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the ownership and disposition of our Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from or relating to the ownership and disposition of our Common Shares.

     No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities and Assumptions

     This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the U.S. of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Treaty”), in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations.

     This summary assumes that the U.S. Holder holds each Common Share as a capital asset within the meaning of Section 1221 of the Code.

U.S. Holders

     For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary

Taxation - Certain Canadian Income Tax Consequences to United States Investors

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

ITEM 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15

Controls and Procedures

Globetech has performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as at September 30, 2008. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer. The disclosure controls and procedures also ensures that the Form 20-F that it files is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of the chief executive officer and the chief financial officer.

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

The Company’s management, with the participation of the chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) as of the end of the period covered by this Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these disclosure controls and procedures are effective at the reasonable assurance level. As the Company is a small company without employees, the preparation of this report, and all financial reports are prepared by the chief executive officer and chief financial officer. The Company does employ consultants for some needs, all of whom report directly to the chief executive officer and chief financial officer There was no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.C

Principal Accountant Fees and Services

MacKay LLP was appointed the Company’s auditor effective March 27, 2003. Audit fees paid or accrued are as follows:

Audit fees (MacKay LLP) 2008		$30,502
Other fees in 2008	$	Nil
Audit fees (MacKay LLP) 2007		$19,000
Other fees in 2007		Nil
Audit fees (MacKay LLP) 2006		$12,000
Other fees in 2006		Nil

ITEM 16.D

Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17

Financial Statements

Not applicable.

ITEM 18

Financial Statements

See our consolidated financial statements beginning on page F-1.

ITEM 19

Exhibits

Software Licence and Service Agreement

Section 302 Certification - CEO

Section 302 Certification - CFO

Section 906 Certification - CEO

Section 906 Certification - CFO

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Casey Forward
Casey Forward
President and Chief Financial Officer

March 29, 2009

Globetech Ventures Corp.
(An exploration stage company)

Consolidated Financial Statements

For the year ended September 30, 2008

in Canadian dollars

CHARTERED ACCOUNTANTS
MacKay LLP

1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.mackay.ca

mackay.ca

Auditors' Report

To the Shareholders of
Globetech Ventures Corp.

We have audited the consolidated balance sheets of Globetech Ventures Corp. as at September 30, 2008 and 2007 and the consolidated statements of operations and deficit, shareholders' equity (deficiency) and cash flows for each of the years in the three year period ended September 30, 2008 and the period from December 1991 to September 30, 2008. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2008 and the period from December 1991 to September 30, 2008 in accordance with Canadian generally accepted accounting principles.

The financial statements as at September 30, 2001 and for period from December 1991 to September 30, 2001 were audited by another auditor who expressed an opinion without reservation on those statements in their report dated February 20, 2002.

MacKay LLP
Chartered Accountants

Vancouver, Canada
January 16, 2009

mackay.ca refers to the Canadian firm MacKay LLP

CHARTERED ACCOUNTANTS
MacKay LLP

1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.mackay.ca

mackay.ca

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements. Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended September 30, 2008 and assets, liabilities and shareholders' equity as at September 30, 2008 and 2007 to the extent summarized in note 13 to the consolidated financial statements.

MacKay LLP

Vancouver, Canada
January 16, 2009

Chartered Accountants

mackay.ca refers to the Canadian firm MacKay LLP

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Balance Sheets
(in Canadian dollars)

	September 30,	September 30,
	2008	2007

ASSETS

Current Assets
Cash	$15,259	$128
GST refundable	1,083	12,491
	16,342	12,619
Equipment (note 3)	2,316	1,076
Mineral properties (note 4)	109,231	94,231
Website costs (note 5)	725,000	-

	$852,889	$107,926

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$41,772	$145,432
Amount payable pursuant to license agreement (note 5)	84,584	-
Loans payable (note 7)	-	36,250
	126,356	181,682

SHAREHOLDERS' EQUITY (DEFICIENCY)

Capital stock
Authorized
Unlimited common shares with no par value
Issued and outstanding - (note 8)	36,321,603	35,225,667
Contributed surplus (note 9)	2,925,087	2,701,878
Deficit accumulated during the exploration stage	(38,520,157)	(38,001,301)

	726,533	(73,756)

	$852,889	$107,926

Going concern (note 1)
Commitments (notes 4 and 5)

/s/ Casey Forward
Casey Forward
President

/s/ Ping Shen
Ping Shen
Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Operations and Deficit
(in Canadian dollars)

	Period from
	December 1991	For the year ended September 30,
	to September
	30, 2008	2008	2007	2006
Revenue	$846,207	$-	$-	$-
Cost of revenues	1,362,702
Gross Profit (loss)	(516,495)	-	-	-
Administrative expenses
Accounting and legal (note 6)	1,221,570	42,502	44,658	44,335
Amortization	611,710	887	424	596
Consulting fees (note 6)	1,415,929	135,965	248,500	261,499
Directors fees	97,149	-	-	-
Interest and bank charges	806,645	790	68,065	88,986
Interest on long term debt	164,704	-	-	-
Management fees (note 6)	634,117	72,000	60,000	60,000
Office and miscellaneous	1,068,564	27,239	41,133	24,290
Property examination costs	20,213	-	20,213	-
Public relations	811,210	1,445	83,358	10,710
Regulatory and transfer agent fees	176,428	3,988	8,818	10,796
Repairs and maintenance	497,118	-	-	-
Salaries and wages	1,483,601	-	-	-
Stock-based compensation	3,231,963	223,209	-	-
Telephone	325,495	200	9,471	624
Travel and promotion	1,596,818	1,724	16,034	4,620
Website maintenance fees	9,000	9,000	-	-
	14,172,234	518,949	600,674	506,456
Income (loss) before other items	(14,688,729)	(518,949)	(600,674)	(506,456)
Other items
Equity loss from investment	(102,449)	-	-	-
Foreign exchange loss	(204,804)	-	(182)	(970)
Gain on settlement or write-down of debt	237,100	-	-	-
Impairment of notes receivable	(1,367,945)	-	-	-
Interest income	339,870	93	5	-
Miscellaneous income	114,695	-	-	-
Write-down of investment	(89,626)	-	-	-
Write-down of mineral properties	(4,857,651)	-	-	-
Recovery (write-off) of subsidiaries	(18,968,185)	-	-	-
	(24,898,995)	93	(177)	(970)
Loss from operations before income taxes and non-controlling
interest	(39,587,724)	(518,856)	(600,851)	(507,426)
Non-controlling interest	1,067,567	-	-	-
Net loss and comprehensive loss for the period	(38,520,157)	(518,856)	(600,851)	(507,426)
Deficit, beginning of period	-	(38,001,301)	(37,400,450)	(36,893,024)

Deficit, end of period	$(38,520,157)	$(38,520,157)	$(38,001,301)	$(37,400,450)

Basic and diluted loss per share		$(0.02)	$(0.03)	$(0.03)
Weighted average number of shares
Basic and diluted		21,396,073	17,315,172	15,036,926

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency)
(in Canadian dollars)

			Contributed
			Surplus and	Deficit
		Common	Equity portion of	accumulated
	Number of	Shares issued	convertible	during the
	shares	and fully paid	debentures	exploration stage	Total

Balance December, 1991	-	$-	$-	$-	$-
Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	(32,080)	(32,080)
Balance September 30, 1992	1,280,001	159,500	-	(32,080)	127,420
Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	(83,205)	-	-	(83,205)
Loss for the year	-	-	-	(105,902)	(105,902)
Balance September 30, 1993	2,242,001	653,495	-	(137,982)	515,513
Issuance of shares for cash
Private placements	400,000	576,000	-	-	576,000
Share issue costs	-	(60,622)	-	-	(60,622)
Loss for the year	-	-	-	(403,571)	(403,571)
Balance September 30, 1994	2,642,001	1,168,873	-	(541,553)	627,320
Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,440
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	(108,570)	-	-	(108,570)
Loss for the year	-	-	-	(343,044)	(343,044)
Balance September 30, 1995	3,299,070	2,628,713	-	(884,597)	1,744,116
Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	(365,874)	-	-	(365,874)
Loss for the year	-	-	-	(1,533,474)	(1,533,474)
Balance September 30, 1996	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency)
(in Canadian dollars)

			Contributed
			Surplus and	Deficit
		Common	Equity portion of	accumulated
	Number of	Shares issued	convertible	during the
	shares	and fully paid	debentures	exploration stage	Total
Balance forward	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077
Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for
acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	(472,562)	-	-	(472,562)
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the year	-	-	-	(2,822,786)	(2,822,786)
Balance September 30, 1997	9,781,255	23,066,949	169,760	(5,240,857)	17,995,852
Contingent consideration on acquisition of
subsidiary	-	(1,086,901)	-	-	(1,086,901)
Issued on conversion of debt	277,776	261,679	(59,219)	-	202,460
	10,059,031	22,241,727	110,541	(5,240,857)	17,111,411
Capital stock consolidation (7.5:1)	(8,717,827)	-	-	-	-
Issued on conversion of debt	221,234	519,691	(110,541)	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for the year	-	-	-	(20,236,904)	(20,236,904)
Balance September 30, 1998	2,112,438	22,872,570	(110,541)	(25,477,761)	(2,605,191)
Issued on settlement of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-		-	(706,147)	(706,147)
Balance September 30, 1999	3,545,802	24,476,599	-	(26,183,908)	(1,707,309)
Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	(74,141)	-	-	(74,141)
Loss for the year	-	-	-	(438,663)	(438,663)
Balance September 30, 2000	5,847,996	26,767,476	-	(26,622,571)	144,905
Issuance of shares for cash
Private placement	2,000,000	456,840	-	-	456,840
Issued for subscriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	(369,875)	-	-	(369,875)
Issued on acquisition of equity investment	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Share issue costs	-	(45,492)	-	-	(45,492)
Loss for the year	-	-	-	(1,822,692)	(1,822,692)
Balance September 30, 2001	9,489,939	$27,873,683	$-	$(28,445,263)	$(571,580)

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency)
(in Canadian dollars)

			Contributed
			Surplus and	Deficit
		Common	Equity portion of	accumulated
	Number of	Shares issued	convertible	during the
	shares	and fully paid	debentures	exploration stage	Total
Balance forward	9,489,939	$27,873,683	$-	$(28,445,263)	$(571,580)
Loss for the year	-	-	-	(319,713)	(319,713)
Balance September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)
Loss for the year	-	-	-	(47,171)	(47,171)
Balance September 30, 2003	9,489,939	27,873,683	-	(28,812,147)	(938,464)
Issuance of shares for cash
Private placements	1,797,674	1,299,990	-	-	1,299,990
Issued on conversion of debt	652,000	432,000	-	-	432,000
Acquisition of Brazil Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000
Share issue costs	-	(135,690)	-	-	(135,690)
Contributed surplus	-	-	2,429,100	-	2,429,100
Loss for the year	-	-	-	(7,302,024)	(7,302,024)
Balance September 30, 2004	13,939,613	33,519,983	2,429,100	(36,114,171)	(165,088)
Issuance of shares for cash
Private placement - August 4, 2004 - shares
issued due to repricing clause	302,326	-	-	-	-
Acquisition of Gladys Lake option	50,000	18,504	-	-	18,504
Issued on conversion of debt	180,000	76,704	-	-	76,704
Contributed surplus	-	-	579,654	-	579,654
Loss for the year	-	-	-	(778,853)	(778,853)
Balance September 30, 2005	14,471,939	33,615,191	3,008,754	(36,893,024)	(269,079)
Warrant shares issued	257,812	-	-	-	-
Acquisition of Gladys Lake option	50,000	10,500	-	-	10,500
Issued on conversion of debt	861,000	199,270	-	-	199,270
Loss for the year	-	-	-	(507,426)	(507,426)
Balance September 30, 2006	15,640,751	33,824,961	3,008,754	(37,400,450)	(566,735)
Issuance of shares for cash
Exercise of options	900,000	603,876	(306,876)		297,000
Acquisition of Gladys Lake option	50,000	16,500	-	-	16,500
Issued on conversion of debt	3,731,128	780,330	-	-	780,330
Loss for the year	-	-	-	(600,851)	(600,851)
Balance September 30, 2007	20,321,879	35,225,667	2,701,878	(38,001,301)	(73,756)
Issuance of shares for cash
Private placements	3,000,000	150,000	-	-	150,000
Acquisition of Gladys Lake option	100,000	15,000	-	-	15,000
Issued on conversion of debt	2,608,484	330,936	-	-	330,936
Acquisition of technology	6,000,000	600,000	-	-	600,000
Contributed surplus	-	-	223,209	-	223,209
Loss for the year	-	-	-	(518,856)	(518,856)
Balance September 30, 2008	32,030,363	$36,321,603	$2,925,087	$(38,520,157)	$726,533

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Cash Flows
(in Canadian dollars)

	Period from
	December 1991	For the year ended September 30,
	to September
	30, 2008	2008	2007	2006

Operating Activities
Net loss for the period	$(38,520,157)	$(518,856)	$(600,851)	$(507,426)
Items not involving cash
Accrued interest and foreign exchange on converted debt	531,386	-	31,678	88,887
Accrued interest on notes receivable	(83,213)	-	-	-
Amortization	611,710	887	424	596
Equity loss from investment	102,449	-	-	-
Impairment of notes receivable	1,367,945	-	-	-
Non-controlling interest	(1,067,567)	-	-	-
Shares issued on settlement of subsidiary debt	267,370	-	-	-
Write-down of investment	89,626	-	-	-
Write-down of mineral properties	4,857,651	-	-	-
Write-off subsidiaries, net of cash	18,738,788	-	-	-
Write-down of debt	(112,214)	-	-	-
Shares issued for services	55,000	55,000	-	-
Stock-based compensation	3,231,963	223,209	-	-
Change in non-cash working capital
GST refundable and other receivables	(188,163)	11,408	(8,523)	24,569
Inventory	(299,208)	-	-	-
Prepaid expenses and deposits	2,275	-	-	1,503
Accounts payable and accrued liabilities	3,631,024	136,026	243,867	357,893
Net cash used in operating activities	(6,783,335)	(92,326)	(333,405)	(33,978)

Financing Activities
Advances from related parties	1,284,949	-	-	-
Loans payable	36,250	-	36,250	-
Net proceeds on issuance of convertible debentures	4,949,465	-	-	-
Shares issued for cash (net of issue costs)	19,022,405	150,000	297,000	-
Net cash provided from financing activities	25,293,069	150,000	333,250	-

Investing Activities
Amount payable pursuant to license agreement (note 5)	84,584	84,584	-
Notes receivable advanced	(1,284,732)	-	-	-
Purchase of subsidiaries, net of cash	(1,355,771)	-	-	-
Purchase of equipment	(12,369,890)	(2,127)	-	-
Expenditures on mineral properties	(2,478,099)	-	-	(16,824)
Acquisition of technology	(125,000)	(125,000)
Due from related parties	(525,227)	-	-	-
Deposit	(440,340)	-	-	-
Net cash used in investing activities	(18,494,475)	(42,543)	-	(16,824)

Change in cash	15,259	15,131	(155)	(50,802)

Cash at beginning of period	-	128	283	51,085

Cash at end of period	$15,259	$15,259	$128	$283

Supplemental cash flow information (Note 11)

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2008
(in Canadian dollars)

1.	Nature of Operations and Going Concern

Globetech Ventures Corp. ("the Company") is incorporated under the laws of British Columbia, Canada. Its operating activities include a website service business and the retention of an interest in a mineral property.

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

The Company has recurring operating losses, an accumulated deficit of $38,520,157 and negative working capital of $110,014 at September 30, 2008. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.	Significant Accounting Policies Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant accounting policies are as follows:

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

Financial instruments

The Company's financial instruments consist of cash, accounts payable and accrued liabilities and amount payable pursuant to license agreement. The fair value of the Company's current assets and current liabilities are estimated by management to approximate their carrying values due to their immediate or short-term maturity. It is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

Effective October 1, 2007, the Company adopted the new accounting standards for financial instruments including the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855 "Financial Instruments - recognition and measurement", Section 3862 "Financial Instruments - disclosure and presentation", Section 3863 "Financial Instruments - presentation" and Section 3865, "Hedges". These standards have been applied prospectively.

The financial instruments standards established recognition and measurement criteria for financial assets, financial liabilities and financial derivatives. All financial instruments are required to be measured at fair value on initial recognition except in specific circumstances; changes in fair value in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available for sale", "held-to-maturity", "loans and receivables" or "other financial liabilities".

"Held-for-trading" financial assets and financial liabilities are measured at fair value with changes in fair value recognized in earnings. "Available for sale" financial assets are measured at fair value, with changes in fair value recognized in other comprehensive income. "Held-to-maturity" financial assets and "loans and receivables" and "other financial liabilities" are measured at amortized cost. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

The Company has classified its cash and cash equivalents as "held for trading" financial assets, its accounts payable and accrued liabilities, amount payable pursuant to license agreement and loans payable as "other financial liabilities".

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.

Derivatives embedded in other financial instruments must be separated and fair valued as separate derivatives under the new standard. The Company has not identified any derivatives nor embedded derivatives in any of its instruments.

The adoption of the new standards had no effect on opening deficit.

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2008
(in Canadian dollars)

2.	Significant Accounting Policies continued Comprehensive income

CICA Handbook Section 1530 "Comprehensive Income", requires the presentation of comprehensive income and its components. Comprehensive income is the change in the net assets of a company arising from transactions, events and circumstances not related to shareholders. The Company adopted, without restatement of prior periods, the recommendations included in this section as at October 1, 2007. The adoption of this accounting standard had no material impact on the financial results of the Company. For the year ended September 30, 2008 comprehensive loss was equal to net loss.

Mineral properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties. Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs. The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs. The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to which costs are capitalized or charged as impairment charges. Write-downs due to impairment in value are charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Website costs

Website costs include acquired website development, customer relationships and acquired technology. Amortization is provided on a straight-line basis over five years upon completion of the website based on estimated useful life. The Company has launched a beta site which is being used as a pre-launch site. The Company periodically evaluates intangible assets for impairment in accordance with CICA Handbook section 3063 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

The intangible assets are not amortized because the Company is not yet utilizing them on a commercial level. Amortization will begin upon the commencement of commercial use.

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2008
(in Canadian dollars)

2.	Significant Accounting Policies continued Impairment of long-lived assets

Canadian generally accepted accounting principles require long-lived assets and intangibles held and used by the Company to be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management determined that there has been no impairment of the Company's long-lived assets as at September 30, 2008.

Asset retirement obligations

Asset retirement obligations are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. An asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

Stock-based compensation

The Company follows the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, and accounts for all grants of options to employees, non-employees and directors in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. The fair value of stock-based compensation awards are calculated using the Black-Scholes option pricing model ("Black- Scholes"). All option grants vest immediately. Forfeitures are accounted for as they occur.

Basic and diluted loss per share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and loss carryforwards. Future tax assets and liabilities are measured using the substantively enacted tax rates expected to apply when the asset is realized or liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Share capital

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are subject to measurement uncertainty. Actual results could differ from these estimates. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and website development costs and the determination of fair value for stock based transactions. Where estimates have been used financial results as determined by actual events could differ from those estimates.

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2008
(in Canadian dollars)

2.	Significant Accounting Policies continued Risk management

The Company is engaged in website development and manages related industry risk issues directly. The Company may be at risk for user issues. Management is not aware of and does not anticipate any significant user remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of user issues affecting the Company, if any, have been fully determined or resolved. The Company may also be unable to develop adequate software to meet its needs.

The Company is also engaged in mineral exploration and manages related industry risk issues directly. The Company may be at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

The Company is not exposed to significant credit concentration or interest rate risk. The Company manages the liquidity risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

Changes in accounting policies

Effective October 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes.". This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective.

Recent Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

On January 8, 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, establishes standards for the recognition measurement and disclosure of goodwill and intangible assets. Section 3064 is effective for annual and interim financial statements for fiscal years beginning on or after October 1, 2008 and will be adopted on October 1, 2008.

The Canadian Accountability Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008 and will be adopted by the Company on October 1, 2008.

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date of these annual financial statements. Accordingly, it would be premature to assess the impact of the initiative on the Company at this time.

3.	Equipment

	September 30, 2008
		Accumulated	Net book
	Cost	amortization	value
Office equipment	$5,222	$5,056	$166
Computer equipment	28,439	26,289	2,150
	$33,661	$31,345	$2,316

	September 30, 2007
		Accumulated	Net book
	Cost	amortization	value
Office equipment	$5,222	$5,015	$207
Computer equipment	26,313	25,444	869
	$31,535	$30,459	$1,076

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2008
(in Canadian dollars)

4.	Mineral Properties and Deferred Mineral Property Expenditures

On February 28, 2005, Globetech announced that it had entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. Since April 12, 2005, the Company has issued 250,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was made.

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

During 2008, the Company paid $NIL (2007 - $NIL) and issued an additional 100,000 (2007 - 50,000) shares. Under the option agreement with Manhattan, the Company no longer needs to make cash payments to the vendor.

The schedule of share issuances is as follows:	Date	Shares	Status
	March 21, 2005/06/07	150,000	Issued
	March 21, 2008	100,000	Issued
	March 21, 2009	150,000
	For the year	For the year
	ended	ended	Cumulative to
The Company has incurred the following costs on the	September 30,	September 30,	September 30,
Gladys Lake property:	2008	2007	2008
Acquisition costs	$15,000	$16,500	$85,504
Exploration costs
Report	-	-	13,199
Assessment work	-	-	1,789
Geologist	-	-	4,000
Transportation	-	-	4,739
	$15,000	$16,500	$109,231

5.	Website Costs

The Company has entered into an agreement to license proprietary website software. The Company has agreed to pay an initial fee of $125,000 and issue six million shares (issued at a price of $0.10 per share as agreed to between the parties) in consideration of the license and the basic system. The Company has paid $40,418 towards the initial fee with the balance payable on or before December 31, 2009. The Company also agreed to pay a maintenance fee of $6,000 per month which provides ongoing services. The initial term is for one year where after the Company has the right to renew on an annual basis unless terminated by the Company by giving three month's notice. The licensor provides a basic host of services, and will provide or write additional program services at cost plus 20% plus royalties.

Intangible Assets can be summarized as follows:
Balance, September 30, 2007	$-
License fee	125,000
Website development costs	600,000
Balance, September 30, 2008	$725,000

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2008
(in Canadian dollars)

6.	Related Parties

The Company has entered into the following transactions with related parties which are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	For the year ended
	September 30,	September 30,
	2008	2007
Management fees to officers of the Company	$72,000	$60,000
Consulting fees paid to a director	16,000	56,000
Paid or accrued accounting fees to an officer	18,000	24,000
	$106,000	$140,000

Included in accounts payable and accrued liabilities was $3,865 (2007 - $13,958) due to a director, and $7,000 (2007 - $12,000) due to an officer of the Company.

Officer and directors entered into debt settlement agreements to retire debt of $115,500 and received 1,155,000 shares at $0.10 each.

Amounts due to related parties do not bear interest, are unsecured, and have no fixed payment terms. Accordingly the fair value cannot be readily determined.

7.	Loans Payable

	2008	2007
Loans payable which were unsecured, due on demand and bearing interest
at 10% per annum	$-	$36,250

On January 31, 2007 the Company entered into debt settlement agreements to retire debt of $343,908 plus additional interest of $31,678 for a total of $374,776. The debt was settled in part on May 4, 2007 by the issuance of 1,873,880 shares at a price of $0.20 per share. Additional interest of $36,250 had been recognized and the Company issued 241,667 shares at a price of $0.15 per share as payment in full. The shares were valued based on market price at the date of the debt settlement agreement less a discount for lack of market liquidity.

8.	Share Capital

	a)	Common Shares

The authorized share capital of the Company is unlimited without par value.

b)	Issued	Number of Shares		Share Capital
	Balance, September 30, 2006	15,640,751		33,824,961
	Acquisition of Gladys Lake option (note 4 )	50,000	$0.33	16,500
	Exercise of options	900,000	$0.33	297,000
	Shares issued for debt	1,873,880	$0.20	374,776
	Shares issued for debt	1,296,745	$0.20	259,349
	Shares issued for debt	271,500	$0.20	54,300
	Shares issued for debt	289,003	$0.318	91,905
	Contributed surplus allocated	-		306,876
	Balance, September 30, 2007	20,321,879		$35,225,667
	Shares issued for debt	2,608,484	$0.13	330,936
	Private placement	3,000,000	$0.05	150,000
	Acquisition of technology (note 5 )	6,000,000	$0.10	600,000
	Acquisition of Gladys Lake option (note 4 )	100,000	$0.15	15,000
	Balance, September 30, 2008	32,030,363		$36,321,603

The Company completed a private placement of 3,000,000 units at $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to purchase one common share for $0.10 exercisable until June 10, 2009.

The Company entered into debt settlement agreements to retire debt of $330,938 by issuing 2,608,484 shares at an average price of $0.13. Included in this amount is the issuance of 241,667 shares for interest on loans of $36,250 (note 7) and the issuance of 1,155,000 for amounts owing to related parties of $115,500 (note 6).

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2008
(in Canadian dollars)

8.	Share Capital continued c) Stock Options

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

The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of	Weighted average
	Options	exercise price
Outstanding and exercisable at September 30, 2006	2,100,000	US$ 0.54
Options granted	-	-
Options cancelled / expired	-	-
Options exercised	(900,000)	US$ 0.30
Outstanding and exercisable at September 30, 2007	1,200,000	US$ 0.78
Options granted	1,800,000	0.16
Options cancelled / expired	(1,200,000)	US$ 0.78
Options exercised	-	-
Outstanding and exercisable at September 30, 2008	1,800,000	$0.16

The Company has 1,800,000 stock options of which 1,600,000, exercisable at a price of $0.15, were granted on December 20, 2007 that expire on December 20, 2010 and 200,000, exercisable at a price of $0.20, were granted on July 31, 2008, expiring on July 31, 2010.

During the current and prior year, stock-based compensation has been recorded in the amount of $223,209 (2007 - Nil) and included in contributed surplus. The amount is management's estimate of the fair value of the 1,800,000 (2007 - Nil) stock options granted and vested during the year, and has been expensed in the statement of operations. The weighted average fair value of options granted during the year is as follows:

	2008		2007
		Weighted		Weighted
	Weighted	average fair	Weighted	average fair
	average exercise	value of option	average exercise	value of option
Exercise price:	price ($)	($)	price ($)	($)
equals	-	-	-	-
exceeds	0.20	0.07	-	-
less than	0.15	0.13	-	-
the market price of the stock on the grant date

The above fair value amounts were calculated using the Black Scholes option pricing model using the following weighted average assumptions:

	2008	2007
Risk free interest rate	3.8%	n/a
Expected life	2.86 years	n/a
Expected annual volatility	145.35%	n/a
Expected dividend	-	n/a

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2008
(in Canadian dollars)

8.	Share Capital continued

The following table summarizes information about stock options outstanding at September 30, 2008:

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted	Number	Weighted
	Number outstanding	remaining	average	exercisable at	average
Range of exercise	at September 30,	contractual life	exercise	September 30,	exercise
prices	2008	(years)	price	2008	price
$ 0.15 - $0.20	1,800,000	2.2	$0.16	1,800,000	$0.16

d)	Warrants

Pursuant to a private placement of 3,000,000 units, there are 3,000,000 warrants exercisable at $0.10 to purchase one common share until June 10, 2009.

9.	Contributed Surplus

Contributed surplus is as follows:	For the year	For the year
	ended	ended
	September 30,	September 30,
	2008	2007
Balance, beginning of year	$2,701,878	$3,008,754
Options granted	223,209	-
Options exercised	-	(306,876)
Balance, at end of year	$2,925,087	$2,701,878

10.	Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007
Loss before income taxes	$(518,856)	$(600,851)
Income tax recovery at statutory rates	(165,567)	205,010
Effect of tax rate change	960,458	(17,602)
Non-deductible items for tax purposes	71,501	-
Non-capital loss expired	145,778	(128,034)
Change in valuation allowance	(1,012,170)	(47,006)
	$-	$12,368

The significant components of the Company's future income tax assets are as follows:

	2008	2007
Future income tax assets
Property, plant and equipment	$8,078	$9,357
Mineral properties	1,514,594	1,805,862
Net capital losses available	2,838,701	3,384,604
Non-capital losses available	664,691	814,398
	5,026,064	6,014,221
Valuation allowance	(5,026,064)	(6,014,221)
	$-	$-

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2008
(in Canadian dollars)

10.	Income Taxes continued

The Company has incurred non-capital losses of approximately $2,556,503 which may be applied to reduce taxable income in future years. These non-capital losses will expire as follows:

2009	$277,536
2010	176,816
2014	502,637
2015	198,359
2026	506,830
2027	600,427
2028	293,898
$2,556,503

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

11.	Supplemental Cash Flow Information

	2008	2007
Financing Activities
Share capital issued for:
Website costs	$600,000	$-
Mineral property	$15,000	$16,500
Debt	$330,936	$374,776
Long-term debt (repayment)	$(330,936)	$(374,776)
Investing Activities
Investment in mineral property	$(15,000)	$(16,500)
Website costs	$(600,000)	$-

12.	Segmented Information

The Company operates primarily in two segments, being website development and mineral exploration. The following are significant items.

	For the year	For the year
	ended	ended
	September 30,	September 30,
Amortization	2008	2007
Website development	$887	$-
Mineral exploration	-	424
	$887	$-

Stock-based compensation
Website development	$14,715	$-
Mineral exploration	208,494	-
	$223,209	$-

Total expenditures for equipment
Website development	$2,127	$-
Mineral exploration	-	-
	$2,127	$-

Total capitalized expenditures
Website development	$725,000	$-
Mineral exploration	15,000	16,500
	$740,000	$16,500

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2008
(in Canadian dollars)

13.	Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (in Canadian dollars)

These financial statements are prepared in accordance with GAAP in Canada, which differs in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

		For the year ended September 30
	Period from
	December 1991
	to September 30,
	2008	2008	2007	2006
Loss for the year under Canadian GAAP	$(38,520,157)	$(518,856)	$(600,851)	$(507,426)
Mineral property expenditures expensed under US GAAP	(109,231)	(15,000)	(16,500)	(27,324)
Website development costs	(600,000)	(600,000)	-	-
Compensation expense on granting of stock options	(3,388,662)	-	-	-
Compensation expense on release of escrow shares	(3,435,000)	-	-	-
United States GAAP	$(46,053,050)	$(1,133,856)	$(617,351)	$(534,750)
Gain (loss) per share - United States GAAP		$(0.03)	$(0.03)	$(0.04)

			2008	2007
Total assets under Canadian GAAP			$852,889	$107,926
Website development costs expensed under US GAAP			(600,000)	-
Mineral property expenditures expensed under United States GAAP			(109,231)	(94,231)
Total assets under United States GAAP			$143,658	$13,695

Total liabilities under United States GAAP			$126,356	$181,682
Capital stock under Canadian GAAP			$36,321,603	$35,225,667
Cumulative compensation expense on granting of stock options			3,388,662	3,388,662
Cumulative compensation expense on release of escrow shares			3,435,000	3,435,000
Contributed surplus as reported			2,925,087	2,701,878
Capital stock under United States GAAP			$46,070,352	$44,751,207
Deficit under Canadian GAAP			$(38,520,157)	$(38,001,301)
Mineral property expenditures expensed under US GAAP			(109,231)	(94,231)
Website development costs			(600,000)	-
Cumulative compensation expense on granting of stock options			(3,388,662)	(3,388,662)
Cumulative compensation expense on release of escrow shares			(3,435,000)	(3,435,000)
Deficit under United States GAAP			$(46,053,050)	$(44,919,194)
Shareholders' deficiency under United States GAAP			17,302	(167,987)

Shareholders' deficiency and liabilities under United States GAAP			$143,658	$13,695

a)	Mineral property exploration and development

Under United States GAAP, all mineral exploration property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. This has resulted in a decrease to assets of $109,231 and an increase in loss for the year of $15,000.

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
September 30, 2008
(in Canadian dollars)

13.	Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (in Canadian dollars) continued

	b)	Website development costs

Under United States GAAP research and development costs incurred on website development are expensed as incurred.

	c)	Stock based compensation

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

	e)	New accounting pronouncements Fair Value Measurements ("SFAS 157")

FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This Standard applies under other accounting pronouncements where fair value is the relevant measurement attribute and as a result does not require any new fair value measurements. The Standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this Standard but believes that the impact will not be significant.

Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159")

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure financial instruments and certain other items at fair value. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related financial assets and financial liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this Standard but believes that the impact will not be significant.

FIN 141(R), Business Combinations and FAS 160, Non-controlling Interests in Consolidated Financial Statements

These Statements are effective for fiscal years beginning after December 15, 2008. FIN 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FAS160 requires all entities to report non-controlling (minority) interests in subsidiaries in the same way - as equity in the consolidated financial statements. The impact of adopting these Standards is not expected to be material.

FAS 161, Disclosures about Derivative Instruments and Hedging Activities.

This standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early adoption encouraged. The impact of adopting this Standard is not expected to be material.