Form 20-F
period 2009-09-30
GLOBETECH VENTURES CORP
filed 2010-03-31
CIK 947994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2009

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
32,494,363 Common Shares as at September 30, 2009

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]    No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer (as defined in Rule 12b-2 of the Act).

[   ] Large Accelerated Filer        [   ]    Accelerated Filer           [X] Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.
[   ] Item 17    [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).
[   ] Yes    [X] No

PART III	22
ITEM 17 - Financial Statements	22
ITEM 18 - Financial Statements	22
ITEM 19 - Exhibits	22

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

ITEM 2.                Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.                Key Information

Selected Financial Data

The selected consolidated financial data for each of the years in the most recent five-year periods ended September 30, 2009 have been derived from our consolidated financial statements and the related notes. The consolidated financial statements for the year ended September 30, 2009 can be found included in this Annual Report beginning on page F-1.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. Refer to Note 14 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Summary Financial Data

		Year		Year		Year		Year		Year
		ended		ended		ended		ended		ended
		September		September		September		September		September
		30, 2009		30, 2008		30, 2007		30, 2006		30, 2005
Canadian GAAP:
Revenue	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Loss for the year		(999,218)		(518,856)		(600,851)		(507,426)		(778,853)
Basic and diluted loss per share		(0.03)		(0.02)		(0.03)		(0.03)		(0.05)
Weighted average shares outstanding		32,268,780		21,396,073		17,315,172		15,036,926		14,340,414
Dividends		Nil		Nil		Nil		Nil		Nil
Total assets		10,725		852,889		107,926		83,482		133,628
Shareholder equity (Deficiency)		(197,757)		726,533		(73,756)		(566,735)		(269,079)

U.S. GAAP:
Loss for the year		(975,491)		(518,856)		(600,851)		(534,750)		(829,260)
Basic and diluted loss per share		(0.03)		(0.02)		(0.03)		(0.04)		(0.06)
Weighted average shares outstanding		32,268,780		21,396,073		17,315,172		15,036,926		14,340,414
Total Assets		10,725		829,162		84,199		5,751		83,321
Shareholder Equity (Deficiency)		(197,757)		702,806		(97,483)		(644,466)		(319,486)

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

	Average	High	Low	Close
February 2010	.9471	.9639	.9275	.9512
January 2010	.9584	.9779	.9336	.9347
December 2009	.9473	.9645	.9304	.9532
November 2009	.9414	.9597	.9195	.9425
October 2009	.9489	.9795	.9123	.9328
September 2009	.9241	.9439	.9005	.9211

Fiscal Year Ended 09/30/2009	.8508	.9593	.7653	.9211
Fiscal Year Ended 09/30/2008	.9917	1.0908	.9262	.9437
Fiscal Year Ended 09/30/2007	.9002	1.0041	.8437	1.0041
Fiscal Year Ended 09/30/2006	.8754	.9148	.8345	.8979
Fiscal Year Ended 09/30/2005	.8181	.8601	.7836	.8542

Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

Globetech’s principle business activities is the exploration and development of mineral properties of which the Company has no ore reserves and no revenue. In addition the Company will require capital to explore for minerals which may not be readily available. The Company does not have any positive cash flow from operations. The Company relies on private placements, exercise of stock options and warrants to raise funds from equity.

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

     A.                Information on the Company

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

The Company is currently a reporting issuer under the securities laws of British Columbia and Alberta.

     B.                Business Overview

The Company’s head office and principal place of business is located at Suite 1130 – 789 West Pender Street, Vancouver, British Columbia V6C 1H2.

Globetech’s principal business activities are the exploration and development of mineral properties with the intent of developing a mine and the production and processing of mineral resources. The Company does not have any mineral properties containing a known ore deposit. The Company had previously launched a website and was intent in developing a service business from that website. With no significant results and insufficient capital the Company went back to mineral exploration, a business that the directors and officers are familiar with.

The Company’s primary focus for 2010 is to conduct exploration programs on the Gold Buck property.

The Company is affected by seasonality, with winter conditions making exploration on the property difficult at this early stage of exploration.

     C.                Organizational Structure

The Company was incorporated in the province of British Columbia. The Company has no significant subsidiaries and is taking steps to wind down all old subsidiary companies.

     D.                Property, Plant and Equipment

The Company rents executive and administrative office space located at Suite 1130 – 789 West Pender Street, Vancouver, British Columbia, V6C 21H2, Canada, for the sum of $2,000 per month.

     E.                Mineral Property – Gold Buck, British Columbia, Canada

On September 30, 2009 the Company signed an option agreement to earn a 100% interest, subject to a 3% Net Smelter Return (NSR) Royalty, in the 500 hectare porphyry copper-gold Goldbuck property in the Quesnel Trough of Central British Columbia. The road accessible property lies 58 kilometres east of Williams Lake.

The Goldbuck property lies 5 kilometres northeast of the blind Fjordland Exploration Inc. copper-gold-molybdenum Southeast Zone recently discovered on their Woodjam property. The Goldbuck property is underlain by Eocene calc-alkaline volcanic and sediment and Miocene flood basalt cover rocks. The Triassic Jurassic Takomkane batholith lies immediately to the southern boundary of the property.

A property wide soil geochemistry program was completed on the Goldbuck property by a previous company in 2006. This program was successful in identifying two linear copper-in-soil anomalies: A – 150 to 550 metres wide and 1200 metres long and B – 250 to 550 metres wide by 950 metres long. Selective follow up excavator trenching consistently intersected a hardpan layer at a depth of 2.5 metres. Composite soil samples from the base of the trenches returned copper values from 19 to 40 ppm.

Globetech plans a program of Mobile Metal Ion (MMI) soil geochemistry to penetrate through the hardpan layer and 35 line kilometres of follow-up Induced Polarization (IP) surveying to test the copper-in-soil anomalies in advance of diamond drilling.

Globetech is earning a 100% interest, subject to a 3% Net Smelter Return (NSR) royalty by issuing 2.1 million shares and by making cash payments totaling $350,000 over the next 32 months. Globetech can purchase ½ of the NSR for $1,000,000 at any time up to the 5th anniversary of the agreement.

R. Tim Henneberry, P.Geo., an independent consultant to Globetech, is the Qualified Person as defined in National Instrument 43-101, Canada, who has reviewed and approved the technical content of the above referenced material.

     F.                Website

Globetech had provided an on-demand 100% web-based VoIP (Voice Over IP) portal/service that operated on the Peer-to-Peer principle with a real-time location based portal built around the core converged VoIP/VIDEO service. Globetech wanted to provide online-members a way to communicate globally with their peers in real-time via a single portal. In addition reports were designed to record time, location and other data for management purposes. It was envisaged that other organizations could also benefit from the competitive advantage of the resale of critically needed value added Sales or e-Learning tools to their entire customer or salesperson base.

Globetech’s business model was based on 4 integral components: (1) Browser-Based Peer-to-Peer VOIP, (2) low cost subscription based post-payment Billing Method, (3) incentivised 2 tier global channel partner network accessing untapped vertical markets, and (4) First ever real-time Portal & Social Community Networks built around the core browser-based Peer-to-Peer VOIP service that allows account reports.

A Peer-to-Peer VOIP service embedded in a browser places on-demand globally accessible VOIP service via any computer was the main feature. It also provided a portal environment built around it with a push of location based travel & accommodation services for leisure and business purposes. Ultimately, Globetech was designing a 100% embedded dialler inside a web browser making both VOICE/VIDEO (plus other services such as SMS & file sharing) accessible as well as real-time portal services to anyone in a non-invasive manner to any network or computer. Uniquely, the billing system allows users to track all VOIP, pay-per-use services, value-added services, & real-time portal services to their global account on a per-use basis. Therefore any subscriber can use any “connected” computer to make & receive long-distance calls, and use their subscription account to track a number of activities.

Globetech had launched a beta version of its dating site under the website name: “matingcall.com”. This site was operational with some of its features installed. The purpose was to debug the site and also populate it.

In operating the site for several months the Company did not record any significant increase in membership and decided that it did not have the necessary capital to engage in major marketing campaigns. The Company does not believe organic growth would produce any significant results. The Company decided not to pursue this technology and return to mineral exploration.

     G.                Mineral Property – Gladys Lake, British Columbia, Canada

On February 28, 2005, Globetech announced that it had entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon. The Company kept the property on the basis that molybdenum would be a good prospective metal and that this property was in close proximity to a prospective mine going into production. Molybdenum prices soared from a low of $3.00 to over $30.00 per pound but have settled in a range below $10.00. It seemed improbable to raise equity funds on a commodity that is so volatile and the Company decided not to pursue this project. Effectively the Company had no interest in pursuing this property for some time but waited for the vendors to effectively terminate the agreement. There are no residual effects.

ITEM 5

Operating and Financial Review and Prospects

The Company has prepared Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles, which differ in certain respects from U.S. GAAP. You can read about some of the principal differences in Note 14 to the Consolidated Financial Statements, where you will find a reconciliation of our Consolidated Financial Statements and U.S. GAAP.

Results of Operations

Year Ended September 30, 2009

For the year ended September 30, 2009, the Company had a net loss of $999,218 compared to a net loss of $518,856 for the previous year. The major items in 2009 was the write down of the previously held mineral property at Gladys Lake for $109,231 and the write down of the website costs of $725,000. It was decided not to pursue the Gladys Lake property as the price of molybdenum was too low and very volatile. The Company waited for the vendors to demand payment under the terms of the agreement and effectively lost any rights to the property. The Company also decided not to pursue the website business as results were disappointing and as a result where additional financing to improve penetration would be very difficult. The Company decided to go back to mineral exploration with the addition of a gold exploration property. Various operating costs have been reduced as a conscious effort to sustain operations.

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

Liquidity and Capital Resources

At September 30, 2009 the Company had a working capital deficiency of $207,757. The Company expects to issue shares for debt and raise additional financing from a private placement.

At September 30, 2008, the Company had a working capital deficiency of $110,014 as compared to the previous year end deficiency of $169,063. The Company retired loan interest of $36,250 by issuing 241,667 shares at a price of $0.15. In addition, the Company issued 2,366,817 shares from treasury for the settlement of debts of $294,686 during the year ended September 30, 2008. Pursuant to the acquisition of the Gladys Lake option, the Company issued 100,000 shares.

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

Legal Proceedings

Nil

Tabular Disclosure of Contractual Obligations

There were no outstanding loans at September 30, 2009 and 2008.

ITEM 6

Directors, Senior Management, and Employees

The directors and senior management of the Company are as follows:

Name	Position	Year in Which Elected or Appointed

Casey Forward	President, CEO & Director, Chief Financial Officer	2003
Dr. K. Sachdeva	Director	2004
Ian Bartholomew	Director	2006

Casey Forward, President, CEO, CFO, Director

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

Ian Bartholomew, Director

Ian Bartholomew is a Chartered Accountant in Vancouver B.C.

Cash Compensation:

Total compensation accrued and/or paid (directly and/or indirectly) to all directors/senior management during the fiscal year ended September 30, 2009 was $54,000.

The Company has no formal management agreements with any director or member of senior management.

Director Compensation:

The Company has no formal plan for compensating its Directors for their service in their capacity as such, or for services rendered to the Company as consultants or experts.

Stock Options:

As at September 30, 2009 the following stock options were outstanding to senior management and directors.

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

Employees

As of September 30, 2009, the end of the most resent fiscal year, the Company had no employees.

ITEM 7

Major Shareholders and Related Party Transactions

The Company’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government. The following table lists as of March 26, 2010 each person who, to the knowledge of the Company, owns more than 5% of the Company’s voting securities and the total amount of the Company’s voting securities owned by the Company’s officers and directors.

Title of Class	Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Total
Common Shares	Cede & Co	11,297,794	32.7%
	CDS & Co	4,219,329	12.2%
	Officers and directors	1,715,000	5.4%

Related Party Transactions

(a) Loans from Related Parties

Nil

 (b) Related Party Transactions

The Company has entered into the following
transactions with related parties:	2009	2008	2007
Management or consulting fees to officers of the Company	$36,000	$72,000	$84,000

Consulting fees to a director(s)	18,000	34,000	56,000

	$54,000	$106,000	$140,000

As at September 30, 2009, there was $101,748 (2008 - $3,865) due to two directors, and $25,000 (2008- $7,000) due to a former director and officer of the Company.

Officer and directors entered into debt settlement agreements to retire debt of $nil (2008 - $115,500) and received nil (2008 - 1,155,000) shares at $0.10 each.

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

	US Dollars

Period Ended	High	Low	Closing

Monthly
February, 2010	$0.08	$0.03	$0.03
January, 2010	0.08	0.03	0.03
December, 2009	0.05	0.03	0.03
November, 2009	0.04	0.01	0.01
October, 2009	0.05	0.04	0.04
September, 2009	0.05	0.03	0.04

Quarterly
December 31, 2009	0.05	0.01	0.03
September 30, 2009	0.08	0.03	0.04
June 30, 2009	0.16	0.06	0.06
March 31, 2009	0.17	0.02	0.13
December 31, 2008	0.08	0.01	0.01
September 30, 2008	0.20	0.07	0.08
June 30, 2008	0.30	0.11	0.20
March 31, 2008	0.19	0.10	0.12

Annually
September 30, 2009	0.17	0.01	0.04
September 30, 2008	0.34	0.07	0.08
September 30, 2007	0.32	0.17	0.27
September 30, 2006	0.82	0.19	0.21
September 30, 2005	0.67	0.13	0.17

The principal trading market is the OTC Bulletin Board where the common shares of the Company are quoted under the stock symbol GTVCF.OB. Effective February 19, 2004, the Company’s common shares were approved for trading over the counter on the Frankfurt and Berlin Stock Exchanges under the stock symbols GTVCF.F and GTVCF.BE respectively.

ITEM 10

Additional Information

Share Capital

Our authorized share capital as at September 30, 2009 was unlimited common shares without par value. Our issued and outstanding share capital at September 30, 2009 was 32,494,363.

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

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

ITEM 11 - Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12 - Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13 - Defaults, Dividends Arrearages and Delinquencies

Not applicable.

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2009 (the “Evaluation Date”). This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the Evaluation Date as a result of the material weaknesses in internal control over financial reporting discussed below.

Disclosure controls and procedures are those controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Notwithstanding the assessment that our internal control over financial reporting was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 20-F for the year ended September 30, 2009 fairly present our financial condition, results of operations and cash flows in all material respects.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Company.

Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect material misstatements. In addition, effective internal control at a point in time may become ineffective in future periods because of changes in conditions or due to deterioration in the degree of compliance with our established policies and procedures.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in there being a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was not effective as of the Evaluation Date.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of Evaluation Date and identified the following material weaknesses:

Insufficient Resources: We have an inadequate number of personnel with requisite expertise in the key functional areas of finance and accounting.

Inadequate Segregation of Duties: We have an inadequate number of personnel to properly implement control procedures.

Insufficient Written Policies & Procedures: We have insufficient written policies and procedures for accounting and financial reporting.

Management is committed to improving its internal controls and will (1) continue to use third party specialists to address shortfalls in staffing and to assist the Company with accounting and finance responsibilities, (2) increase the frequency of independent reconciliations of significant accounts which will mitigate the lack of segregation of duties until there are sufficient personnel and (3) prepare and implement sufficient written policies and checklists for financial reporting and closing processes and (4) may consider appointing outside directors and audit committee members in the future.

Management, including our Chief Executive Officer and the Chief Financial Officer, has discussed the material weakness noted above with our independent registered public accounting firm. Due to the nature of this material weakness, there is a more than remote likelihood that misstatements which could be material to the annual or interim financial statements could occur that would not be prevented or detected.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

Changes in internal control over financial reporting

As of the Evaluation Date, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended September 30, 2009 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the effectiveness of controls and procedures

Our management, including our Chief Executive Officer and the Chief Financial Officer, do not expect that the our controls and procedures will prevent all potential errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.A - Audit Committee Financial Expert

The Board of Directors has determined that Ian Bartholomew, member of the audit committee, qualifies as Audit Committee Financial Expert in accordance with the terms of Item 16.A of Form 20-F. For further information please refer to ITEM 6. – Directors, Senior Management, and Employees.

ITEM 16.B - Code of Ethics

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

ITEM 16.C - Principal Accountant Fees and Services

Davidson & Company LLP was appointed the Company auditors effective March 2, 2009. Previously MacKay LLP was appointed the Company’s auditor effective March 27, 2003. Audit fees paid or accrued are as follows:

Audit fees (Davidson & Company LLP) 2009		$35,560
Other fees in 2009	$	Nil
Audit fees (MacKay LLP) 2008		$30,502
Other fees in 2008		Nil
Audit fees (MacKay LLP) 2007		$19,000
Other fees in 2007		Nil

ITEM 16.D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16.F - Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G - Corporate Governance

Not applicable.

PART III

ITEM 17 - Financial Statements

Not applicable.

ITEM 18 - Financial Statements

See our consolidated financial statements beginning on page F-1.

ITEM 19 - Exhibits

Gold Buck Option Agreement

Globetech Ventures Corp.
(A development stage company)

Consolidated Financial Statements
(Expressed in Canadian dollars)

September 30, 2009

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

SEPTEMBER 30, 2009

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Globetech Ventures Corp.

We have audited the consolidated balance sheet of Globetech Ventures Corp. as at September 30, 2009 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at September 30, 2008 and for the years ended September 30, 2008 and 2007 contain reconciliations of the financial statements between Canadian and United States generally accepted accounting principles, which prior to the restatement of the reconciliation of differences as described in Note 3, were examined by other auditors who expressed an opinion without reservation on those statements in their report dated January 16, 2009.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

January 28, 2010
(except as to Note 13 and Note 14 which
is as of March 29, 2010)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated January 28, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

January 28, 2010
(except as to Note 13 and Note 14 which
is as of March 29, 2010)

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada  V7Y 1G6
Telephone (604) 687-0947   Fax (604) 687-6172

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
AS AT SEPTEMBER 30

	2009	2008

ASSETS

Current
Cash	$546	$15,259
GST refundable	179	1,083

Total current assets	725	16,342

Equipment (Note 4)	-	2,316
Mineral properties (Note 5)	10,000	109,231
Website license (Note 6)	-	725,000

Total assets	$10,725	$852,889

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$96,734	$30,907
Amount payable pursuant to website license agreement (Note 6)	-	84,584
Due to related parties (Note 7)	111,748	10,865

Total current liabilities	208,482	126,356

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares with no par value
Issued and outstanding (2009 - 32,494,363; 2008 – 32,030,363)	36,396,531	36,321,603
Contributed surplus	2,925,087	2,925,087
Deficit	(38,845,906)	(38,520,157)
Deficit accumulated during the exploration stage	(673,469)	-

Total shareholders’ equity (deficiency)	(197,757)	726,533

Total liabilities and shareholders’ equity (deficiency)	$10,725	$852,889

Going concern (Note 1)
Subsequent events (Note 13)

On behalf of the Board:

“Casey Forward”	Director	“Ping Shen”	Director

The accompanying notes are an integral part of these consolidated financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)

	Cumulative from
	the start of the
	exploration stage
	beginning
	July 1, 2009 to	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2009	2008	2007

EXPENSES
Accounting and legal (Note 7)	$24,500	$54,207	$42,502	$44,658
Amortization	1,519	2,316	887	424
Consulting fees (Note 7)	-	87,128	135,965	248,500
Interest and bank charges	-	2,098	790	68,065
Management fees (Note 7)	-	36,000	72,000	60,000
Office and miscellaneous	6,000	30,179	27,239	41,133
Property examination costs	-	-	-	20,213
Public relations	-	2,231	1,445	83,358
Regulatory and transfer agent fees	1,034	7,844	3,988	8,818
Stock-based compensation	-	-	223,209	-
Telephone	-	-	200	9,471
Travel and promotion	-	-	1,724	16,034
Website maintenance fees	-	27,568	9,000	-

	33,053	249,571	518,949	600,674

Net loss before other items	(33,053)	(249,571)	(518,949)	(600,674)

OTHER ITEMS
Foreign exchange loss	-	-	-	(182)
Interest income	-	-	93	5
Gain on settlement of debt	84,584	84,584	-	-
Write-down of mineral properties	-	(109,231)	-	-
Write-down of website license	(725,000)	(725,000)	-	-

	(640,416)	(749,647)	93	(177)

Net loss for the period	$(673,469)	$(999,218)	$(518,856)	$(600,851)

Basic and diluted loss per common share		$(0.03)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding		32,268,780	21,396,073	17,315,172

The accompanying notes are an integral part of these consolidated financial statements.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in Canadian dollars)

					Deficit
					accumulated
		Common			during the
	Number of	Shares Issued	Contributed		exploration
	Shares	and Fully Paid	Surplus	Deficit	stage	Total

Balance, September 30, 2006	15,640,751	$33,824,961	$3,008,754	$(37,400,450)	$-	$(566,735)
Issuance of shares for cash:
Exercise of options	900,000	603,876	(306,876)	-	-	297,000
Acquisition of Gladys Lake option	50,000	16,500	-	-	-	16,500
Issued on conversion of debt	3,731,128	780,330	-	-	-	780,330
Loss for the year	-	-	-	(600,851)	-	(600,851)

Balance, September 30, 2007	20,321,879	35,225,667	2,701,878	(38,001,301)	-	(73,756)
Issuance of shares for cash:
Private placements	3,000,000	150,000	-	-	-	150,000
Acquisition of Gladys Lake option	100,000	15,000	-	-	-	15,000
Issued on conversion of debt	2,608,484	330,936	-	-	-	330,936
Acquisition of technology	6,000,000	600,000	-	-	-	600,000
Stock-based compensation	-	-	223,209	-	-	223,209
Loss for the year	-	-	-	(518,856)	-	(518,856)

Balance, September 30, 2008	32,030,363	36,321,603	2,925,087	(38,520,157)	-	726,533
Issued for services	850,000	138,175	-	-	-	138,175
Treasury shares to be cancelled	(375,000)	(60,937)	-	-	-	(60,937)
Shares cancelled	(11,000)	(2,310)	-	-	-	(2,310)
Loss for the year	-	-	-	(325,749)	(673,469)	(999,218)

Balance, September 30, 2009	32,494,363	$36,396,531	$2,925,087	$(38,845,906)	$(673,469)	$(197,757)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Cumulative from
	the start of the
	exploration stage
	beginning
	July 1, 2009 to	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(673,469)	$(999,218)	$(518,856)	$(600,851)
Items not involving cash
Accrued interest and foreign exchange on converted debt	-	-	-	67,928
Amortization	1,518	2,316	887	424
Gain on settlement of debts	(84,584)	(84,584)	-	-
Write-down of mineral properties	-	109,231	-	-
Write-down of website license	725,000	725,000	-	-
Shares issued for services	-	74,928	-	-
Stock-based compensation	-	-	223,209	-

Changes in non-cash working capital items:
GST refundable and other receivables	258	904	11,408	(8,523)
Accounts payable and accrued liabilities	39,392	65,827	206,119	359,997
Due to related parties	(8,130)	90,883	(15,093)	(116,130)

Net cash used in operating activities	(15)	(14,713)	(92,326)	(297,155)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash	-	-	150,000	297,000

Net cash provided by financing activities	-	-	150,000	297,000

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of website license	-	-	(40,416)	-
Purchase of equipment	-	-	(2,127)	-

Net cash used in investing activities	-	-	(42,543)	-

Change in cash during the period	(15)	(14,713)	15,131	(155)

Cash, beginning of period	561	15,259	128	283

Cash, end of period	$546	$546	$15,259	$128

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

1.	NATURE OF OPERATIONS AND GOING CONCERN

Globetech Ventures Corp. ("the Company") was incorporated under the laws of British Columbia, Canada. During the year ended September 30, 2005, the Company entered into a mineral property option agreement whereby it could earn a 100% interest in the Gladys Lake molybdenum property in the province of British Columbia. In order to earn its interest the Company was required to pay a total of $95,000 over a period of four years and issue 400,000 of its common shares over this same time period. From the date of acquisition to September 30, 2008 the Company paid a total of $85,504 in acquisition costs and incurred nominal exploration costs of $23,727. During the year ended September 30, 2008, the Company decided to refocus its business activities and entered into a website software licensing agreement for the use of online dating services. To acquire the website license the Company was required to pay an initial fee of $125,000 and issue 6,000,000 of its common shares. During fiscal 2008 the Company paid and/or accrued $125,000 and issued the 6,000,000 common shares which had a fair value of $600,000. During the fourth quarter of fiscal 2009 the Company reviewed the traffic to the website and determined that it was not being populated as contemplated and decided not to continue pursuing this venture. As a result the Company wrote-off its investment in the web site license in the fourth quarter of fiscal 2009. During the fourth quarter of 2009 the Company decided to change its business focus and entered into a mineral property option agreement to acquire a 100% interest in the Gold Buck claims located in the Williams Lake area of British Columbia, Canada, by paying a total of $350,000 over a period of three years and issuing 2,100,000 common shares of the Company.

The Company is considered to be in the exploration stage and is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared assuming the Company will continue on a going- concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

	2009	2008

Working capital (deficiency)	$(207,757)	$(110,014)
Deficit	(38,845,906)	(38,520,157)
Deficit accumulated during the exploration stage	(673,469)	-

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

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

Financial instruments

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and amount payable pursuant to website license agreement. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values due to their immediate or short-term maturity. It is management’s opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

The Company has classified its cash as “held for trading” financial assets, its accounts payable and accrued liabilities, due to related parties and amount payable pursuant to website license agreement as "other financial liabilities".

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

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral properties (cont’d…)

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Intangible assets

Intangible assets, consisting of a website license and software, are recorded at acquisition cost.

The intangible assets are not amortized but subject to management’s review of impairment annually or when events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable.

Research and development costs

The Company expenses development costs as they are incurred. Development costs are expensed as incurred until the commercialization of the website is achieved at which time any additional costs will be capitalized and amortized prospectively over their estimated economic life. To date, the Company has not capitalized any development costs.

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

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

The Company follows the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, and accounts for all grants of options to employees, non-employees and directors in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. The fair value of stock-based compensation awards are calculated using the Black-Scholes option pricing model ("Black-Scholes"). All option grants vest immediately.

Basic and diluted loss per share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of common shares outstanding during the respective periods. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

The following outstanding warrants and stock options were excluded from the diluted loss per share computation as their effect would have been anti-dilutive:

	2009	2008	2007

Stock options	1,800,000	1,800,000	1,200,000
Warrants	-	3,000,000	3,000,000

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and loss carryforwards. Future tax assets and liabilities are measured using the substantively enacted tax rates expected to apply when the asset is realized or liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are subject to measurement uncertainty. Actual results could differ from these estimates. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and website license and the determination of fair value for stock based transactions. Where estimates have been used financial results as determined by actual events could differ from those estimates.

Adoption of new accounting policies

CICA Handbook section 1400 - general standards of financial statements

This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

EIC 174 – Mining exploration costs

The AcSB issued EIC-174, "Mining Exploration Costs" which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The standard applies to financial statements issued after March 27, 2009.

CICA Handbook section 3064 - goodwill and other intangibles assets

This new section replaces Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

The Company adopted these standards effective October 1, 2008 and management has determined that the adoption of these new standards did not have a material impact on the financial statements of the Company or its business.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Future changes in accounting policies

Business combinations, non-controlling interests and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after October 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning October 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

International financial reporting standards

In addition to the above new accounting standards, the Accounting Standards Board (“AcSB”), in 2006, published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	RESTATEMENT

During the year ended September 30, 2009, the Company restated the following reconciled financial statements under United States GAAP (Note 14):

	a)	Balance sheet as of September 30, 2008 under United States GAAP

The $85,504 of accumulated acquisition costs of the Company’s mineral properties and $600,000 of acquisition costs of website licenses should be capitalized under United States GAAP. The result is the increase of total assets by $685,504 and a reduction of the deficit by $685,504.

	b)	Statements of operations for the year ended September 30, 2008 under United States GAAP

The mineral property acquisition costs of $15,000, which were the value of shares issued towards the payment of a mineral property per an option agreement, should be capitalized under United States GAAP. The result is a decrease of net loss for the year by $15,000 and an increase in non-current assets of $15,000 under United States GAAP.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

3.	RESTATEMENT (cont’d…)

	b)	(cont’d…)

The website license acquisition costs of $600,000, which consists of share issuances towards a license purchase agreement were expensed, when they should be capitalized under United States GAAP. The result is a decrease of net loss for the year by $600,000 and an increase in non-current assets of $600,000 under United States GAAP.

	c)	Statements of operations for the year ended September 30, 2007 under United States GAAP

Mineral property acquisition costs of $16,500, which were the value of shares issued towards the payment of a mineral property per an option agreement, should be capitalized under United States GAAP. The result is a decrease of net loss for the year by $16,500 and an increase in non-current assets of $16,500 under United States GAAP.

4.	EQUIPMENT

	September 30,			September 30,
	2009			2008

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Office equipment	$-	$-	$-	$5,222	$5,056	$166
Computer equipment	-	-	-	28,439	26,289	2,150

	$-	$-	$-	$33,661	$31,345	$2,316

5.	MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

For the year ended September 30, 2009	Gold Buck	Gladys Lake	Total

Acquisition costs, beginning of year	$-	$85,504	$85,504
Cash	10,000	-	10,000

Acquisition costs, end of year	10,000	-	10,000

Deferred exploration expenditures, beginning of year	-	23,727	-

Deferred exploration expenditures, end of year	-	23,727	-

Total	10,000	109,231	119,231

Writen-off	-	(109,231)	(109,231)

Balance, end of year	$10,000	$-	$10,000

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

5.	MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Accumulated costs to September 30, 2008	Gladys Lake	Total

Acquisition costs
Cash	$25,000	$25,000
Shares	60,504	60,504

	85,504	85,504

Deferred exploration expenditures
Report	13,199	13,199
Assessment work	1,789	1,789
Geologist	4,000	4,000
Transportation	4,739	4,739

	23,727	23,727

Balance at September 30, 2008	$109,231	$109,231

Gold Buck claims

On September 30, 2009, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gold Buck claim located east of Williams Lake, British Columbia.

In order to earn a 100% interest, the Company is required to pay a total of $350,000, in ascending payments over a period of three years. The agreement also calls for the issuing of 2,100,000 shares of Globetech (issued subsequent to September 30, 2009). The vendor would retain a 3% Net Smelter Return Royalty, half of which can be purchased by the Company for the sum of $1,000,000 at any time within five years.

Cash terms are:

(i)	down payment of $10,000; (paid)
(ii)	payment of $20,000 on or before January 31, 2010;
(iii)	payment of $50,000 on or before June 12, 2010;
(iv)	payment of $10,000 on or before September 30, 2010;
(v)	payment of $100,000 on or before June 12, 2011;
(vi)	payment of $10,000 on or before September 30, 2011
(vii)	payment of $100,000 on or before June 12, 2012;
(viii)	payment of $50,000 on or before September 30, 2012.

Gladys Lake

On March 21, 2005, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property located in the Atlin area of the Province of British Columbia .

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

5.	MINERAL PROPERTIES AND DEFERRED MINERAL PROPERTY EXPENDITURES (cont’d…)

Gladys Lake (cont’d…)

In order to earn a 100% interest, the Company was required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also called for the issuing of 400,000 shares of Globetech over this same period. Since April 12, 2005, the Company has issued 250,000 shares from treasury. After a four-year period, the Company agreed to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company would issue to the vendor a further 400,000 shares of Globetech. The vendor would retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was made.

During 2008, the Company paid $NIL (2007 - $NIL) and issued an additional 100,000 (2007 - 50,000) shares. During the current year the Company decided not to proceed with the development of the property and has written off accumulated costs of $109,231.

6.	WEBSITE LICENSE

The Company entered into an agreement to license proprietary website software. The Company agreed to pay an initial fee of $125,000 and issue six million shares (issued at a price of $0.10 per share as agreed to between the parties) in consideration of the license and the basic system. The Company has paid $40,418 towards the initial fee with the balance payable on or before December 31, 2009. The Company also agreed to pay a maintenance fee of $6,000 per month which provides ongoing services. The initial term was for one year where after the Company had the right to renew on an annual basis unless terminated by the Company by giving three month's notice. The licensor was to provide a basic host of services, and was to provide or write additional program services at cost plus 20% plus royalties. The Company reviewed the traffic to the site and decided that the website service was not being populated as contemplated and decided not to continue pursuing this venture.

Intangible assets can be summarized as follows:

Balance at September 30, 2007	$-
License fee	725,000

Balance at September 30, 2008	725,000
Write-down of website	(725,000)

Balance, September 30, 2009	$-

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

7.	RELATED PARTIES

The Company has entered into the following transactions with related parties which are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	September 30,	September 30,
	2009	2008

Management fees to officers of the Company	$36,000	$72,000
Consulting fees paid to a director	-	16,000
Paid or accrued accounting fees to an officer	18,000	18,000

	$54,000	$106,000

Officers and directors entered into debt settlement agreements to retire debt of $nil (2008 - $115,500) and received nil shares (2008 - 1,155,000) at $0.10 each.

Amounts due to related parties do not bear interest, are unsecured, and have no fixed payment terms.

8.	SHARE CAPITAL

a)	Common shares

The authorized share capital of the Company is unlimited without par value. All shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation in assets upon liquidation. At any general meeting, subject to the restrictions on joint registered owners of the Company’s common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll every shareholder has one vote for each share of which he or she is the registered owner and may exercise such vote either in person or by proxy. The Company’s directors may, from time to time, declare and authorize payment of dividends. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights. There are no provisions for surrender, sinking or purchase funds.

b)	Share issuance

During the year ended September 30, 2009

The Company issued 850,000 shares at an average price of US$0.13 for services of which 375,000 are being returned to treasury for cancellation. In addition 11,000 shares valued at $2,310 issued in 2006 for services were returned for cancellation.

During the year ended September 30, 2008

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

8.	SHARE CAPITAL (cont’d…)

	b)	Share issuance (cont’d…)

The Company completed a private placement of 3,000,000 units at $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to purchase one common share for $0.10 exercisable until June 10, 2009.

The Company entered into debt settlement agreements to retire debt of $330,936 by issuing 2,608,484 shares at an average price of $0.13. Included in this amount is the issuance of 241,667 shares for interest on loans of $36,250 and the issuance of 1,155,000 for amounts owing to related parties of $115,500 (Note 7).

	c)	Stock options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 6,498,872 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted.

The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted	Aggregate
	Number of	Average	Intrinsic
	Options	Exercise Price	Value

Outstanding and exercisable at September 30, 2006	2,100,000	US$ 0.78
Options exercised	(900,000)	US$ 0.30

Outstanding and exercisable at September 30, 2007	1,200,000	US$ 0.78
Options granted	1,800,000	0.16
Options cancelled/expired	(1,200,000)	US$ 0.78
Options exercised	-	-

Outstanding and exercisable at September 30, 2008 and 2009	1,800,000	$0.16	$-

The Company has 1,800,000 stock options of which 1,600,000, exercisable at a price of $0.15, were granted on December 20, 2007 that expire on December 20, 2010 and 200,000, exercisable at a price of $0.20, were granted on July 31, 2008, expiring on July 31, 2010.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

8.	SHARE CAPITAL (cont’d…)

	c)	Stock options (cont’d…)

During 2009, stock-based compensation has been recorded in the amount of $nil (2008 - $223,209; 2007 - $Nil) and included in contributed surplus. The amount is management's estimate of the fair value of nil (2008 - 1,800,000; 2007 - Nil) stock options granted and vested during the year, and has been expensed in the statement of operations.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company’s common stock as quoted on the OTC Bulletin Board as of September 30, 2009. The Company received cash payments for the exercise of stock options in the amount of $Nil, $Nil and $297,000 for the years ended September 30, 2009, 2008 and 2007, respectively. The aggregate intrinsic values of stock option awards exercised was $Nil, $Nil and $Nil for the years ended September 30, 2007, 2008 and 2009, respectively, as determined at the date of option exercise.

The above fair value amounts were calculated using the Black Scholes option pricing model using the following weighted average assumptions:

	2009	2008	2007

Risk free interest rate	-	3.8%	-
Expected life	-	2.86 years	-
Expected annual volatility	-	145.35%	-
Expected dividend	-	-	-
Weighted average fair value of each option	-	$0.12	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

The following table summarizes information about stock options outstanding at September 30, 2009:

	Options Outstanding			Options Exercisable

	Weighted
	Number	Average		Number
	Outstanding	Remaining	Weighted	Exercisable at	Weighted
	at September	Contractual	Average	September 30,	Average
Range of exercise prices	30, 2009	Life (Years)	Exercise Price	2009	Exercise Price

$ 0.15 - $0.20	1,800,000	1.2	$0.16	1,800,000	$0.16

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

8.	SHARE CAPITAL (cont’d…)

	d)	Warrants

Pursuant to a private placement of 3,000,000 units, there were 3,000,000 warrants exercisable at $0.10 to purchase one common share which expired on June 10, 2009.

9.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2009	2008	2007

Loss before income taxes	$(999,218)	$(518,856)	$(600,851)

Income tax recovery at statutory rates	$(301,014)	$(165,567)	$(208,015)
Non-deductible expenses	33,603	71,501	147
Unrecognized (recognized) benefit of non-capital losses	267,411	94,066	207,868

Future income tax recovery	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2009	2008

Future income tax assets
Property, plant and equipment	$8,000	$8,078
Mineral properties	365,000	337,437
Net capital losses available	2,730,000	2,838,701
Non-capital losses available	570,000	664,691

	3,673,000	3,848,907
Valuation allowance	(3,673,000)	(3,848,907)

	$-	$-

The Company has incurred non-capital losses of approximately $2,279,000 which may be applied to reduce taxable income in future years to 2029. In addition, the Company has net capital losses of approximately $21,836,000 which may be applied against taxable capital gains in the future. These net capital losses can be carried forward indefinitely. Also, the Company has available certain exploration and development expenditures to reduce taxable income of future years.

Future tax benefits which arise as a result of these future income tax assets have not been recognized in these financial statements as they are not considered more likely than not to be realized.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

10.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2009	2008	2007

Cash paid during the year for interest	$-	$-	$-

Cash paid during the year for income taxes	$-	$-	$-

	2009	2008	2007

Shares issued for:
Website costs	$-	$600,000	$-
Mineral property	-	15,000	16,500
Debt settlement		330,938	780,330

Mineral property in due to related parties	10,000	-	-

Accounts payable in website costs	-	84,584	-

11.	CAPITAL DISCLOSURES

The Company considers its capital to consist of its debt and equity. Its objectives when managing capital are to safeguard the entity’s ability to continue as a going concern and to identify, acquire and explore mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. There were no changes in the Company’s approach to capital management during fiscal 2009. Neither the Company nor its subsidiary are subject to externally imposed capital requirements.

12.	FINANCIAL INSTRUMENTS AND RISKS

The Company's financial instruments consist of cash, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

12.	FINANCIAL INSTRUMENTS AND RISKS (cont’d…)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

	i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

	ii)	Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and goods and services tax recoverable is due from government agencies.

	iii)	Currency risk

As of September 30, 2009, the Company does not have assets or liabilities in foreign currency and therefore is not exposed to foreign currency risk.

	iv)	Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2009, the Company had a cash balance of $546 to settle current liabilities of $208,482. There is a risk that the Company may not be able to fulfill its obligation when a liability is due. All of the Company’s financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

	v)	Other price and market risk

The Company’s financial instruments are all short term and exposed to other price and market risks should the fair value of future cash flows from financial instruments fluctuate.

Management does not feel that the Company is exposed to significant risk as its financial instruments are not expected to significantly fluctuate over the short term.

In general, fair values determined by Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair value determined by Level 2 inputs utilize observable inputs other Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities. Fair values determined by Level 3 inputs are observable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

12.	FINANCIAL INSTRUMENTS AND RISKS (cont’d…)

The following table presents information about the Company’s financial assets and liabilities that have been measured at fair value as of September 30, 2009, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values.

	Fair Value at	Quoted Prices in	Significant Other
	September 30,	Active Markets	Observable
Description	2009	(Level 1)	Inputs (Level 2)

Assets:
Cash	$546	$546	$-

Assets measured at fair value at September 30, 2009	$546	$546	$-

Liabilities:
Accounts payable and accrued liabilities	$96,734	$-	$96,734
Due to related parties	$111,748	$-	$111,748

Liabilities measured at fair value at September 30, 2009	$208,482	$-	$208,482

13.	SUBSEQUENT EVENTS

Subsequent to year end, the Company issued 2,100,000 shares towards its mineral property option agreement (Note 5).

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

		2009			2008

	Balance,		Balance,	Balance,		Balance,
	Canadian		United States	Canadian		United States
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
						(restated)

Current assets	$725	$-	$725	$16,342	$-	$16,342
Equipment	-	-	-	2,316	-	2,316
Website costs	-	-	-	725,000	-	725,000
Mineral properties	10,000	-	10,000	109,231	(23,727)	85,504

	$10,725	$-	$10,725	$852,889	$(23,727)	$829,162

Current liabilities	$208,482	$-	$208,482	$126,356	$-	$126,356
Shareholders’ equity (deficiency)	(197,757)	-	(197,757)	726,533	(23,727)	702,806

	$10,725	$-	$10,725	$852,889	$(23,727)	$829,162

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	Period from
	July 1, 2009 to
	September 30,
	2009	2009	2008	2007
			(restated)	(restated)
Loss for the period, Canadian GAAP	$(673,469)	$(999,218)	$(518,856)	$(600,851)
Adjustments:
Mineral properties and deferred exploration costs	-	23,727	-	-

Loss for the period, United States GAAP	$(673,469)	$(975,491)	$(518,856)	$(600,851)

Basic and diluted loss per common share, United States GAAP		$(0.03)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding, United States GAAP		32,268,780	21,396,073	17,315,172

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2009

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of cash flows

There were no material differences between Canadian GAAP and United States GAAP on the statements of cash flows for the year ended September 30, 2007, 2008 and 2009 and for the period from July 1, 2009 to September 30, 2009.

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP, exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Impact of recent United States accounting pronouncements

i)

In December 2007, the Financial Accounting Standard Board (FASB) issued guidance related to Business combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interests arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be expensed. This statement will be effective for the Company’s 2010 fiscal year. The Company is currently assessing the impact of the adoption of the new accounting standard.

ii)

In December 2007, the FASB issued guidance related to Non-controlling Interests in Consolidated Financial Statements. The guidance establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). It also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of the guidance, the Company would be required to report any non-controlling interests as a separate component of stockholders’ equity. The Company would also be required to present any net income allocable to non-controlling interests and net operations. The guidance is effective for the Company’s 2010 fiscal year, except for the presentation and disclosure requirements, which will be applied retroactively. The Company is currently assessing the impact of the adoption of the new accounting standard.

iii)

In March 2008, the FASB issued the guidance related to Disclosure and Derivative Instruments and Hedging Activities. The guidance changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. The guidance is effective for the Company’s 2010 fiscal year. Early adoption is permitted. The Company does not believe the adoption of the guidance will have a material impact on its operating results, financial position or cash flows.

SIGNATURES

          The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Casey Forward
Casey Forward
President and Chief Financial Officer

March 30, 2010