Form 20-F
period 2010-09-30
GLOBETECH VENTURES CORP
filed 2011-02-10
CIK 947994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: September 30, 2010
OR
[ ]	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission File Number 0-26414

GLOBETECH VENTURES CORP.
(Exact Name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1130 – 789 West Pender Street, British Columbia V6C 1H2
(Address of principal executive offices)

Casey Forward: 604-641-4461; caseyforward@uniserve.com; Suite 1130 – 789 West Pender Street, Vancouver, British Columbia  V6C 1H2
(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

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

46,906,563 Common Shares as at September 30, 2010

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days
Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one):	Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ]	International Financial Reporting Standards as issued by International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [ ]	Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

ii

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
PART I	1
ITEM 1. Identity of Directors, Senior Management, and Advisors	1
ITEM 2. Offer Statistics and Expected Timetable	1
ITEM 3. Key Information	1
Risk Factors	3
ITEM 4	5
A. Information on the Company	5
B. Business Overview and progress of the Company	5
C. Organizational Structure	6
D. Property, Plant and Equipment	6
E. Mineral Properties - Gold Buck, British Columbia, Canada	6
F. Mineral Properties - White Channel, British Columbia, Canada	7
ITEM 5	14
Operating and Financial Review and Prospects	14
Results of Operations	15
Liquidity and Capital Resources	15
Capital Disclosures	16
Financial Instruments and Risks	16
Research and Development	17
Off Balance Sheet Arrangements	17
Legal Proceedings	17
Tabular Disclosure of Contractual Obligations	17
ITEM 6	18
Directors, Senior Management, and Employees	18
ITEM 7	19
Major Shareholders and Related Party Transactions	19
Related Party Transactions	20
ITEM 8	20
Financial Information	20
ITEM 9	21
The Offer and Listing	21
ITEM 10	21
Additional Information	21
Taxation - Certain Canadian Income Tax Consequences to United States Investors	26
ITEM 11 - Quantitative and Qualitative Disclosures about Market Risk	26
ITEM 12 - Description of Securities Other Than Equity Securities	26
PART II	27
ITEM 13 - Defaults, Dividends Arrearages and Delinquencies	27
ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds	27
ITEM 15. CONTROLS AND PROCEDURES	27
ITEM 16.A - Audit Committee Financial Expert	29
ITEM 16.B - Code of Ethics	29
ITEM 16.C - Principal Accountant Fees and Services	29
ITEM 16.D - Exemptions from the Listing Standards for Audit Committees	29
ITEM 16.E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers	30
ITEM 16.F - Changes in Registrant's Certifying Accountant	30
ITEM 16.G - Corporate Governance	30
PART III	30
ITEM 17 - Financial Statements	30
ITEM 18 - Financial Statements	30
ITEM 19 - Exhibits	30

iii

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

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

The selected consolidated financial data for each of the years in the most recent five-year periods ended September 30, 2010 have been derived from our consolidated financial statements and the related notes.  The consolidated financial statements for the year ended September 30, 2010 can be found included in this Annual Report beginning on page F-1.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP.  Refer to Note 13 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Summary Financial Data

	Year ended September 30, 2010	Year ended September 30, 2009	Year ended September 30, 2008	Year ended September 30, 2007	Year ended September 30, 2006
Canadian GAAP:
Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Loss for the year	(236,714)	(999,218)	(518,856)	(600,851)	(507,426)
Basic and diluted loss per share	(0.01)	(0.03)	(0.02)	(0.03)	(0.03)
Weighted average shares outstanding	37,374,498	32,268,780	21,396,073	17,315,172	15,036,926
Dividends	Nil	Nil	Nil	Nil	Nil
Total assets	13,759	10,725	852,889	107,926	83,482
Shareholder equity (Deficiency)	(101,220)	(197,757)	726,533	(73,756)	(566,735)

U.S. GAAP:
Loss for the year	(236,714)	(975,491)	(518,856)	(600,851)	(534,750)
Basic and diluted loss per share	(0.01)	(0.03)	(0.02)	(0.03)	(0.04)
Weighted average shares outstanding	37,374,498	32,268,780	21,396,073	17,315,172	15,036,926
Total Assets	10,725	10,725	829,162	84,199	5,751
Shareholder Equity (Deficiency)	(101,220)	(197,757)	702,806	(97,483)	(644,466)

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

	Average	High	Low	Close

December 2010	.9912	1.0023	.9720	1.0001
November 2010	.9881	1.0021	.9741	.9802
October 2010	.9823	1.0017	.9645	.9815
September 2010	.9666	.9808	.9368	.9719
August 2010	.9628	.9888	.9374	.9500
July 2010	.9573	.9748	.9367	.9690

Fiscal Year Ended 09/30/2010	.9606	1.0068	.9123	.9719
Fiscal Year Ended 09/30/2009	.8508	.9593	.7653	.9211
Fiscal Year Ended 09/30/2008	.9917	1.0908	.9262	.9437
Fiscal Year Ended 09/30/2007	.9002	1.0041	.8437	1.0041
Fiscal Year Ended 09/30/2006	.8754	.9148	.8345	.8979

Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

Globetech’s principle business activity is the exploration and development of mineral properties of which the Company has no ore reserves and no revenue. In addition the Company will require capital to explore for minerals which may not be readily available. The Company does not have any positive cash flow from operations. The Company relies on private placements, exercise of stock options and warrants to raise funds from equity.

The Company is subject to a number of significant uncertainties and risks including those described below and those described elsewhere in this Annual Report.  These and other risk factors, may ultimately affect the Company in a manner and to a degree that cannot be foreseen at this time.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. These adjustments could be material.

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

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, instalment of additional equipment, or remedial actions.  Parties engaged in mineral exploration and development activities may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

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

B. Business Overview and progress of the Company

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

The Company’s primary focus for 2010 is to develop the White Channel property. The White Channel property contains silica which the Company feels is ready for near term production. In addition to silica production the deposit also carries gold values.

On June 15, 2010, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the White Channel claim located east of Williams Lake, British Columbia.

In order to earn a 100% interest, the Company is required to pay a total of $475,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 2,000,000 shares of Globetech.  The vendor would retain a 2% Net Smelter Return Royalty, half of which can be purchased by the Company for the sum of $1,000,000 at any time within five years.

Cash terms are:

(i)	payment of $25,000 on or before January 31, 2011 ($13,000 paid);
(ii)	payment of $25,000 on or before February 28, 2011;
(iii)	payment of $25,000 on or before March 31, 2011;
(iv)	payment of $100,000 on or before June 15, 2011;
(v)	payment of $100,000 on or before June 15, 2012;
(vi)	payment of $100,000 on or before June 15, 2013;
(vii)	payment of $100,000 on or before June 15, 2014.

Plan of Operations

The Company’s primary source of funds since incorporation has been through the issuance of equity.  The Company must complete additional private placements to continue with its plans. The Company has continued on as a result of loans made by shareholders and related parties.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel. The Company added an additional director in 2010.

United States vs. Foreign Sales/Assets

During Fiscal 2010/2009/2008, the Company had no sales revenue.

C. Organizational Structure

The Company was incorporated in the province of British Columbia. The Company has no significant subsidiaries. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sacolco (Pty) Ltd. ("Sacolco"), Glowing Green Minerals Ltd. ("Glowing"), and its 60% owned subsidiary Qasim Mining Enterprises Ltd. ("QMEL"). These consolidated financial statements also include the accounts of the wholly owned subsidiaries of Sacolco, Impro Metals (Pty) Ltd. and Sachemco (Pty) Ltd. All significant inter-company balances and transactions have been eliminated.

D. Property, Plant and Equipment

The Company has no material tangible fixed assets, such as mining equipment or plant facilities. The Company rents executive and administrative office space located at Suite 1130 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2, Canada, for the sum of $1,000 per month.

E. Mineral Properties – Gold Buck, British Columbia, Canada

On September 30, 2009 the Company signed an option agreement to earn a 100% interest, subject to a 3% Net Smelter Return (NSR) Royalty, in the 500 hectare porphyry copper-gold Gold Buck property in the Quesnel Trough of Central British Columbia. The road accessible property lies 58 kilometres east of Williams Lake.

The Gold Buck property lies 5 kilometres northeast of the Fjordland Exploration Inc. copper-gold-molybdenum Southeast Zone recently discovered on their Woodjam property.   The Gold Buck property is underlain by Eocene calc-alkaline volcanic and sediment and Miocene flood basalt cover rocks. The Triassic Jurassic Takomkane batholith lies immediately to the southern boundary of the property.

A property wide soil geochemistry program was completed on the Gold Buck property by a previous company in 2006. This program was successful in identifying two linear copper-in-soil anomalies: A – 150 to 550 metres wide and 1200 metres long and B – 250 to 550 metres wide by 950 metres long. Selective follow up excavator trenching consistently intersected a hardpan layer at a depth of 2.5 metres. Composite soil samples from the base of the trenches returned copper values from 19 to 40 ppm.

Globetech had planned a program of Mobile Metal Ion (MMI) soil geochemistry to penetrate through the hardpan layer and 35 line kilometres of follow-up Induced Polarization (IP) surveying to test the copper-in-soil anomalies in advance of diamond drilling.

R. Tim Henneberry, P.Geo., an independent consultant to Globetech, is the Qualified Person as defined in National Instrument 43-101, Canada, who reviewed and approved the technical content of the above referenced material.

The Company on examination of the Gold Buck property felt that the current status of the property was too grass roots in spite of its location of being surrounded by Fjordland Exploration Inc. (their Woodjam project)  whom have a joint venture with Gold Fields Ltd. and have completed the 3rd largest drilling program in British Colombia (2010). Instead the Company opted to drop the Gold Buck property and take on the White Channel property.

F. Mineral Properties – White Channel, British Columbia, Canada

The White Channel property is in close proximity to the Gold Buck and the Company feels this property has better attributes.

The Company engaged Richard Munroe, P.Geo. FGAC , an independent consultant to examine the property. “The property is roughly 50 km east of Williams Lake on the main highway. (300 km from Vancouver) The highway crosses the claims in two locations and access is excellent. Year round operations are possible in this project. Water can be obtained from wells and electrical services are nearby. The scope of the project was to begin the literature search of the area and look for specific details pertaining to the three claims held by the company;

399611
416708
399044

The mineral tenure covers the materials under the surface and two placer claims held by others cover portions of the surface of 399044. These placer claims are considered cover claims that only hinder the initial operations of the project. The owners are known and the placer rights can apparently be obtained from them at a moderate cost after negotiation. The placer claims cover gold and other valuable metals recoverable from sluicing and other such operations but cannot be set into action upon without permission from the mineral tenure holder.

This region was the initial source of placer gold operations in the region in the mid 1800’s. A host of reports exist on the enormous gold recovered from placer mines all across the Horsefly River area and then to the north around Barkerville and Likely. However, much of the early work production was not recorded and only a portion of the recovered gold was noted in any official capacity. Millions of dollars of $20/ounce gold was recovered from the area east of and on the eastern edges of the claims in the past. World events and economic conditions coupled with the loss of easy gold finds around 1905 resulted in the shutting down of the operations in the area and prospectors moved north to the new easy ground.

Several mine shafts in excess of 500 feet were dug by hand in the area to recover the deep going from drifts and adits across the landscape. The shafts and adits were mostly dug in cemented gravels that were from what was later found to be an ancient river course. The Tertiary gravel resource meanders around the region and has its head waters high in the mountains to the east. The cobble size and down well worn quartz and quartzite gravels are cemented both loosely and firmly with a mixture of mica and calcite. Intermixed with the mica matrix are pay streaks of fine gold with occasional nuggets that are generally found at depth in the channels, near bedrock. The gold is associated with rusty sections and blue clays.

However, notes from the BC Minister of Mines reports indicate that a particular type of quartz clast (blue gravel) is also auriferous. This will have to be further studied to determine the possible grades from this type of quartz gravel. Any possible gold recovery would have to be done using non placer methods at depth. This requires the property to be considered as an industrial mineral project at the outset.

The White Channel materials found on the property are similar to those reported from the three largest placer mines just to the east (1.5 miles) and were dug (via shaft) over 500 feet deep. It is not known if the gravels on the claim are this deep or only represent flanking gravels. However, it is the only known location on the area where the white gravels come to surface and therefore deserve to be explored.

Several reports have been filed with the Mines Branch in the past detailing the quality of the silica from the clasts. A sorting operation will have to be developed to properly assess the materials and gold may be a byproduct of this operation. Platinum values have also been reported in this area in the past as it is associated with the placer gold.

The known deposit has a spotty outcropping with makes resource estimates difficult but it is thought to contain at least 100,000 cubic yards of silica rich material (approx. 250,000 tonnes). This material can be used for a host of product lines including landscape rock, cement additives, silicon feed, mica, artisan clays , concrete aggregate, agricultural fillers, paint, window and bottle glass, fibre optics, porcelain and ceramics. It can also be used in the oil well industry as a fracture sand and in the steel industry as a foundry mold sand and flux for steel manufacture.

All that is required is the development of the quarry process to refine the surface materials down to depth and cleaner faces. During this process all products developed in the circuits will have a direct industrial application that should be able to cover all development and on-going costs. The potential of gold and other metals from the operation would be a by-product.

Test crushing (1” opening jaw) of the cobbles sampled from the property, the following size chart was obtained;

It is clear that only primary crushing of the product is required to obtain a host of finer products without any additional processing costs.

White Channel Cobble Crush Test
				Assay
Certificate	Sample		Assay	Wt	Weighted
Number	Name	Assay	Wtg	Kg	Average

0V0681RA	Cobble#(1-5) + 1 inch		152		0.17%
0V0681RA	Cobble#(1-5) + 1/2 inch			28.4	32.55%
0V0681RA	Cobble#(1-5) + 3/8 inch			10.9	12.49%
0V0681RA	Cobble#(1-5) + 1/4 inch			38.1	43.67%
0V0681RA	Cobble#(1-5) + 10 mesh			27.7	31.75%
0V0681RA	Cobble#(1-5) + 20 mesh			8.7	9.97%
0V0681RA	Cobble#(1-5) + 40 mesh			6.3	7.22%
0V0681RA	Cobble#(1-5) + 80 mesh			4.4	5.04%
0V0681RA	Cobble#(1-5) + 100 mesh		945.2		1.08%
0V0681RA	Cobble#(1-5) + 150 mesh		372.5		0.43%
0V0681RA	Cobble#(1-5) + 200 mesh		390.6		0.45%
0V0681RA	Cobble#(1-5) + 400 mesh		249.8		0.29%
0V0681RA	Cobble#(1-5) - 400 mesh		89.9		0.10%

			2,200.0	124.5

The chart above details the weight percent of the crushing product with a clear working size of ½ inch to 10 mesh as a primary size split. The finer products will become greater as material is re-handled. However, each current grain size has its own industrial application. “

The following photographs give a visual picture of the results obtained from an examination of the property.

Surface gravels and cobbles

Mica clast hole in silica filled with sand

Blue gravel piece

Sulphide staining on quartz cobble

Calcite cement on quartz cobble

1 inch mesh particles of quartz

½ inch mesh quartz grains

3/8 inch quartz grains

40 mesh quartz grains

20 mesh quartz grains

200 mesh quartz grains

400 mesh quartz grains

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

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the annual financial statements include the Company’s estimates of recoverable value of its mineral properties and related deferred expenditures as well as the value of stock-based compensation.  These estimates involve considerable judgment and are, or could be, affected by factors beyond the Company’s control.  The factors affecting stock-based compensation include estimates of when the stock options might be exercised and the stock price volatility.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves and the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds of disposition thereof.

Results of Operations

Year Ended September 30, 2010

For the year ended September 30, 2010, the Company had a net loss of $236,714 compared to a net loss of $999,218 for the previous year. The major item in 2010 was the write off of the Gold Buck mineral property. It was decided not to pursue the Gold Buck property as the Company wanted a more advanced property with more near term potential.

Year Ended September 30, 2009

For the year ended September 30, 2009, the Company had a net loss of $999,218 compared to a net loss of $518,856 for the previous year. The major items in 2009 was the write off of the previously held mineral property at Gladys Lake for $109,231 and the write off of the website costs of $725,000. It was decided not to pursue the Gladys Lake property as the price of molybdenum was too low and very volatile. The Company waited for the vendors to demand payment under the terms of the agreement and effectively lost any rights to the property. The Company also decided not to pursue the website business as results were disappointing and as a result additional financing to improve penetration would be very difficult. The Company decided to go back to mineral exploration with the addition of a gold exploration property. Various operating costs have been reduced as a conscious effort to sustain operations.

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

Liquidity and Capital Resources

At September 30, 2010 the Company had a working capital deficiency of $114,220.  The Company completed a private placement of 12,312,200 units at $0.02 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to purchase one common share for $0.03 exercisable until July 6, 2012.

The Company issued 2,100,000 shares pursuant to the acquisition of the Gold Buck property.

At September 30, 2009 the Company had a working capital deficiency of $207,757. The Company issued 850,000 shares at an average price of US$0.13 for services of which 375,000 are being returned to treasury for cancellation. In addition 11,000 shares valued at $2,310 issued in 2006 for services were returned for cancellation.

At September 30, 2008, the Company had a working capital deficiency of $110,014 as compared to the previous year end deficiency of $169,063 The Company completed a private placement of 3,000,000 units at $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to purchase one common share for $0.10 exercisable until June 10, 2009.

The Company entered into debt settlement agreements to retire debt of $330,936 by issuing 2,608,484 shares at an average price of $0.13. Included in this amount is the issuance of 241,667 shares for interest on loans of $36,250 and the issuance of 1,155,000 for amounts owing to related parties of $115,500, 2008. Pursuant to the acquisition of the Gladys Lake option, the Company issued 100,000 shares.

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

Capital Disclosures

The Company considers its capital to consist of its debt and equity. Its objectives when managing capital are to safeguard the entity’s ability to continue as a going concern and to identify, acquire and explore mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. There were no changes in the Company’s approach to capital management during fiscal 2010. Neither the Company nor its subsidiary are subject to externally imposed capital requirements.

Financial Instruments and Risks

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to related parties and loan payable.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

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

iii) Currency risk

As of September 30, 2010, the Company does not have assets or liabilities in foreign currency and therefore isnot exposed to foreign currency risk.

iv) Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2010, the Company had a cash balance of $641 to settle current liabilities of $114,979. There is a risk that the Company may not be able to fulfill its obligation when a liability is due. All of the Company’s financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

vi) Other price and market risk

The Company’s financial instruments are all short term and exposed to other price and market risks should the fair value of future cash flows from financial instruments fluctuate.

Management does not feel that the Company is exposed to significant risk as its financial instruments are not expected to significantly fluctuate over the short term.

In general, fair values determined by Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Fair value determined by Level 2 inputs utilize observable inputs other than  Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.  Fair values determined by Level 3 inputs are observable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following table presents information about the Company’s financial assets and liabilities that have been measured at fair value as of September 30, 2010, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values.

Description	Level 1	Level 2	Level 3	September 31, 2010
Assets:
Cash	$641	$—	$—	$641
Total financial assets at fair value	$641	$—	$—	$641

Research and Development

There are no research and development tasks currently being undertaken.

Off Balance Sheet Arrangements

Nil

Legal Proceedings

Nil

Tabular Disclosure of Contractual Obligations

The Company has a $15,000 loan from a share holder with no fixed terms of payment and the loan is not subject to any interest.

ITEM 6

Directors, Senior Management, and Employees

The directors and senior management of the Company are as follows:

Name	Position	Year in Which Elected or Appointed

Casey Forward	President, CEO & Director, Chief Financial Officer	2003
Dr. Kanwaljit Sachdeva	Director	2004
Ian Bartholomew	Director	2006
Bradley Barnett	Director	2010

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

Dr. Kanwaljit Sachdeva, Director

Dr. Sachdeva is a practicing acupressurist and a businessman in Vancouver B.C.

Ian Bartholomew, Director

Ian Bartholomew is a Chartered Accountant in Vancouver B.C.

Bradley Barnett

Mr. Barnett is the president and CEO of The TalMar Companies, a land, residential and commercial development company. A developer and builder of residential and commercial properties since 1982, Mr. Barnett has substantial expertise in land use, entitlement and vertical construction for real estate projects. Mr. Barnett has been very successful in bringing critical financing to ventures and corporations having demonstrated an ability in complex negotiations and financial arrangements.

Cash Compensation:

Total compensation accrued and/or paid (directly and/or indirectly) to all directors/senior management during the fiscal year ended September 30, 2010 was $60,815.

The Company has no formal management agreements with any director or member of senior management.

Director Compensation:

The Company has no formal plan for compensating its Directors for their service in their capacity as such, or for services rendered to the Company as consultants or experts.

Stock Options:

As at September 30, 2010 the following stock options were outstanding to senior management and directors.

Name	Securities Under Options Granted	Exercise or Base Price of Security	Market Value of Securities Underlying Options on the Date of Grant	Expiry Date

Casey Forward	600,000	$0.15	$0.16	December 20, 2010
Dr. Sachdeva	600,000	$0.15	$0.16	December 20, 2010
Ian Bartholomew	200,000	$0.15	$0.16	December 20, 2010

Board Practices

The Company has elected an audit committee of which it is desirable to have no fewer than three directors, of whom a majority shall not be officers or employees of the Company or an affiliate of the Company. As the Company is small it may be impossible at times to have three members of which two are independent.  The audit committee’s functions are to monitor overall adherence to Company policy, the effectiveness of the Company’s internal audit personnel and their audit activities and to meet with the Company’s accountants and auditors on financial and audit matters, as appropriate.

Employees

As of September 30, 2010, the end of the most recent fiscal year, the Company had no employees.

ITEM 7

Major Shareholders and Related Party Transactions

The Company’s securities are recorded on the books of its transfer agent in registered form.  The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients.  The Company does not have knowledge of the beneficial owners thereof.  To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.  The following table lists as of  January 31, 2011 each person who, to the knowledge of the Company, owns more than 5% of the Company’s voting securities and the total amount of the Company’s voting securities owned by the Company’s officers and directors.

Title of Class	Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Total

Common Shares	Cede & Co	11,297,794	24.09%
	CDS & Co	6,479,329	13.81%
	Rahn & Bodmer Co	6,000,000	12.79%
	La Caleta Holdings Inc.	5,964,000	12.71%
	Zesi Investments $ Trade Inc	4,848,200	10.34%
	Oloris Investments Corp.	2,500,000	5.33%
	Officers and directors	1,715,000	3.7%

Related Party Transactions

(a) Loans from Related Parties

$30,739 (2009 - $111,748) due to related parties.

Amounts due to related parties do not bear interest, are unsecured, and have no fixed payment terms.

(b) Related Party Transactions

The Company has entered into the following transactions with related parties:

	2010	2009	2008

Management or consulting fees to officers of the Company	$36,000	$36,000	$72,000
Consulting fees to a director(s)	—	18,000	34,000
Paid or accrued accounting fees to an ex-officer and director	24,815
	$60,815	$54,000	$106,000

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

	US Dollars
Period Ended	High	Low	Closing

Monthly
December 2010	$0.04	$0.02	$0.02
November 2010	0.05	0.04	0.04
October 2010	0.05	0.03	0.05
September 2010	0.05	0.02	0.05
August 2010	0.04	0.01	0.02
July 2010	0.06	0.02	0.03

Quarterly
December 31, 2010	0.05	0.02	0.02
September 30, 2010	0.06	0.01	0.05
June 30, 2010	0.08	0.02	0.02
March 31, 2010	0.08	0.02	0.04
December 31, 2009	0.05	0.01	0.03
September 30, 2009	0.08	0.03	0.04
June 30, 2009	0.16	0.06	0.06
March 31, 2009	0.17	0.02	0.13

Annually
September 30, 2010	0.08	0.01	0.05
September 30, 2009	0.17	0.01	0.04
September 30, 2008	0.34	0.07	0.08
September 30, 2007	0.32	0.17	0.27
September 30, 2006	0.82	0.19	0.21

The principal trading market is the OTC Bulletin Board where the common shares of the Company are quoted under the stock symbol GTVCF.OB.

ITEM 10

Additional Information

10.A   Share Capital

Our authorized share capital as at September 30, 2010 was unlimited common shares without par value. Our issued and outstanding share capital at September 30, 2010 was 46,906,563.

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

10.B   Memorandum and Articles of Association

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

10.C   Committees of the Board of Directors

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
2.   Dr. Kanwaljit Sachdeva

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

Corporate Governance Committee:

1.	Casey Forward
2.	Bradley Barnett

10.D   Exchange Control and Other Limitations Affecting Security Holders

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

10.E Taxation

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the  Income Tax Act  (Canada) (the “Act”) and the  Canada – United States Income Tax Convention  (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company’s capital stock was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the Company’s common shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them.  For example, a U.S investor might be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares.  Distributions a U.S. investor receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions.  For example, under certain circumstances, a U.S. investor who is an individual might be subject to information reporting requirements and backup withholding, currently at a 25% rate, on dividends received on common shares.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621.

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

10.F Taxation of Dividends

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

10.G. Statement by Experts.   Not Applicable

10.H. Documents on Display

The Company’s documents, including financial statements, press releases, Annual General Meeting documents, Annual Reports, and other documents can be viewed at its Canadian office, located at:
 1130 – 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2

The Company’s documents are also available on www.sedar.com.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and http://sec.gov/edgar/searchedgar/companysearch.html and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.

ITEM 11 - Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

ITEM 12 - Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13 - Defaults, Dividends Arrearages and Delinquencies

Not applicable.

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2010 (the “Evaluation Date”). This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the Evaluation Date as a result of the material weaknesses in internal control over financial reporting discussed below.

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

Notwithstanding the assessment that our internal control over financial reporting was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 20-F for the year ended September 30, 2010 fairly present our financial condition, results of operations and cash flows in all material respects.

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

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

Changes in internal control over financial reporting

As of the Evaluation Date, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended September 30, 2010 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.C - Principal Accountant Fees and Services

Davidson & Company LLP was appointed the Company auditors effective March 2, 2009.  Previously MacKay LLP was appointed the Company’s auditor effective March 27, 2003. Audit fees paid or accrued are as follows:

Audit fees (Davidson & Company LLP) 2010		$25,000
Other fees in 2010	$	Nil
Audit fees (Davidson & Company LLP) 2009		$35,560
Other fees in 2009	$	Nil
Audit fees (MacKay LLP) 2008		$30,502
Other fees in 2008	$	Nil

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

ITEM 19 – Exhibits

10.1 Agreement on the acquisition of the White Channel property.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Casey Forward____________________
Casey Forward
President and Chief Financial Officer

February 8, 2011

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

SEPTEMBER 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Globetech Ventures Corp.

We have audited the consolidated balance sheets of Globetech Ventures Corp. as at September 30, 2010 and 2009 and the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for the years ended September 30, 2010 and 2009 and for the period from the start of the exploration stage beginning July 1, 2009 to September 30, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2010 and 2009 and the results of its operations and cash flows for the years ended September 30, 2010 and 2009 and for the period from the start of the exploration stage beginning July 1, 2009 to September 30, 2010 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at September 30, 2008 and for the year ended September 30, 2008 contain reconciliations of the financial statements between Canadian and United States generally accepted accounting principles, which prior to the restatement of the reconciliation of differences as described in Note 3, were examined by other auditors who expressed an opinion without reservation on those statements in their report dated January 16, 2009.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

January 26, 2011

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated January 26, 2011 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

January 26, 2011

Auditors' Report
To the Shareholders of
Globetech Ventures Corp.

We have audited the consolidated balance sheet of Globetech Ventures Corp. as at September 30, 2008 and the consolidated statements of operations and deficit, shareholders’ equity (deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated January 16, 2009 has been withdrawn and the financial statements have been revised as set out in Note 3 to the financial statements.

“MacKay LLP”

Vancouver, Canada
January 16, 2009, except as to Note 3	Chartered Accountants
which is as of March 25, 2010

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements. Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended September 30, 2008 and assets, liabilities and shareholders’ equity as at September 30, 2008 to the extent summarized in note 13 to the consolidated financial statements.

Our previous report dated January 16, 2009 has been withdrawn and the financial statements have been revised as set out in Note 3 to the financial statements.

“MacKay LLP”

Vancouver, Canada
January 16, 2009, except as to Note 3	Chartered Accountants
which is as of March 25, 2010

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
AS AT SEPTEMBER 30

	2010	2009

ASSETS

Current
Cash	$641	$546
Receivables	118	179

Total current assets	759	725

Mineral properties (Note 4)	13,000	10,000

Total assets	$13,759	$10,725

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$69,240	$96,734
Due to related parties (Note 7) Loan payable (Note 6)	30,739 15,000	111,748 -

Total current liabilities	114,979	208,482

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares with no par value
Issued and outstanding (2010 - 46,906,563; 2009 – 32,494,363)	36,729,782	36,396,531
Contributed surplus	2,925,087	2,925,087
Deficit	(38,845,906)	(38,845,906)
Deficit accumulated during the exploration stage	(910,183)	(673,469)

Total shareholders’ deficiency	(101,220)	(197,757)

Total liabilities and shareholders’ deficiency	$13,759	$10,725

Nature of operations and going concern (Note 1)
Subsequent event (Note 14)

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)

	Cumulative from the start of the exploration stage beginning July 1, 2009 to September 30, 2010		Year ended September 30, 2010	Year ended September 30, 2009	Year ended September 30, 2008
EXPENSES
Accounting and legal (Note 7)		$83,623	$59,123	$54,207	$42,502
Amortization		1,519	—	2,316	887
Consulting fees		10,745	10,745	87,128	135,965
Interest and bank charges		720	720	2,098	790
Management fees (Note 7)		36,000	36,000	36,000	72,000
Office and miscellaneous		19,110	13,110	30,179	27,239
Public relations		6,053	6,053	2,231	1,445
Regulatory and transfer agent fees		11,724	10,690	7,844	3,988
Stock-based compensation (Note 8)		—	—	—	223,209
Telephone		—	—	—	200
Travel and promotion		3,295	3,295	—	1,724
Website maintenance fees		—	—	27,568	9,000

		172,789	139,736	249,571	518,949

Net loss before other items		(172,789)	(139,736)	(249,571)	(518,949)

OTHER ITEMS
Foreign exchange		22	22	—	—
Interest income		7	7	—	93
Gain on settlement of debt		84,584	—	84,584	—
Write-down of mineral properties (Note 4)		(97,007)	(97,007)	(109,231)	—
Write-down of website license (Note 5)		(725,000)	—	(725,000)	—

		(737,394)	(96,978)	(749,647)	93

Net loss for the period		$(910,183)	$(236,714)	$(999,218)	$(518,856)

Basic and diluted loss per common share	$		$(0.01)	$(0.03)	$(0.02)

Weighted average number of common shares outstanding			37,374,498	32,268,780	21,396,073

The accompanying notes are an integral part of these consolidated financial statements.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in Canadian dollars)

	Number of Shares	Common Shares Issued and Fully Paid	Contributed Surplus	Deficit	Deficit accumulated during the exploration stage	Total

Balance, September 30, 2007	20,321,879	$35,225,667	$2,701,878	$(38,001,301)	$—	$(73,756)
Issuance of shares for cash:
Private placements	3,000,000	150,000	—	—	—	150,000
Acquisition of Gladys Lake option	100,000	15,000	—	—	—	15,000
Issued on conversion of debt	2,608,484	330,936	—	—	—	330,936
Acquisition of technology	6,000,000	600,000	—	—	—	600,000
Stock-based compensation	—	—	223,209	—	—	223,209
Loss for the year	—	—	—	(518,856)	—	(518,856)

Balance, September 30, 2008	32,030,363	36,321,603	2,925,087	(38,520,157)	—	726,533
Issued for services	850,000	138,175	—	—	—	138,175
Treasury shares to be cancelled	(375,000)	(60,937)	—	—	—	(60,937)
Shares cancelled	(11,000)	(2,310)	—	—	—	(2,310)
Loss for the year	—	—	—	(325,749)	(673,469)	(999,218)

Balance, September 30, 2009	32,494,363	36,396,531	2,925,087	(38,845,906)	(673,469)	(197,757)
Private Placement	12,312,200	246,244	—	—	—	246,244
Acquisition of Gold Buck option	2,100,000	87,007	—	—	—	87,007
Loss for the year	—	—	—	—	(236,714)	(236,714)

Balance, September 30, 2010	46,906,563	$36,729,782	$2,925,087	$(38,845,906)	$(910,183)	$(101,220)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEAR ENDED SEPTEMBER 30

	Cumulative from the start of the exploration stage beginning July 1, 2009 to September 30, 2010	Year ended September 30, 2010	Year ended September 30, 2009	Year ended September 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(910,183)	$(236,714)	$(999,218)	$(518,856)
Items not involving cash
Amortization	1,519	—	2,316	887
Gain on settlement of debt	(84,584)	—	(84,584)	—
Write-down of mineral properties	97,007	97,007	109,231	—
Write-down of website license	725,000	—	725,000	—
Shares issued for services	—	—	74,928	—
Stock-based compensation	—	—	—	223,209

Changes in non-cash working capital items:
Receivables	318	61	904	11,408
Accounts payable and accrued liabilities	11,898	(27,494)	65,827	206,119
Due to related parties	(102,139)	(94,009)	90,883	(15,093)

Net cash used in operating activities	(261,164)	(261,149)	(14,713)	(92,326)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash	246,244	246,244	—	150,000
Loan proceeds	15,000	15,000	—	—
Net cash provided by financing activities	261,244	261,244	—	150,000

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of website license	—	—	—	(40,416)
Purchase of equipment	—	—	—	(2,127)

Net cash used in investing activities	—	—	—	(42,543)

Change in cash during the year	80	95	(14,713)	15,131

Cash, beginning of year	561	546	15,259	128

Cash, end of year	$641	$641	$546	$15,259

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

1.         NATURE OF OPERATIONS AND GOING CONCERN

Globetech Ventures Corp. ("the Company") was incorporated under the laws of British Columbia, Canada. During the year ended September 30, 2008, the Company entered into a website software licensing agreement for the use of online dating services.  To acquire the website license the Company was required to pay an initial fee of $125,000 and issue 6,000,000 of its common shares.  During fiscal 2008 the Company paid and/or accrued $125,000 and issued the 6,000,000 common shares which had a fair value of $600,000. During the fourth quarter of fiscal 2009 the Company reviewed the traffic to the website and determined that it was not being populated as contemplated and decided not to continue pursuing this venture. As a result the Company wrote-off its investment in the web site license in the fourth quarter of fiscal 2009.  During the fourth quarter of fiscal 2009 the Company decided to change its business focus and entered into a mineral property option agreement to acquire a 100% interest in the Gold Buck claims located in the Williams Lake area of British Columbia, Canada, by paying a total of $350,000 over a period of three years and issuing 2,100,000 common shares of the Company.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These circumstances lead to significant doubt as to the ability of the Company to meet its obligations and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. These adjustments could be material.

	2010	2009

Working capital (deficiency)	$(114,220)	$(207,757)
Deficit	(38,845,906)	(38,845,906)
Deficit accumulated during the exploration stage	$(910,183)	$(673,469)

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

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

Financial instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to related parties, and loan payable. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values due to their immediate or short-term maturity. It is management’s opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

The Company has classified its cash as “held for trading” financial assets, and its receivables as loans and receivables, and accounts payable and accrued liabilities, due to related parties and loan payable as "other financial liabilities".

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

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Stock-based compensation

The Company follows the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, and accounts for all grants of options to employees, non-employees and directors in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. The fair value of stock-based compensation awards are calculated using the Black-Scholes option pricing model ("Black-Scholes"). All options granted vest immediately.

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

The following outstanding warrants and stock options were excluded from the diluted loss per share computation as their effect would have been anti-dilutive:

	2010	2009	2008

Stock options	1,600,000	1,800,000	1,800,000
Warrants	12,312,200	—	3,000,000

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

3.         RESTATEMENT

During the year ended September 30, 2009, the Company restated the following reconciled financial statements under United States GAAP (Note 13):

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

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

4.         MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

For the year ended September 30, 2010	Gold Buck	White Channel	Total

Acquisition costs, beginning of year	$10,000	$—	$10,000
Cash paid	—	13,000	13,000
Shares issued	87,007	—	87,007

Acquisition costs, end of year	97,007	13,000	110,007

Deferred exploration expenditures, beginning of year	—	—	—

Deferred exploration expenditures, end of year	—	—	—

Total	97,007	13,000	110,007

Written-off	(97,007)	—	(97,007)

Balance, end of year	$—	$13,000	$13,000

For the year ended September 30, 2009	Gold Buck	Gladys Lake	Total

Acquisition costs, beginning of year	$—	$85,504	$85,504
Cash paid	10,000	—	10,000

Acquisition costs, end of year	10,000	85,504	95,504

Deferred exploration expenditures, beginning of year	—	23,727	—

Deferred exploration expenditures, end of year	—	23,727	23,727

Total	10,000	109,231	119,231

Written-off	—	(109,231)	(109,231)

Balance, end of year	$10,000	$—	$10,000

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

4.         MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

White Channel Claims

On June 15, 2010, the Company entered into an option agreement whereby the Company can earn a 100% interest in the White Channel claim located east of Williams Lake, British Columbia.

In order to earn a 100% interest, the Company is required to pay a total of $475,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 2,000,000 shares of the Company before January 31, 2011.  The vendor would retain a 2% Net Smelter Return Royalty, half of which can be purchased by the Company for the sum of $1,000,000 at any time within five years.

Cash terms are:

(i)       payment of $25,000 on or before January 31, 2011 ($13,000 paid);
(ii)      payment of $25,000 on or before February 28, 2011;
(iii)     payment of $25,000 on or before March 31, 2011;
(iv)     payment of $100,000 on or before June 15, 2011;
(v)      payment of $100,000 on or before June 15, 2012;
(vi)     payment of $100,000 on or before June 15, 2013;
(vii)    payment of $100,000 on or before June 15, 2014.

Gold Buck Claims

On September 30, 2009, the Company entered into an option agreement whereby the Company can earn a 100% interest in the Gold Buck claim located east of Williams Lake, British Columbia.

In order to earn a 100% interest, the Company is required to pay a total of $350,000 ($10,000 paid), in ascending payments over a period of three years. The agreement also calls for the issuing of 2,100,000 shares of the Company (issued and valued at $87,007).  The vendor would retain a 3% Net Smelter Return Royalty, half of which can be purchased by the Company for the sum of $1,000,000 at any time within five years.

Cash terms are:

(i)       down payment of $10,000; (paid)
(ii)      payment of $20,000 on or before January 31, 2010;
(iii)     payment of $50,000 on or before June 12, 2010;
(iv)     payment of $10,000 on or before September 30, 2010;
(v)      payment of $100,000 on or before June 12, 2011;
(vi)     payment of $10,000 on or before September 30, 2011
(vii)    payment of $100,000 on or before June 12, 2012;
(viii)   payment of $50,000 on or before September 30, 2012.

During the year ended September 30, 2010, the Company decided not to continue with this acquisition and has written off accumulated costs of  $97,007.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

4.         MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Gladys Lake

On March 21, 2005, the Company entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property located in the Atlin area of the Province of British Columbia, by paying a total of $95,000 and issuing 400,000 shares over a period of four years.

During the year ended September 30, 2009, the Company decided not to proceed with the development of the property and has written off accumulated costs of $109,231.

5.         WEBSITE LICENSE

The Company entered into an agreement to license proprietary website software.  The Company agreed to pay an initial fee of $125,000 and issue six million shares (issued at a price of $0.10 per share) in consideration of the license and the basic system. The Company has paid $40,418 towards the initial fee with the balance payable on or before December 31, 2009. The Company also agreed to pay a maintenance fee of $6,000 per month which provides ongoing services. The initial term was for one year where after the Company had the right to renew on an annual basis unless terminated by the Company by giving three month's notice. The licensor was to provide a basic host of services, and was to provide or write additional program services at cost plus 20% plus royalties. The Company reviewed the traffic to the site and decided that the website service was not being populated as contemplated and decided not to continue pursuing this venture.

Website license can be summarized as follows:

Balance at September 30, 2007	$—
License fee	725,000

Balance at September 30, 2008	725,000
Write-down of website license	(725,000)

Balance, September 30, 2009	$—

6.         LOAN PAYABLE

The Company has a $15,000 loan from a shareholder with no fixed terms of repayment and the loan is not subject to any interest.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

7.         RELATED PARTIES

The Company has entered into the following transactions with related parties which were in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	September 30, 2010	September 30, 2009	September 30, 2008

Management fees to an officer and director	$36,000	$36,000	$72,000
Consulting fees paid to a director	—	—	16,000
Paid or accrued accounting fees to an ex-officer and director	24,815	18,000	18,000

	$60,815	$54,000	$106,000

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

b)      Share issuances

During the year ended September 30, 2010

The Company completed a private placement by issuing 12,312,200 units at $0.02 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to purchase one common share for $0.03 exercisable until July 6, 2012.

The Company issued 2,100,000 shares pursuant to the acquisition of the Gold Buck property (Note 4).

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

8.         SHARE CAPITAL (cont’d…)

b)      Share issuances (cont’d…)

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

The Company entered into debt settlement agreements to retire debt of $330,936 by issuing 2,608,484 shares at an average price of $0.13. Included in this amount is the issuance of 241,667 shares for interest on loans of $36,250 and the issuance of 1,155,000 for amounts owing to related parties of $115,500.

c)   Stock options

The Company has adopted an incentive stock option plan (the "Plan").  The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 9,381,313 shares.  Options granted under the Plan may have a maximum term of five (5) years.  The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant.  The Plan Administrator shall specify the vesting schedule for each stock option granted.

The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price	Aggregate Intrinsic Value

Outstanding and exercisable at September 30, 2007	1,200,000	US	$0.78
Options granted	1,800,000		0.16
Options cancelled/expired	(1,200,000)	US	$0.78

Outstanding and exercisable at September 30, 2008 and2009	1,800,000		$0.16
Options expired	(200,000)		$0.20
Outstanding and exercisable at September 30, 2010	1,600,000		$0.15	$ —

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

8.         SHARE CAPITAL (cont’d…)

c)      Stock options (cont’d…)

The Company has 1,600,000 stock options exercisable at a price of $0.15, which were granted on December 20, 2007 and expired on December 20, 2010.

During the year ended September 30, 2010, stock-based compensation has been recorded in the amount of $nil (2009 - $nil; 2008 - $223,209) and included in contributed surplus.  The amount is management's estimate of the fair value of nil (2009 - nil; 2008 - 1,800,000) stock options granted and vested during the year, and has been expensed in the statement of operations.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company’s common stock as quoted on the OTC Bulletin Board as of September 30, 2010. The Company received cash payments for the exercise of stock options in the amount of $Nil, $Nil and $Nil for the years ended September 30, 2010, 2009 and 2008, respectively. The aggregate intrinsic values of stock option awards exercised was $Nil, $Nil and $Nil for the years ended September 30, 2010, 2009 and 2008, respectively, as determined at the date of option exercise.

The above fair value amounts were calculated using the Black Scholes option pricing model using the following weighted average assumptions:

	2010	2009	2008

Risk free interest rate	—	—	3.8%
Expected life	—	—	2.86 years
Expected annual volatility	—	—	145.35%
Expected dividend	—	—	—
Weighted average fair value of each option	—	—	$0.12

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

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

8.          SHARE CAPITAL (cont’d…)

d)	Warrants

	Number of Warrants	Weighted Average Exercise Price

Outstanding and exercisable at September 30, 2007	—	$—
Warrants granted	3,000,000	0.10

Outstanding and exercisable at September 30, 2008	3,000,000	$0.10
Warrants expired	(3,000,000)	$0.10

Outstanding and exercisable at September 30, 2009	—	$—
Warrants granted	12,312,200	$0.03
Outstanding and exercisable at September 30, 2010	12,312,200	$0.03

9.          INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2010	2009	2008

Loss before income taxes	$(236,714)	$(999,218)	$(518,856)

Income tax recovery at statutory rates	$(68,351)	$(301,014)	$(165,567)
Non-deductible expenses	28,011	33,603	71,501
Unrecognized benefit of non-capital losses	40,340	267,411	94,066

Future income tax recovery	$—	$—	$—

The significant components of the Company’s future income tax assets are as follows:

	2010	2009

Future income tax assets
Property, plant and equipment	$8,000	$8,000
Mineral properties	371,000	365,000
Net capital losses available	2,730,000	2,730,000
Non-capital losses available	803,000	570,000

	3,912,000	3,673,000
Valuation allowance	(3,912,000)	(3,673,000)

	$—	$—

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

9.         INCOME TAXES (cont’d…)

The Company has incurred non-capital losses of approximately $3,214,000 which may be applied to reduce taxable income in future years to 2030. In addition, the Company has net capital losses of approximately $21,836,000 which may be applied against taxable capital gains in the future.  These net capital losses can be carried forward indefinitely. Also, the Company has available certain exploration and development expenditures to reduce taxable income of future years.

Future tax benefits which arise as a result of these future income tax assets have not been recognized in these financial statements as they are not considered more likely than not to be realized.

10.       SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2010	2009	2008

Cash paid during the year for interest	$—	$—	$—

Cash paid during the year for income taxes	$—	$—	$—

	2010	2009	2008
Shares issued for:
Website costs	$—	$—	$600,000
Mineral property	87,007	—	15,000
Debt settlement	—	—	330,938

Mineral property costs in due to related parties	13,000	10,000	—

Website costs in accounts payable	—	—	84,584

11.       CAPITAL DISCLOSURES

The Company considers its capital to consist of its debt and equity. Its objectives when managing capital are to safeguard the entity’s ability to continue as a going concern and to identify, acquire and explore mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. There were no changes in the Company’s approach to capital management during fiscal 2010. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

12.       FINANCIAL INSTRUMENTS AND RISKS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to related parties and loan payable.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

12.       FINANCIAL INSTRUMENTS AND RISKS (cont’d…)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

i)       Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetaryassets and liabilities.

ii)       Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and goods and services tax recoverable is due from government agencies.

iii)       Currency risk

As of September 30, 2010, the Company does not have assets or liabilities in foreign currency and therefore isnot exposed to foreign currency risk.

iv)       Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2010, the Company had a cash balance of $641 to settle current liabilities of $114,979. There is a risk that the Company may not be able to fulfill its obligation when a liability is due. All of the Company’s financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

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
SEPTEMBER 30, 2010

12.       FINANCIAL INSTRUMENTS AND RISKS (cont’d…)

The following table presents information about the Company’s financial assets and liabilities that have been measured at fair value as of September 30, 2010, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values.

Description	Level 1	Level 2	Level 3	September 31, 2010
Assets:
Cash	$641	$—	$—	$641
Total financial assets at fair value	$641	$—	$—	$641

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2010			2009
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$759	$—	$759	$725	$—	$725
Equipment	—	—	—	—	—	—
Website costs	—	—	—	—	—	—
Mineral properties	13,000	—	13,000	10,000	—	10,000

	$13,759	$—	$13,759	$10,725	$—	$10,725

Current liabilities	$114,979	$—	$114,979	$208,482	$—	$208,482
Shareholders’ deficiency	(101,220))	—	(101,220)	(197,757)	—	(197,757)

	$13,759	$—	$13,759	$10,725	$—	$10,725

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	Period from July 1, 2009 to September 30, 2010	2010	2009	2008
				(restated)
Loss for the period, Canadian GAAP	$(910,183)	$(236,714)	$(999,218)	$(518,856)
Adjustments:
Mineral properties and deferred exploration costs	—	—	23,727	—

Loss for the period, United States GAAP	$(910,183)	$(236,714)	$(975,491)	$(518,856)

Basic and diluted loss per common share, United States GAAP		$(0.01)	$(0.01)	$(0.02)

Weighted average number of common shares outstanding, United States GAAP		37,374,498	32,268,780	21,396,073

Statements of cash flows

There were no material differences between Canadian GAAP and United States GAAP on the statements of cash flows for the years ended September 30, 2010, 2009 and 2008 and for the period from July 1, 2009 to September 30, 2010.

(a) Mineral properties

Under Canadian GAAP, the Company accounts for mineral properties as described in note 2.

Under US GAAP, costs of acquiring mining properties are capitalized upon acquisition. Mine development costs incurred either to develop new ore deposits, expand the capacity of mines, or to develop mine areas substantially in advance of current production are also capitalized once proven and probable reserves exist and the property is a commercially mineable property. Costs incurred to maintain current production or to maintain assets on a standby basis and costs incurred to explore a property are  charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates the carrying value of capitalized mining costs and related property, plant and equipment costs, to determine if these costs are in excess of their net recoverable amount whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

 (b) Other presentation items

Under US GAAP, the Company would be considered an exploration stage company as it is devoting its efforts to establishing a commercially viable mineral property. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(c) Impact of recent United States accounting pronouncements:

Subsequent events

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no impact on the  Company's financial position, results of operations or cash flows.

In February 2010, FASB issued Accounting Standards Update (“ASU”) 2010-09 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company adopted ASU 2010-09 in February 2010 and it did not have a material impact on the Company’s financial statements.

(d) United States accounting pronouncements not yet effective

(i) Share-based payments

In April 2010, the FASB provided an update to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This standard is effective for years beginning after December 15, 2010, and for subsequent interim and annual reporting periods thereafter. The Company does not expect the adoption of this standard to have a significant effect on the Company's results of operations or financial position.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

(d) United States accounting pronouncements not yet effective (cont’d…)

(ii) Fair value measurement and disclosures

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06 or the ASU). The ASU amends ASC 820 to require a number of additional disclosures regarding fair value measurements. Specifically, the ASU requires entities to disclose:

         (a) the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers;

        (b) the reasons for any transfers in or out of Level 3;

        (c) information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis.

In addition to these new disclosure requirements, the ASU also amends ASC 820 to clarify certain existing disclosure requirements.

Except for the requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, all the amendments to ASC 820 made by ASU 2010-06 are effective for interim and annual reporting periods beginning after 15 December 2009. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements does not become effective until fiscal years beginning after 15 December 2010, including interim periods within those fiscal years.

The Company does not expect the adoption of this standard to have a significant effect on the Company's results of operations or financial position.

(iii) Variable interest entities

In June 2009, the FASB issued new guidance relating to accounting for Variable Interest Entities ("VIE") codified within ASC 810-10. Key changes include: (a) the elimination of the exemption for qualifying special purpose entities ("QSPE"); (b) a new approach for determining who should consolidate a VIE; and (c) changes to when it is necessary to reassess who should consolidate a VIE. This standard is effective for years beginning after November 15, 2009, and for subsequent interim and annual reporting periods thereafter. The Company does not expect the adoption of this standard to have a significant effect on the Company's results of operations or financial position.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2010

14.       SUBSEQUENT EVENT

There were no significant events subsequent to September 30, 2010 requiring disclosure in these consolidated financial statements.