Form 20-F/A
period 2010-09-30
GLOBETECH VENTURES CORP
filed 2011-04-11
CIK 947994

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

ITEM 19 – Exhibits

10.1 Agreement on the acquisition of the White Channel property. *

12.1 Section 302 Certification

13.1 Section 906 Certification

* Previously Filed

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Casey Forward____________________
Casey Forward
President and Chief Financial Officer

April 11, 2011

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